
02034422

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dresdner Bank

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 229 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	
12G32BR (REINSTATEMENT)	☐	
DEF 14A (PROXY)	☐	
AR/S (ANNUAL REPORT)	☑	
SUPPL (OTHER)	☐	

OICF/BY: [signature]

DATE : 5/30/02

Strategy and goals

Dresdner Bank – the centre of banking competence within the Allianz Group:

- Customer orientation as our guiding principle.
- Long-term contribution to the Allianz Group's enterprise value.
- Focus on business segments with high profitability and excellent growth potential.
- Focus on two divisions: "Corporates & Markets" and "Private and Business Clients".
- Our expertise in both financial advice as well as capital market activities.
- International presence, focused on Europe and selected global markets.
- Social responsibility and promoting the interests of everyone connected with Dresdner Bank.

Key figures of the Dresdner Bank Group

	2001	2000	Change
Result of operations	€ mn	€ mn	%
Income before taxes	153	1,613	– 90.5
Income after taxes	186	1,742	– 89.3

Ratios	%	%	
Cost-income ratio	77.7	64.8	
Cost-income ratio (adjusted for amortisation of goodwill)	72.7	63.7	
Return on equity before taxes	1.1	13.9	
Return on equity before taxes (adjusted for amortisation of goodwill)	5.2	15.0	
Return on equity after taxes	1.3	15.1	
Return on equity after taxes (adjusted for amortisation of goodwill)	5.4	16.2	

The Dresdner Bank share	€	€	%
Earnings per share	0.32	3.32	– 90.4
Earnings per share (adjusted for amortisation of goodwill)	1.37	3.58	– 61.7

	31 Dec 2001	31 Dec 2000	Change
Balance sheet	€ mn	€ mn	%
Total assets	506,683	483,498	4.8
Lending volume	219,210	225,343	– 2.7
Deposits and certificated liabilities	413,245	395,170	4.6
Risk-weighted assets (German Banking Act)	181,478	200,556	– 9.5
Liable capital (German Banking Act)	20,927	22,895	– 8.6

Capital ratios	%	%	
Core capital (German Banking Act)	6.4	6.6	
Total capital (German Banking Act)	11.5	11.4	
Core capital (BIS)	5.5	6.3	
Total capital (BIS)	11.4	12.5	

Number of employees	49,968	51,456	
Germany	40,096	42,209	
Other countries	9,872	9,247	
Number of branch offices	1,172	1,360	

Dresdner Bank AG · 60301 Frankfurt/Main · Germany
Telefon +49 69 263-12631 · Telefax +49 69 263-7234
http://www.dresdner-bank.com





The future is based on advice. Advice is based on individuality.

Annual Report 2001


Dresdner Bank
Advice you can bank on



Annual Report 2001



Advice you can bank on. In today's world, advice and guidance continue to gain in value. Because as the number of options grows, so do insecurity and the need for information. Those who aren't as well informed as they would like to be are willing to rely on the advice of professionals. This advice must be tailored to the goals and needs of each individual – because good guidance must be as unique as the person who receives it. This is the basis of our business philosophy.

Contents











Individuality. Each person has an unmistakable personality – a unique outlook on life with individual goals and needs, hopes and dreams. The approach to realising these ideas should be just as individual.



Bernd Fahrholz

Ladies and gentlemen,
dear shareholders and business partners,

2001 ushered in a completely new chapter in the 130-year history of Dresdner Bank. Since July 23, our Company has been part of the Allianz Group. This was the day on which the takeover offer by Allianz expired – a bid that we had recommended our shareholders accept, and that the vast majority did. Meanwhile, Allianz AG holds more than 95% of the share capital of Dresdner Bank.

Dresdner Bank's delisting from the DAX was tinged with emotion for many at the Bank. This shows that our employees' hearts, and not just their minds, are with the Company – "their" Dresdner Bank. Nevertheless, the dominant emotion on July 24 was confidence. This date marks the start of a new era offering highly promising prospects, challenges and opportunities from the combination of an insurance company and a bank combined to form a major integrated financial services provider.

Why we are joining forces. We have bundled Allianz's expertise and position on the international insurance market and the high-quality "Advice you can bank on" offered by Dresdner Bank with its financial market expertise to produce a new business model. One that is unparalleled to date in

Germany. We see an opportunity to create substantial added value – added value with additional offerings and financial products, more and broader sales channels, and additional advisors with even greater expertise.

The combination with Allianz also reflects market logic. Banking and insurance have grown closer together over the past years in a number of areas: in relation to products, sales and customers as well. The "good old days" when banks and insurance companies did not really compete with each other are long gone. The introduction in Germany of the "Riester pension scheme" for funded retirement pensions and the increase in asset levels due to a new generation inheriting from its parents ("Erbengeneration") are further fuelling this trend. We are well prepared for these developments, and in doing so we are focusing on the opportunities offered by the markets of tomorrow – retirement provision, asset accumulation and asset management. Together, we will be able to take much better advantage of these trends.

As the "centre of banking competence" within the Allianz Group, we will contribute our specific strengths and will systematically develop them within the greater Group. Our course was clearly set at our General Meeting in May 2000. Where we are already good, we want to get even better: in the high-end corporate clients business, in the European capital markets business and in selected areas within investment banking, as the provider of "Advice you can bank on" for private customers, and in asset management. We will successively withdraw from other, non-core business activities that offer lower growth prospects for us and that do not meet our yield targets.

The integration process. We have made substantial progress with the integration process since the announcement of our combination with Allianz in April 2001. Such a complex process means extra work and extra effort for everyone concerned. Without the dedication and commitment of our employees, we could not have come so far so fast. I would therefore like to express my heartfelt thanks to all our staff. They have done a magnificent job in turning our joint vision into reality, step by step.

The first step was to develop the business models and quantify earnings and cost synergies. After this, we were able to start joint sales activities in August, giving the combination a concrete form where it matters most, with our customers. In the meantime, roughly 100 of our securities advisors are working in Allianz agencies, while more than 870 financial planning and insurance experts from Allianz are based in our branch offices. This is enabling us to leverage existing cross-selling opportunities. The need to invest life insurance payouts and to combine property finance with property insurance services alone offers substantial potential. This approach is paying off in practice: more than half of fund-linked retirement provision products are now sold via our bank branches.

Nevertheless, the intelligent combination of different sales channels is only one aspect of the overall integration process – albeit an extremely important one. Other key integration tasks include the organisation of the new Allianz Dresdner Asset Management unit, the formation of a company to provide advice on occupational pensions – Allianz Dresdner Pension Consult GmbH (ADPC) –, the integration of Dresdner Vermögensberatung, Advance Bank and Allianz Financial Planners, the establishment of a new business model for private real estate finance and the optimisation of our IT and support functions. The reorganisation of our management structures in line with the new situation is also in full swing.

Cost cutting. Apart from the integration process, the need to reduce costs was at the top of our agenda last year. Above-average costs increases have been the Achilles' heel of all banks in Germany for years now.

The vast majority of the measures that we announced at the Annual General Meeting in 2000 have already been or are still being implemented according to plan. The focus was on restructuring our broad-based private client business in Germany, reducing our local loans business outside Europe and withdrawing from non-core activities outside Europe.

We expanded this programme to include a second, Group-wide cost-cutting programme in fall last year. The goal is to reduce Dresdner Bank's administrative expenses by around €1.3 billion by the end of 2003. Including the measures announced in May 2000, a total of roughly 7,800 jobs will be shed, including 460 in our Corporate Centre and 1,500 in Investment Banking. By the end of 2001, roughly 4,000 jobs had already been cut.

We will reach our goal of cutting costs with strict cost management and by systematically leveraging synergy potential. In this process, we will do everything in the future, as in the past, to ensure that the necessary measures are taken in a socially responsible manner. This approach has proven to be the correct one in the past and is one of the main reasons why even difficult decisions were supported in the past by both corporate management and the Works Council.

The "Agenda 2004" development programme. By tightening up our organisational structure comprising the Corporates & Markets as well as Private and Business Clients divisions, we are responding to changing market conditions. We amalgamated our two former divisions, Corporate Clients and Investment Banking, into a new, larger Corporates & Markets division because we find it appropriate to serve comparable customer needs out of one single unit. We intend to replace this "parallel processing" with a truly integrated business model that is clearly focused on the capital markets. We expect the new division to generate substantial potential for cost savings and earnings synergies. Last but not least, our competitive position is strengthened thanks to our greater mass, a larger, integrated offering and additional advisor expertise. However, we will remain the "Bank for the German middle market", offering our customers both the standard products as well as the individually tailored capital market instruments they want.

The second mainstay of our new business structure is our Private and Business Clients division – which also merges two previously independent activities. Support for Dresdner Bank's 100,000 or so small business clients and the roughly 400,000 entrepeneurs previously looked after by the Private Customers division is now being amalgamated. The uniform service now offered to the new business clients customer group is having a positive effect on both earnings and costs.

Expert, individual advice is becoming even more important in both divisions. We are already well positioned as the provider of "Advice you can bank on" to take advantage of this trend, and we continue to aim to do everything we can to further improve our position in this market.

In addition to the establishment of the two new business models mentioned above, a number of other initiatives are also part of our eight-point "Agenda 2004" programme. These are the streamlining of management and organisational structures, the slimming down of the Corporate Centre, the optimisation of IT and support functions, a thorough overhaul of loan and risk management processes and the introduction of a value-based management system based on Allianz's EVA (Economic Value Added) concept.

In my opinion, this last issue is crucial in order to set free additional entrepreneurial energy within Dresdner Bank and make a lasting contribution to added value within the Allianz Group.

The results. The results for fiscal year 2001 were largely dominated by the slump on the international capital markets, which has lasted for over a year now. Given Dresdner Bank's strong focus on the capital markets, this is bound to have a particularly strong effect. The economic downturn, which became visible in the second quarter of the year and developed into a full-blown recession after the terrorist attacks on September 11, naturally also had a negative impact. The dramatic nature of this turn for the worse in Germany can be seen from the fact that the Federal Government and most research institutes were still forecasting robust economic growth of around 2 % to 2.5 % in the spring of last year.

A slight decrease in operating income (net interest and commission income plus trading income) was compounded by cost pool increases of differing proportions. Administrative expenses rose by 5% after adjustment for the effect of first-time consolidation and other special factors. Compared with an average cost increase of 15% per year over the past few years, this shows that the cost-cutting measures we introduced since May 2000 have started to take effect: we have started our turnaround.

Loan loss provisions were increased to total around €1.9 billion. This is due in particular to the loan commitments that we entered into in the USA during the mid-nineties. We have been systematically streamlining this portfolio since May 2000 and have reduced it by 20% throughout 2001.

After inclusion of our investment securities, income before taxes amounted to €153 million. This includes integration costs and restructuring charges of around €620 million. We will be proposing a dividend of €0.70 per share at the Annual General Meeting.

Outlook. The agenda for the current fiscal year is clear: this is the year of implementation.

1. We must continue to drive forward the integration process. Although we have already achieved major milestones, fine tuning is still needed in order to realise all potential earnings and savings in the medium term.

2. We need to continue to cut costs further. Our cost structure must be "gale-proof" – even in a stormy economic environment. We will focus in particular on the risks posed by our loans business and will take a renewed critical look at our portfolio.

3. We will continue to expand Dresdner Bank's position as an international provider of "Advice you can bank on" – in business with corporates as well as with private clients – and strengthen our brand. The increasing individuality of customer demands and the growth of the financial markets with their countless offerings is leading to a more and more urgent need for advice. Together with Allianz, we will further develop our expertise in this area. We regard this as a key to our success.

4. Dresdner Bank will remain focused on the capital markets – a key aspect of its identity. This is the link between our Corporates & Markets and Private and Business Clients divisions. More integration and systematic cost management within the Dresdner Bank Group will not only allow us to ride out any economic storms, but also position us to take advantage of the next upswing. This could start as early as the second half of 2002. If we do see an upturn in the current fiscal year, we will benefit more than most from it.

We are confident that our programme for further development of the Dresdner Bank Group with its eight individual initiatives will lead to a long-term improvement in the bank's earnings position.

We can only be successful, however, with satisfied customers and committed employees. This is why we want to offer our clients even more first-class products and services, and intensify our relationship with them further. We want to remain an attractive employer for our staff and to continue to offer them – now as part of a global financial group – interesting career opportunities.

Our mutual success is also the basis for our social commitment. In particular, we want to help modernise our society and Germany as a business venue in order to ensure that we are equipped to face the future with confidence.

Together with Allianz, we have a strong starting position in highly interesting markets. Unfortunately, though, occupying the pole position does not automatically mean you finish first. It is not a foregone conclusion, but rather a position to be defended and maintained. This attitude will guide our activities in 2002.

One last word should go to our shareholders, many of whom have stayed with us and now hold shares in Allianz, and to our business partners and customers. You have supported and remained loyal to us for many years, and I would like to extend my sincere thanks, as well as those of my colleagues. We intend to ensure that this strategy pays off in the future too.

Yours faithfully,

Bernd Fahrholz



Dr. Andreas Georgi (May 17, 1957)
qualified as a bank clerk and then studied management engineering at the Technical University in Darmstadt, where he received a doctorate in financial and tax law. He joined the credit department of Dresdner Bank in Hamburg in 1986 before switching to a position in head office Loans/Risk Management in 1987. From 1990 he was head of Management Systems for two and a half years. In 1993, Mr Georgi was appointed Senior General Manager at Reuschel & Co. and became a General Partner in 1994. He has been responsible for Dresdner Bank's private clients – now part of the "Private and Business Clients" division – since the beginning of 2000, initially as head of the division and, since May 2000, as a member of the Board of Managing Directors.

Heinrich Linz (September 13, 1957)
joined Dresdner Bank in 1983 after studying economics. Since mid-1986, he held a number of Investment Banking management positions in Frankfurt and London. In April 1998, he became co-head of Global Markets and, on January 1, 2000, he joined DEUTSCHER INVESTMENT-TRUST (dit) as one of its Managing Directors, becoming its Chairman in April of the same year. On 1 April 2000, Mr Linz was appointed to the Board of Managing Directors as Chief Risk Officer.

Prof. Dr. Bernd Fahrholz (August 4, 1947)
holds a doctorate in law and joined Dresdner Bank as a legal advisor in 1977, moving on to the domestic Corporate Clients business in 1985. He joined the management team at the Corporate Finance division in 1989 and was appointed co-head of the Bank's new Corporate and International division in 1994. Prof. Dr. Fahrholz was appointed Senior General Manager in 1996; in spring 1997 he also assumed responsibility for Global Finance and became a member of the Managing Board in the Investment Banking division. He has been a member of the Board of Managing Directors of Dresdner Bank AG since 1998, and Chairman since May 1, 2000. He is also Deputy Chairman of the Board of Managing Directors of Allianz AG since July 2001, where he is responsible for the activities of "Allianz Dresdner Financial Services".

Leonhard H. Fischer (January 6, 1963)
read economics in Bielefeld and Georgia (USA) before starting his career as a trainee at J. P. Morgan in Frankfurt and New York. In 1994, he became a Managing Director of J. P. Morgan in Germany. He joined Dresdner Bank in April 1995 as co-head of the Treasury/Trading division. In 1998 Mr Fischer was appointed Senior General Manager and on March 1, 1998 he became a deputy Managing Director. Mr Fischer has been a full member of the Board of Managing Directors since March 1, 1999 and is also Chief Executive Officer of Dresdner Kleinwort Wasserstein. On July 20, 2001 Mr Fischer additionally became a member of the Board of Managing Directors of Allianz AG with responsibility for the "Corporates & Markets" division.

Dr. Horst Müller (November 7, 1938)
qualified as a bank clerk before studying economics at Goethe University in Frankfurt am Main, where he received a doctorate in 1969. Mr Müller began his career at Dresdner Bank in 1970 in what was then called the "Industrial Office" in Frankfurt, becoming its head in 1974. In 1983, he became co-head of Loans/Risk Management at head office. In 1989, he built up the Corporate Finance division as its head and became head of Corporate Planning in 1990. After being appointed a deputy member of the Board of Managing Directors in 1992, he became a full member on May 1, 1994. On July 20, 2001, he was also appointed to the Board of Managing Directors of Allianz AG where he is responsible for the "Financial Risk Management" division.

Klaus-Michael Geiger (March 27, 1962)
held a number of posts at Dresdner Bank after qualifying as a bank clerk. In 1991, he joined Group Auditing at head office. After working as COO of the bank's Global Markets division in Frankfurt and COO UK at Dresdner Kleinwort Benson in London, he was appointed as co-head of Operations at head office in January 2000. From May 2000 onwards, he was Global COO of the Investment Banking division in Frankfurt and London. In December 2001 Mr Geiger was appointed to the Board of Managing Directors at Dresdner Bank as Chief Information and Technology Officer.

Joachim Mädler (July 20, 1948)
embarked on his career at Dresdner Bank and has worked around the world in a large number of responsible positions. From 1987–1994 he was Director of Dresdner Bank (Schweiz) in Zurich. In June 1994, he was appointed a Managing Director of DEUTSCHER INVESTMENT-TRUST (dit) with responsibility for marketing and sales. Starting in July 1997, Mr Mädler managed Dresdner Bank's Asset Management division and became Executive Officer of Dresdner Bank's Global Asset Management Board in October 1999. On May 1, 2000, he was appointed to the Board of Managing Directors with responsibility for asset management.

(from left to right)

Board of Managing Directors

Prof. Dr. Bernd Fahrholz
Chairman of the Board of Managing Directors
Banking Participations,
Legal Services,
Corporate Communications,
Economics Department

Prof. Dr. Gerhard Barth
(until 31 December 2001)
Information Technology,
Transaction Banking

Leonhard H. Fischer
Corporates & Markets

Klaus-Michael Geiger
(from 1 December 2001)
Information Technology,
Transaction Banking

Dr. Andreas Georgi
Private and Business Clients

Dr. Joachim v. Harbou
(until 31 December 2001)
Corporate Clients Business,
Real Estate

Heinrich Linz
(from 1 April 2001)
Credit Risk Management,
Risk Control

Joachim Mädler
Asset Management

Dr. Horst Müller
Compliance/Corporate Security,
Finance/Controlling,
Procurement/Premises Management,
Real Estate, Human Resources,
Audit

Dr. Bernd W. Voss
(until 31 December 2001)
Compliance/Corporate Security,
Finance/Controlling, Audit

Supervisory Board

Dr. jur. Henning Schulte-Noelle
Chairman from 23 July 2001
Chairman of the Board of Managing
Directors of Allianz AG,
Munich

Dipl.-Kfm. Uwe Plucinski
Deputy Chairman
Dresdner Bank AG,
Hamburg

Klaus Carlin
(until 11 May 2001)
Dusseldorf

Meinhard Carstensen
(until 31 December 2001)
Hamburg

Reinhard Drönner
Trade union secretary,
Lower Saxony-Bremen district,
ver.di Vereinte Dienstleistungs-
gewerkschaft,
Hanover

Claudia Eggert-Lehmann
Dresdner Bank AG,
Hagen

Bernhard Enseling
Dresdner Bank AG,
Frankfurt/Main

Dr. Martin Frühauf
Deputy Chairman of the
Supervisory Board of Aventis SA,
Frankfurt/Main

Peter Haimerl
Dresdner Bank AG,
Munich

Manfred Karsten
Oldenburgische Landesbank AG,
Oldenburg

Ainis Kibermanis
Dresdner Bank AG,
Frankfurt/Main

Bernd Kriegeskorte
Dresdner Bank AG,
Munich

Dr. Heinz Kriwet
Member of the Supervisory Board
of ThyssenKrupp AG,
Dusseldorf

Prof. Dr. Edward G. Krubasik
Member of the Board of Managing
Directors of Siemens AG,
Munich

Dr. Dietmar Kuhnt
Chairman of the Board of Managing
Directors of RWE AG,
Essen

Michel Pébereau
Président Directeur Général,
BNP Paribas SA,
Paris

Stefan Quandt
Chairman of the Supervisory Board
of DELTON AG,
Bad Homburg v. d. H.

Sultan Salam
Dresdner Bank AG,
Frankfurt/Main

Dr. Hans-Jürgen Schinzler
Chairman of the Board of Managing
Directors of Münchener
Rückversicherungs-Gesellschaft,
Munich

Uwe Spitzbarth
(from 18 May 2001)
Head of the National
Working Party on Banks,
ver.di Vereinte Dienstleistungs-
gewerkschaft,
Berlin

Dr. Alfons Titzrath
Chairman until 23 July 2001
Dusseldorf

Dr. Bernd W. Voss
(from 3 January 2002)
Frankfurt/Main

Dr. Wolfgang Röller
Honorary Chairman
Frankfurt/Main



Intuition. The best decisions are often made intuitively. They result from a perfect interplay between knowledge and feelings. For the head and heart experience things very differently —and the more experience gathered, the more confidently we can choose the right path.



The renaissance of financial advice

The future is based on advice. Advice is based on individuality.

At the dawn of the Internet era, it was assumed that the World Wide Web would eventually make classical financial advice redundant. However, this has turned out to be false. Financial advice is experiencing a renaissance the likes of which no one would have believed just a few years ago. Consulting is in demand like never before. A whole sector is named after the concept, and you don't have to be a prophet to predict that the need for highly qualified services of this nature will continue to increase. This also applies to the banking sector. Whether financing large and medium-sized companies, or whether for private investment and retirement provisions, the demand is for individual, tailor-made solutions.

Under the banner of individual financial advice, the relationship between customer and bank is becoming more personal again, almost like back in the golden age of private banking. Classic private bankers knew their customers, often building up relationships over generations. And this is exactly why they were able to become confidants – true advisors for all kinds of financial matters. The concept of financial advice represented since the days of the Medicis has lost none of its charm, and is experiencing a renaissance in light of the increasing demand for financial advice. **Individual financial advice is becoming the key to banking in the future.**

Dresdner Bank has embraced this trend quickly and in depth, but what are the reasons behind its development? On the one hand, the increasing complexity of our world and of the financial markets, too; and on the other hand, the trend toward individualisation in society.

There is no doubt about it: the world is becoming more complex and less transparent. Previously simple, clear relationships are giving way to a plethora of interconnected structures that are constantly changing at a hitherto unknown pace. At the same time, new opportunities and options for action are opening up. For the individual, however, it is becoming increasingly difficult to find his or her way, to form personal judgements and reach the right decision. The "new lack of transparency" is a phrase which was coined some 20 years ago, and this complexity has not lessened.

Technology and science are the fields in which we can most clearly see how our universe is expanding. Humanity's total knowledge base doubles every few years. Our society is fast becoming a knowledge society whose major challenge is to not drown in the flood of information. Similarly, the range of products and product types is expanding – be they automobiles or investment funds, computers or financial innovations. Whereas the average German driver in the 1950's had a fairly straightforward choice – Beetle or

Kadett, Opel Rekord or Ford Taunus – these days he wouldn't know where to start. Hundreds of models in any number of variations can be found in the showrooms, all of which can also be individually tailored and tuned to fit the customer's requirements.

This is even more true of the product range on the financial markets, which has undergone an extraordinary transformation in the last 50 years, in terms of both quantity and quality. Since 1951, the market price of listed shares in Germany has increased almost 200-fold, and the volume of fixed income securities more than 2000-fold. Today's international investor can not only choose between innumerable shares and bonds, but also has thousands of investment funds at his disposal. The "AktienNavigator" share guide on Dresdner Bank's private clients portal includes around 8,000 shares in its analysis alone! Without expert help, guidance and advice, it is very easy to lose your orientation in the sea of investment opportunities available. Internet-based technical support, such as that provided by "AktienNavigator", can give a basic overview of the situation, but far more important are discussions with skilled professionals.

In this age of individualism, advisors discuss with clients to develop sensible and intelligent solutions for their requirements.

Just a few years ago, some people thought differently. Driven by the internet hype, they looked only to the World Wide Web, believing that its wide variety of information offerings would make traditional financial advice redundant. At that time, "self-advice" was the buzzword! But today, hardly anyone uses such language any more. Although the internet is an important source of information, it is no replacement for discussions with advisors, which are gaining a whole new lease on life. In this sense, we can indeed speak of a **renaissance of financial advice.** Expert advisors know the options and can take the personal requirements of the customer into account. Whether shares or fixed-income securities, life insurance or real estate – the most sensible investment depends on individual opportunities, conceptions and preferences. Working this out with the customer, then finding intelligent solutions – this is the key to excellent financial advice in the age of individualism.

Financial advice is the answer to the growing complexity of the (capital) markets, while also addressing the long-term trend toward individualisation in society. People today are stressing their individuality, unwilling to be cast into statistical pools, resisting attempts to lead them down standard, preprocessed paths. This may also represent a reaction against phenomena such as mass tourism and mass media. These days, life is a lot more varied and colourful than it used to be, giving people room for their own thoroughly individual life stories and matching patchwork structures. Now that old roles, values and structures have disappeared, making way for a pluralism of possibilities, "individualism" is no longer just an idea. Striving to be individual is central to the spirit of this era. This is a trend to which companies, and service providers in particular, have to react. This is where our concept of "Advice you can bank on" comes in. Financial advice is our concept for the future, and the answer to the individual desires of our customers in a world of variety and complexity. Both of these trends are inextricably linked: The more individual the customer, the higher the standard of advice expected. And the more individual the advice, the better.



Integration live: cooperation on a day-to-day basis

Since August 1, 2001, Allianz employees have been working in Dresdner Bank branch offices, and the Bank's securities advisors have been advising Allianz's insurance customers. In our day-to-day business, the vision of an integrated financial service provider is coming alive.

Ten o'clock in the morning at a motorway service and rest station, just outside Braunschweig. Lars Poppenheger changes from his jeans into a suit. This has become a daily routine for the 31-year-old securities advisor: at least four days a week, he travels back and forth between Hamburg and cities like Braunschweig, Hanover and Bielefeld. "I'm sitting in the car for up to six hours a day," says Poppenheger. He explains the scene at the service and rest station: "If I wore my suit while driving, I'd have to get out the ironing board every time I got home at night."

Now also looking the part of a banker, Poppenheger drives to the insurance agency run by Uwe Hoppe. The Allianz man has organised Poppenheger's appointments with customers for the day. "I know my customers and can judge who might need securities advice," says Hoppe. In total, Poppenheger looks after 23 agencies with around 20,000 customers. He explains: "The first contact is always made by Allianz. After all, we don't want to take the customers by surprise." The decisive factor for success is the chemistry between customer and advisor.

Today's first port of call is a small town near Braunschweig. Five years ago, the customer purchased investment fund shares from Allianz at a cost of €200,000. Now, Lars Poppenheger comes into play. He offers to provide the client with advice on the subject of investment management on a regular basis. He also suggest performing an asset structure analysis in order to best serve the customer's long-term investment aims. Today, however, the first thing on the agenda is a formal matter. Following the combination of the two companies, the customer's investment fund account will now be managed by the Bank. This reduces costs for the Group, while the customer remains unaffected.

The customer clearly trusts the young banker immediately. He asks for suggestions on how he should best invest €25,000 over five years. Poppenheger is in his element. First, he asks about the customer's aims and how willing he is to take risks with the investment. It quickly becomes apparent that a straightforward investment in equities would not make sense. Instead, the advisor suggests investing in a corporate bond or a hybrid fund. The two of them set a new date for a more in-depth discussion of these investment options.

On the way back to Braunschweig, Poppenheger's mobile phone rings. An Allianz employee from the Bielefeld area wants to make an appointment. One of his customers is about to receive a payout on his life insurance and wants to know how best to invest the amount, around €50,000. "Without the combination with Allianz, I would never have come into contact with this customer," says Poppenheger. Still in his car, he reaches for his diary. Yes, he can manage to fit in an extra meeting on the day in question. The appointment is confirmed.

Since last year, a lot has changed for Ramona Weichelt, too. August 1 was the Allianz employee's first day of work at the Dresdner Bank branch office in Dotzheimer Strasse, Wiesbaden. "My Dresdner Bank colleagues gave me a really warm welcome," says the insurance expert. Weichelt has barely sat down at her desk again following an outside appointment when two colleagues come by to see her. They inform her that she has appointments later with bank clients who want to use the new service offered by the bank. Ramona Weichelt is primarily responsible for sales of non-life insurance. However, she says, "When my colleagues have their hands full with other things, I also advise on life insurance and our Riester pension product range." In the meantime, Ramona Weichelt has a visitor. A young mother with her child, inquiring about life insurance and occupational disability insurance for her husband. He runs his own business, and the family wants to have adequate insurance cover. The Allianz employee quickly explains the terms and conditions, answers the customer's questions and prints out the offer. She also asks whether the family has policies such as liability or householder's comprehensive insurance, and offers some advice. She does this very discreetly, because as she knows from experience, "with non-life insurance, customers are often convinced by my quote, but are unable to terminate their current insurance policies until months or even years later."



Ramona Weichelt's next appointment takes her to the home of a retired couple. As she enters the apartment, the coffee has already been made and there are sandwiches and doughnuts on the table. Weichelt quickly demonstrates that Allianz can offer both of them cheaper motor vehicle insurance than they currently have. As their existing policy can only be terminated to the end of the year, Weichelt settles on this date. She will do all the necessary paperwork, so the changeover will not mean any work for the couple.

Weichelt has only good things to say about the cooperation between Allianz and Dresdner Bank. Not least because she notices: "The customers appreciate what we do."



Creativity. The most creative things can often be so simple. They just have to be thought of. And that is the point. Being creative means being just that little decisive bit more open to new ideas.



Business activities

Strategic orientation within the Allianz Group

Dresdner Bank is one of Europe's leading international banks, offering a wide range of products for private and business clients. It focuses on selected customer groups and regions, and business segments in which it already has a strong position. Traditionally, this includes the capital markets and securities trading, where it acts for both issuers and investors. Dresdner Bank's core competency lies in financial advice. These strategic principles still apply following the combination with Allianz, which was successfully concluded on July 27, 2001.

Focus on two divisions

As an integrated financial services provider we can keep up with the changing demands in the markets for banking and insurance services.

Dresdner Bank has modified and developed its strategy. The basis for change is, on the other hand, the vision developed together in the course of the combination with Allianz and set out in the key points agreement of April 1, 2001. This vision foresees a leading integrated financial services provider active in the fields of banking, asset management and insurance, with Dresdner Bank as the centre of banking competence. In addition, we have adapted to the underlying and ever-changing competitive conditions. In past years, the focus of business activities was on lending for private and business clients. Nowadays, however, greater importance is being attached to asset accumulation, asset management, and increasingly also to financial planning – particularly by large banks which are active in securities trading. The Riester pension reform has turned retirement provision into an attractive sector with considerable growth and earnings potential. At the same time, the worsening market conditions on the international capital markets have led to considerable pressure to adapt. In order to better leverage its expertise in financial advice, as well as the capital market business, Dresdner Bank is combining its business having to do with corporate and private customers to two divisions: "Corporates & Markets" and "Private and Business Clients".

Corporates & Markets: an integrated, international business model

The new Corporates & Markets division brings together the existing Investment Banking and Corporate Customers divisions, thus combining the bank's commercial and investment banking activities with large corporates and medium-sized companies. The customers of Corporates & Markets include selected multinational groups based both in Germany and abroad, plus around 30,000 large and medium-sized domestic corporate customers. The responsibility for smaller corporate customers and business clients has been transferred to the new Private and Business Clients division.

This allows Corporates & Markets to position itself as an internationally active, integrated corporate and investment bank built on three pillars:

- An integrated business approach and product range for domestic commercial and investment banking,
- a leading position in business on the European capital markets, and
- global expertise and selected business segments, such as M&A, risk management or specialty finance.

This strategy depends on focusing our financial advice on customer demands. The aim is to exploit commonalities and synergy potential between the "classic" corporate customers and investment banking business to a greater extent than before, while strengthening Dresdner Bank's earnings power and market position in its capital market business. This applies in particular to Germany and to business with medium-sized clients. We assume that the trend toward capital market-oriented financing structures will continue in the coming years, despite the current capital market slump. At the same time, we intend to expand our expertise in selected global product areas, such as our M&A and advisory business, specialty finance, and derivatives and risk management. These areas also provide interesting openings for cooperation within the Allianz Group.

Cost-conscious growth strategy for private clients business

Dresdner Bank's two pillar model is designed to streamline its structures by creating a customer-driven organisation based on the Corporates & Markets and Private and Business Clients divisions.

The second pillar of Dresdner Bank's business model next to Corporates & Markets is the Private and Business Clients division. The core element of this division's strategy is financial advice in the fields of investment and financial planning, and the cost-conscious expansion of our advisory services. Given a total of around six million customers, our private clients business is becoming increasingly important for sales of investment banking, asset management and insurance products. The combination with Allianz opens up considerable additional business and earnings potential through the expansion of the cooperation that has already been in place for a number of years. This also applies to the amalgamation of business clients with entrepreneurs and self-employed clients previously covered by the Private Clients division. The goal of the new structure is to increase fee and commission income by offering overall customer support and by creating cross-selling opportunities. Occupational pension provisions play an important part in this strategy. In addition, Dresdner Bank's Private Banking International segment is a forward-looking business area that is in a constant process of being developed further.

Asset management as a core competency

Asset management has always been one of Dresdner Bank's core competencies. In the course of the combination with Allianz AG, Dresdner's asset management activities are being combined with those of Allianz, and will in future be managed as part of the "Allianz Dresdner Asset Management" division. This high-growth, high-earnings business segment is also central to the service range offered by Dresdner Bank.

End-to-end approach for private real estate financing

The real estate activities of the Dresdner Bank Group can be broken down into commercial real estate financing and private home financing. In future, commercial real estate financing will be managed at a European level by a joint venture together with Deutsche Bank AG and Commerzbank AG. The merger of Dresdner Bank's real estate subsidiary, Deutsche Hyp, together with the real estate subsidiaries of Deutsche Bank and Commerzbank, has created a strategically positioned institution which is well equipped to deal with increasing competition in Europe. At the same time, the combination allows us to leverage considerable synergy effects while simultaneously improving our balance sheet and equity position. Private home financing remains a core business area of the Allianz Group and Dresdner Bank. In the course of the integration with Allianz, we are working with Allianz Lebensversicherung on a complete support approach which will allow us to offer our mutual customers a tailor-made, single-source product range. The same applies to the merger of our home loan and savings associations, and the integration of our property fund activities. In the course of implementing these measures, we intend to dissolve our previously independent Real Estate division.

Payments and securities settlement

Dresdner Bank's Transaction Banking unit bundles the sales, production and IT activities for products and services in the area of securities settlement, custody and administration and payments, as well as the settlement of currency, money market, precious metal and derivatives transactions. Transaction Banking, the "crown jewels" of the banking business, is one of the core activities of the Dresdner Bank Group. In future, there may well be greater differentiation between payments and securities settlement. The goal is to continue to search for cost-efficient, future-oriented solutions for these areas.

Further development, cost reduction and integration

In the course of our implementation of this strategy, we are focusing on three main activities:

The eight "Agenda 2004" initiatives at a glance

1. Adaptation of the management and control structure
2. Streamlining of the Corporate Centre
3. Business model for the Corporates & Markets division
4. Business model for the Private and Business Clients division
5. Thorough overhaul of the credit and risk processes
6. Introduction of a value-driven management system based on "Economic Value Added" (EVA)
7. Optimisation of the IT and support functions
8. Work on other individual strategic projects

"Agenda 2004" with eight initiatives

In November 2001, Dresdner Bank set up a comprehensive development programme, known as "Agenda 2004", with the aim of improving profitability on a long-term basis. This development programme comprises eight initiatives, including the streamlining of management and organisational structures and of the Corporate Centre, the establishment of new business models for the Corporates & Markets and Private and Business Clients divisions, the optimisation of IT and support functions, a thorough overhaul of credit and risk processes, and the introduction of a value-driven management system based on Allianz's EVA concept.

Tight cost management

This structural reorientation with focus on two divisions is also the basis for an extensive cost reduction programme. With this programme, the Dresdner Bank Group hopes to achieve a sustained reduction in administrative expenses by 2003. The existing measures announced to the Annual General Meeting in May 2000 are being combined with new initiatives. The aim is to reduce administrative expenses by around €1.3 billion until the end of 2003, becoming fully effective as of 2004, a reduction which necessitates the shedding of around 7,800 jobs. By the end of the year 2001, around 4,000 jobs had been cut.

Integration Allianz/Dresdner Bank

The third important focal point of business policy in addition to our further development and cost reduction programmes is the integration of Allianz and Dresdner Bank. By combining the Allianz Group's outstanding expertise and streamlined operations in the insurance sector with the economic potential of Dresdner Bank and its know-how on the capital markets, a new business model for the future has been developed. This will provide significant value added – through a combined offering of single-source bank and insurance products, a wider range of access and sales channels, and greater capacity for and expertise in financial advice.

Profitability and economic value added

The goal of focusing on two divisions and the implementation of the three activities described above – the further development programme "Agenda 2004", cost reduction and integration – is to increase the Dresdner Bank Group's profitability on a long-term basis and making a significant contribution to the enterprise value of the Allianz Group.

The Dresdner Bank Group in overview

(selected companies)

1 March 2002

Dresdner Bank Group

Corporates & Markets

Dresdner Bank (Ireland) plc,
Dublin

Dresdner Bank Lateinamerika AG,
Hamburg

Dresdner Bank Luxembourg S. A.,
Luxembourg

Dresdner Kleinwort Wasserstein
Grantchester Inc.,
New York

Dresdner Kleinwort Wasserstein Inc.,
New York

Dresdner Kleinwort Wasserstein
(Japan) Limited,
Tokyo

Dresdner Kleinwort Wasserstein Limited,
London

Dresdner Kleinwort Wasserstein
Securities Limited,
New York

Dresdner Kleinwort Wasserstein
Securities LLC,
New York

Dresdner Kleinwort Wasserstein
Securities SIM p. A.,
Milan

Dresdner Kleinwort Wasserstein
(South East Asia) Limited,
Singapore

Private and Business Clients

ADVANCE Bank AG,
Munich

Dresdner Bank Lateinamerika AG,
Hamburg

Dresdner Bank Luxembourg S. A.,
Luxembourg

Dresdner Bank (Schweiz) AG,
Zurich

Dresdner Bauspar AG,
Bad Vilbel

Dresdner Gestion Privée,
Paris

Kleinwort Benson (Channel Islands) Limited,
Guernsey and Jersey

Kleinwort Benson Private Bank,
London

Oldenburgische Landesbank AG,
Oldenburg

Orbis Group Limited,
St. Peter Port/Guernsey

Privatinvest Bank AG,
Salzburg

Reuschel & Co.,
Munich

Veer Palthe Voûte N. V.,
Gouda

Asset Management

DEUTSCHER INVESTMENT-TRUST
Gesellschaft für Wertpapieranlagen mbH,
Frankfurt/Main

Dresdner Asset Management
(Germany) GmbH,
Frankfurt/Main

Dresdner Asset Management Ltd.,
Singapore

dresdnerbank asset management S. A.,
Luxembourg

dresdnerbank investment management
Kapitalanlagegesellschaft mbH,
Frankfurt/Main

Dresdner International Management
Services Ltd,
Dublin

Dresdner RCM Global Investors Asia Ltd,
Hong Kong

Dresdner RCM Global Investors
Holdings (UK) Ltd.,
London

Dresdner RCM Global Investors LLC,
San Francisco

MEIJI Dresdner Asset Management Co., Ltd,
Tokyo



Leonhard H. Fischer:
"Corporates & Markets offers our clients one of the most effective single-source product ranges for the corporate client and investment banking segments available."

Corporates & Markets

The Corporates & Markets division was formed in mid-2001 by combining the existing Investment Banking division and parts of the Corporate Customers division. This move was aimed at exploiting commonalities and synergy effects between the Corporate Customers and Investment Banking divisions, as well as strengthening our earnings power and position on the capital markets.

Starting from our customers' highly different requirements and needs, we have identified our core clients and classified them into three different groups in order to enable efficient, cross-product management:

- Multinationals: These customers demand first-rate international knowledge of the full range of capital market products and strategic financial solutions, particularly in the M&A and equity areas. They will be supported at top management level by the Investment Banking division.

- Large caps: In addition to a need for innovative capital market products, debt finance will continue to be the decisive factor for this customer group. As a result, these customers will be serviced by the Global Debt business unit and, within Germany, by the local branches.

- Mid caps: In view of the increasing demand by our German mid-market customers for capital market products, plus their continued need for "traditional" banking products, this extremely important client group will be looked after as in the past by our regional support teams.

Key financial data 2001	
Corporates & Markets	
Income before taxes	€–505 mn
Return on equity	– 6.8 %
Cost-income ratio	86.8 %
Number of employees	13,211

2001 was a difficult year for Corporates & Markets due to the slowdown on the international financial markets, particularly following the terrorist attacks on September 11. However, our Global Debt Business was successful in 2001, with all of our products producing healthy earnings, and we were able to cement our position in our core markets in Europe, North America and Asia. Our strong position was confirmed not only by our customers, but also by market research and official league tables. Significant accolades included the "Bond Deal of the Year" award from "Corporate Finance" magazine for the €1.25 billion bond issue for Aventis S. A., and "Treasurer Magazine's" "Deal of the Year" award for our dual currency securitisation for the Eurotunnel.

In Global Equities, we increased our investments in the European capital market in the course of Dresdner Kleinwort Wasserstein's strategic reorientation. At the same time, we scaled back our involvement in Asia, Japan, Latin America and the emerging economies of Europe substantially. We leveraged our focused research product range to offer improved sector-based transactions, and optimised the strength of our balance sheet in order to facilitate transactions for our clients. In addition, we intensified sales of European equities via our global sales network.

In 2001, we launched eq/finance, the first online trading platform for the sector.

Within Equity Derivatives, we continued to expand our global presence and strengthened our activities in equity financing, alternative investments and analytics. In the area of equity financing, we launched eq/finance, the first online trading platform for the sector, providing real-time straight-through processing for stock lending and borrowing as well as repo and reverse repo transactions.

Our strong investment banking capability gave us excellent access to core European markets. Our Equity Capital Markets (ECM) team was involved in leading IPOs such as Orange and Fraport. The particular importance we place on closer cooperation between our Equities and M&A businesses was highlighted by the creation of a global finance solutions unit, which provides a wide range of equity financing products for corporate clients. This new unit focuses on European opportunities, and is also developing cross-border cooperation with our North American and Asian corporate and derivative teams. In this way, we aim to serve the increasingly complex needs of our corporate customers around the world even better.


European Mergers & Acquisitions based on announced deals
Market share of Dresdner Kleinwort Wasserstein
20%
15%
10%
5%
1998
1999
2000
2001
Source: Dealogic

Despite the general downturn in M&A activities in 2001, we continued to successfully build up business in our core area of Investment Banking. We advised on 96 M&A deals worldwide with a total volume of US$343 billion. The most notable transactions in 2001 includes advising the Bank of Scotland on its US$14.9 billion merger with Halifax to create the UK's fifth largest bank. This transaction was among the ten largest M&A deals worldwide.

Our successful expansion of our position in M&A and advisory activities is also reflected in the year-end Thomson Financial rankings, where we maintained our long-term leadership position in UK M&A transactions. In addition, our role as advisors to four of the ten largest European deals in 2001 gave us an M&A ranking of fifth in Europe and seventh globally. Our goal remains to be a global leader in M&A and advisory activities.

With regard to the implications of the Basel II Accord, Dresdner Bank made it clear last year that it is committed to promoting the interests of the medium-sized companies which it regards as partners. We stand ready to assist them with credit facilities. An optimised internal rating system that takes the specific position of middle-market companies into account and meets international standards, coupled with streamlined processing, will lead to faster and more efficient loan decisions. The bank also provides its medium-sized business clients with finance for expansion projects, whether in Germany, in Europe or worldwide. Furthermore, in 2001 we became the first bank in Europe to link classic service concepts with a transaction-oriented internet portal for companies, which is used today by almost 20,000 customers.

Our multi-channel sales system offers customers one-stop solutions for integrated corporate and investment banking, asset and cash management, and company pension and insurance products.

Today, our Corporates & Markets clients have access to one of the strongest single-source product ranges combined with one of the leading multi-channel sales systems on the market. It offers integrated corporate and investment banking, asset management, international cash management and other high-quality transaction products – not to mention company pension schemes and insurance services. For the bank, this has opened up additional sales and earnings opportunities, thus creating future growth potential. A modern client relationship management system enables the best possible advice by allowing each client relationship manager access to all relevant client data, across all sales channels, in real-time, and – vice versa – our clients have access to the complete product expertise of Corporates & Markets via their client relationship manager.

In view of these facts, we are confident that we can continue to offer our customers real added value through our sophisticated range of services and products throughout 2002.



Andreas Georgi:
"Highest customer satisfaction is our goal. Our expertise in advice offers us an ideal platform for achieving this."

Private and Business Clients

Growing customer asset levels, pension reform and the greater importance of private retirement planning – all are leading to an ever-increasing need for personalised financial advice. This is Dresdner Bank's strength: providing comprehensive advice on all its customers' financial needs.

The people who will gain the most from the combination with Allianz are our customers. As an integrated financial services provider, we can offer them one-stop solutions: our entire range of investment, lending, retirement provision and insurance products combined with the necessary expert advice.

As one of the two main pillars in Dresdner Bank's strategy and a key sales channel within the Allianz Group, *Private and Business Clients* will continue to be one of Dresdner Bank's primary business segments. As in the past, the core focus of our private client business is on investment and financial planning. Dresdner Bank aims to further cement its leading position in investment advising by providing "Advice you can bank on". In the coming years, we are expecting our securities business to grow by 10% a year due to a substantial increase in interest in securities, a generation of people with inheritances to invest and the growing importance of private pension plans. At the same time, we aim to step up insurance sales considerably in 2002. We have a solid foundation to build on: in 2001, the Private and Business Clients division assisted over six million private clients with an investment volume of around €152 billion.

Breakdown of business with *domestic Private* Clients

Investments	Loans
69 %	31 %

(as at December 2001)

Apart from securities investments, private retirement planning and its associated state support has become one of the most important financial issues affecting private clients. Our integration with the Allianz Group positions us optimally in the growth market for retirement planning. Substantially expanding and intensifying this partnership, which has been in place for several years, will enable the bank to realise additional business and earnings potential, in Germany in particular. At the same time, we are able to offer customers an attractive, expanded range of products. Since August 1, 2001, Dresdner Bank branch clients have been able to purchase the complete Allianz portfolio of insurance products, and not just the endowment, life and pension insurances previously offered. Both companies have added innovative products to this range and, as of the end of 2001, an additional 876 Allianz employees were deployed as "financial planning and insurance representatives" in the Bank's branches. In turn, over 100 of Dresdner Bank's securities advisors have been working exclusively for selected Allianz agencies since August 1, 2001, helping Allianz representatives to sell investment products by providing expert advice. We are also developing a joint advisory approach with Allianz for our private real estate finance business.

We systematically pursued the two initiatives we launched in mid-2000 in order to optimise our core competencies in the provision of structured financial advice within Germany and to reduce costs further. These initiatives comprise the restructuring of those areas of the private client business requiring less advice, and an investment and growth programme.

The restructuring of our German private client business has proceeded much faster than planned: We had largely completed measures such as centralising customer service activities and the streamlining of our branch network by the end of 2001. For example, by December 31, 2001, the bank had already merged 276 branches with others. This brought us very close to achieving our goal of reducing our branch network by around 300 branches to a total of roughly 850 by the year 2003. At the same time, we also concentrated our investment advising business on approximately 200 locations. Noticeable progress has been made in reorganising our lending business as well, where optimised loan processes and active cross selling should make this area much more profitable again. The capital market situation in 2001 demonstrated how important this timely restructuring process, which began in 2000, was and still is.

Training employees as certified securities advisors will guarantee the high quality of Dresdner Bank's securities advice.

We continued to systematically implement the investment and growth programme designed to expand our position in investment advising. In 2001, we invested heavily in our most important asset – our employees. Continuing training in investment advising was intensified once again; in the last year alone, 565 securities advisors took up ongoing educational courses. Around 300 of these junior advisors successfully completed the challenging examinations in 2001 to become certified securities advisors. In addition, in order to meet other challenges as an advisor with "Advice you can bank on", 590 advisors participated in a continuing education programme last year,

Portfolio structure of securities 2001

50% Investment funds
31% Equities
19% Bonds

focused on private client business. Of this total, 505 advisors specialised in investments and 85 in lending. We will continue to pursue these ongoing educational programmes in investment and lending in 2002. An additional focus will be on strengthening our expertise in providing insurance advice in order to leverage synergies with Allianz as planned.

As well as continuing its investment and growth programme, the bank also made new strategic decisions: Small businesses have been assigned to the bank's private client operations as of 2002 and combined into a new business client segment along with entrepreneurs and self-employed clients already served. The resulting Private and Business Clients division now comprises approximately 500,000 business clients who have very similar advisory needs. The aim is to offer business clients an all-round service for their private as well as business financial needs. According to the results of market research studies, at least 50% of business clients are looking for just such a service. This means that we are in a position to generate considerable additional earnings in this segment.

Since July 2001, customers have been able to access our products and services through the Private Clients portal at www.dresdner-privat.de.

Dresdner Bank continues to offer its customers a full range of sales channels, from its branch offices and call centres to the internet. An increasing number of customers are using their PCs to access the bank's standard services. For this reason, the bank also energetically promoted its e-commerce activities in 2001 and bundled them into a new private clients portal. Since July 2001, we have made a variety of services available online to our customers at www.dresdner-privat.de. This single URL provides clients with access to their bank accounts and investment portfolios, as well as to the bank's brokerage services, product information, and numerous other services. Since the end of 2001, our clients can also close Allianz insurance policies via the internet. We plan to systematically extend our private client portal in the coming years.

Advance Bank is also playing an important role in the implementation of a new sales strategy for the Allianz Group, offering a combination of a financial planning approach and a direct bank that is unique in Germany. The new concept bundles Advance Bank's competence as a direct bank together with the experience gained from Advance Private Finance (formerly Dresdner Vermögensberatungsgesellschaft) and now also from Allianz's mobile asset planning activities. Our aim is to advise customers on all aspects of financial planning and investment on the basis of individual requirements analyses. This step represents another milestone in the integration of Allianz and Dresdner Bank.

Private Banking International is another interesting and promising business for Dresdner Bank that was systematically developed in 2001. This business unit focuses on high net-worth private clients around the world with complex asset structures and investment needs. Thanks to our strategically placed subsidiaries in Switzerland, Luxembourg, London and the Channel Islands, we have been optimally positioned for many years now within the key European markets for classic private banking. In addition, we have long-standing ties with the most important banking and financial centres in Central and South America, thanks among other things to our subsidiary, Dresdner Bank Lateinamerika. The Dresdner Bank Group's existing global network of branches and representative offices also provides excellent access to this highly exclusive business segment. In the competitive market for international high net-worth private clients, we have remained true to our proven concept of providing clients with "Advice you can bank on". Increasingly complex wealth management strategies require a particularly high degree of expertise. We offer this exclusive international clientele a highly specialised range of services, which were expanded even further with specialist international trust services in 2001 as a result of the ongoing integration of Orbis Group Ltd., Guernsey, which was acquired in the previous year. Special financial planning products developed by Dresdner Bank Luxembourg S. A. (Eurolux System Policy) met with equally high interest among our clients.

In the past year, we steadily increased the efficiency of the Private Banking International business unit through tighter cost management. Redundant activities were eliminated and synergy potential optimised without, however, sacrificing quality for our very demanding client base. The lean organisational structure of the business unit today enables flexible reactions to rapidly changing market conditions. This will allow Dresdner Bank to meet the ever increasing requirements in this highly competitive business environment.

Given a positive stock market environment, we will be able to increase earnings from securities in 2002 once more, and therefore raise total earnings in our Private Clients business. Developments in 2001 highlighted the importance of structured investment advice. As the international bank for "Advice you can bank on" for investment and asset accumulation, we are in an excellent position to provide this.

Key financial data 2001 Private Clients *)	
Income before taxes	€92 mn
Return on equity	4.1 %
Cost-income ratio	86.4 %
Number of employees	18,940

*) Particulars for 2001 only for Private Clients, since implementation of "Private and Business Clients" first effective as of 2002.



Feelings move people: they make them laugh and cry, bring happiness and sadness. They intensify every moment. And, not least of all, they enrich us, because a life without emotion would be poor indeed.





Horst Müller:
"For us, committed, motivated employees are absolutely essential. Since introducing the regular 'Dresdner Compass' survey, we have gained a better understanding of their job satisfaction, their loyalty to the company and their motivation."

Our employees

Since Allianz and Dresdner Bank first went public about their joint future as a leading financial services provider at the start of April 2001 – and followed this up by presenting corresponding plans by the end of May 2001 – the two companies have been growing together. The integration process has been actively shaped by our human resources work and the constructive cooperation of our employee representatives. Comprehensive training measures have been developed to support the integration activities and the people involved in them. In addition, processes such as our culture audit have been developed in order to ensure efficient control and management of the numerous, and, in some cases, extremely complex integration processes.

Restructuring programmes

The implementation of the restructuring and cost reduction programmes adopted in 2000 for completion by 2003 progressed according to plan in 2001, and will be continued systematically this year. The job-related changes so far have been performed in line with our principles, i.e. in a socially responsible manner and avoiding operational notices of termination. The innovative instruments drawn up in cooperation with the central works council, such as early retirement models, remain available and are accepted and used by our employees.

"PRIMA"

Human resources, technology and transparency all in one: "PRIMA" displays job vacancies and opportunities for professional development within the bank.

"PRIMA" stands for "Personal Recruitment on the Internal Market" – a Web-based solution available to all employees on the intranet, optimally combining technology and professional human resources work. After all, even when the workforce is being reduced, there are always numerous vacant positions within the Bank. The aim of our human resources activities is to fill these positions with our existing employees as far as possible, and so retain their expertise within the bank while also opening up new perspectives for them.

With PRIMA, we are pursuing an innovative approach to human resources policy, focusing on the internal professional development of our employees as well as transparency with regard to possible career paths within the company. We favour a dual approach, highlighting the responsibility of Dresdner Bank as an employer but also the employees' own responsibility for their professional development.

In addition to transparency with regard to job vacancies, PRIMA's "Job Wanted" feature allows employees to become active and market themselves.

PRIMA is an efficient and cost-effective instrument for modern human resources work and has now been expanded to cover the whole Allianz Group. This has resulted in a considerably larger internal job market and new professional development opportunities for our employees.

Training and recruitment

Dresdner Bank accepts its sociopolitical responsibility even in a difficult employment environment – indeed, precisely because of such difficulties. We continue to channel considerable resources into training young people, as the following two figures show. In 2001, Dresdner Bank helped around 1,000 young people to start an apprenticeship. Approximately the same number completed their apprenticeship successfully. Of the latter, 700 went on to jobs with the Bank.

In 2001, around 1,000 young people started an apprenticeship with us, while 1,000 successfully completed their apprenticeship, and 700 went on to jobs with the bank.

The combination with Allianz has opened up further possibilities. At the Open Space Forum in November 2001, Allianz and Dresdner Bank were represented jointly on the human resources market for the first time with the slogan "Your casting session for an exciting career – enter a new world". Around 250 selected students, including 30 members of Dresdner Bank's "Talent Development" student programme, were given the opportunity to meet and discuss with Allianz and Dresdner Bank management.

2002 will see further measures aimed, among other things, at ensuring a flow of international trainees and new recruits. This demonstrates the bank's interest in the human resources market. Even in these times of market turbulence, we will continue to position Dresdner Bank as the "Employer of Choice". The positive responses from students and young professionals, other companies and our own colleagues confirm that we are on the right track.

We commissioned the Hertie Foundation to carry out an audit, to help us create the best conditions for employees to balance their career and their family life.

"Work and Family" audit workflow

Orientation discussion

Establishment of an internal project group

Workshop

Data collection and analysis

Presentation of results/Objectives (defined by Dresdner Bank)

Preliminary certificate

Reaudit every three years

Certificate

Key figures for Employee Stock Purchase Plan 2001 (ESPP) Dresdner Bank subgroup	
Applicable market price for Allianz shares	€253.20
Preferential price for Allianz share	€177.24
Level of participation	38.8 %
Number of shares purchased	104,534

Work and Family

Equality of opportunity is a matter of great importance in our Bank. One reason for the low number of women in management positions is that it is especially difficult for women to balance their career and their private life. We are aware of this difficulty, and at the end of last year we commissioned the non-profit Hertie Foundation to carry out an audit entitled "Work and Family". We intend to use the results to create conditions under which all employees – regardless of their gender and family status – have the opportunity to develop themselves professionally.

We are currently developing management concepts for acceptance, sensitivity, as well as exploiting and promoting diversity in order to convert the diversity of our staff into a competitive advantage. In 2002, we will present these ideas and concepts, and implement them successively.

Dresdner Compass

The only way to meet strategic challenges is through the efforts of committed, motivated employees. As such, it is important for us to get regular information about our employees' job satisfaction, loyalty to the company and motivation. This is where "Dresdner Compass" comes in – a quarterly online staff survey showing our current strengths and weaknesses through a variety of statistics. This allows us to react quickly and effectively to negative developments. "Dresdner Compass" also allows us to ask questions about current issues, such as our employees' opinion of the combination of Allianz and Dresdner Bank. It gives us dependable information on the climate of opinion among our employees, allowing us to target measures accordingly. These include, for example, broadening the range of information given to employees on the course of the merger, and introducing internal events specifically designed to accelerate the integration process.

Dresdner Bank stock ownership plans

In June 2001, the option part of our 1999 Employee Stock Ownership Plan (ESOP) was completed successfully. Following the termination of stock ownership plans based on Dresdner Bank shares, our employees were able to participate in the Allianz Group's Employee Stock Purchase Plan (ESPP) for the first time in 2001. The level of participation within Dresdner Bank was almost 39 %.

Our social commitment

Our responsibility goes further than our next branch office. Making a committed, creative contribution to keeping our society and German democracy in good shape is part of Dresdner Bank's self-image.

We firmly believe that a company can only achieve long-term success and create lasting value if it manages to take the interests of all stakeholders in the economy into consideration in an even-handed manner. In addition to our shareholders and customers, this includes our employees and the society around us. We assume our share of the responsibility for our community and help safeguard and shape the country's future in numerous ways.

During 2001, our social and sociopolitical activities focused on education, Europe and an open society. In addition, we demonstrated our commitment to art and culture in particular through the Dresden Cultural Foundation and the Jürgen Ponto Foundation. We continued our support for highly talented young musicians, visual artists, architects and writers on the road to excellence, as we have been doing for many years now.

Our dedication to excellence also lies behind our support of top young athletic talent. For example, for four years now, Dresdner Bank has been the main sponsor behind the "Young Athlete of the Year" award, the German Sports Foundation's (Stiftung Deutsche Sporthilfe) most important award for great talent.

Furthermore, we once again provided assistance last year to a project that has become a symbol of reunification, restoration and international understanding: the Frauenkirche in Dresden. More than €51 million has already been donated as a result of widespread popular commitment and generous financial support from thousands of people around the world, and we will be making a concerted effort to collect the remaining €28 million for its completion by 2005.

Symposia and debates initiated by us during 2001 included "Responsibility for the future – Dresdner Bank's sociopolitical forum" and the Brussels-based "Value-driven growth series," in which company ethics, the future and the reform of the EU ("European corporate governance") are discussed.

In order to help our country master the challenges of the future, we want to stimulate our society towards the modernisation it urgently needs and contribute to keeping Germany competitive as a business location. In addition to issuing volumes campaigning for labor market reform, such as "Arbeit ohne Barrieren" (Jobs without Barriers) and for the role of women in the modern workplace, such as "Frauen – Karriere – Familie" (Women – Career – Family), we also initiated a range of symposia and debates.

The Walter Hallstein Symposium on "Die Zukunft der Europäischen Union – Vision und Realpolitik" (The Future of the European Union – Vision and Realpolitik), took place for the first time in 2001 and was staged with the joint support of the City of Frankfurt, the Johann Wolfgang Goethe University and Dresdner Bank. In keeping with our image as an international bank, we focused our role particularly on Europe.

Our Euro Roadshow also made clear that, for us, Europe is the future. We used this vehicle to introduce the topic of Europe to a total of 50 different schools. The vision promoted was one of an even more closely integrated Europe with a single agenda. For Dresdner Bank, at home in the world of the international capital markets, and with a workforce as international as its business, Europe has long been a self-evident truth.

Openness, tolerance and non-violence are what Europe stands for – and what Dresdner Bank stands for.

Europe stands for the values to which we are most committed: openness, tolerance, and non-violence. Only if these values pervade our society can Germany remain an attractive business location and a respected partner in an increasingly global environment. The Victor Klemperer Competition, which we initiated in close cooperation with the "Bündnis für Demokratie und Toleranz" (Alliance for Democracy and Tolerance), the Bundesinnenministerium (German Interior Ministry) and the publishing house Aufbau-Verlag, is an expression of our fundamental ethical and sociopolitical beliefs and our commitment to overcoming racist and nationalistic trends. In the face of increasing violence on the part of right-wing extremists, we want to send a clear signal. The second competition is now underway, not least because of the remarkable response to the initiative from young people.

Education is another topic to which we are very committed. Schools make or break the future. This is even more clear since the publication of the Pisa study, which gave the German school system a frighteningly bad rating. In order to stress the importance of education, Dresdner Bank has developed an innovative school project in conjunction with the Federal State Government of Hesse, which could develop into a pedagogical model and set a trend in school policy: Schloss Hansenberg is a high school focusing on providing highly gifted young people with optimised, individual tuition in the three years leading up to their school certificate. Dresdner Bank is involved in the development of the concept, which adopts an all-round pedagogical approach combining theory with practice. We support Schloss Hansenberg financially and at a conceptual level, providing expertise and helping with seminars and internships.

We hope that this commitment will help overcome outdated ideas about school policy and the partially ideological prejudices regarding performance and the relationship between school and business. Schloss Hansenberg is part of our overall view of society and of a system of values centered on freedom, responsibility and the public interest.

Sustainability: a corporate objective – assuming ecological responsibility


CO_2 emissions
870
860
850
840
830
820
-3.6%
-0.9%
-2.3%
0.1%
1.6%
1997
1998
1999
2000
2001

□ CO_2 emissions in million tons

□ Change of real CO_2 emissions in percent year-on-year

Source: "DIW-Wochenbericht" (Weekly publication) 8/02

Dresdner Bank uses electricity from low-emission sources and reduces carbon dioxide emissions as part of its contribution to climate protection.

For us, sustainability means that economic growth and social prosperity must go hand in hand with the preservation of natural resources. Our Group-wide environmental guidelines demonstrate our commitment to this responsibility. With its sustainability report published in the year 2000, Dresdner Bank was one of the first companies in Germany to publish such a report.

To understand how fragile our natural resources are, one only has to look at the example of climate protection and the related global changes. Consequently, we are determined to combine innovative business ideas for "Advice you can bank on" with forward-looking social action. "Recognise opportunities and minimise risks" – is the motto behind our leading role in climate protection. Thus, one of the focal points of the bank's climate protection activities is emissions trading, which is scheduled to be introduced across Europe in 2005. This instrument is intended to ensure the cost-efficient implementation of global reductions in greenhouse gas emissions as agreed in Kyoto in 1997. We are discussing the resulting opportunities and risks for our customers at the United Nations level, as well as on a European and domestic level. As part of a joint initiative established by the state of Hesse, we are also involved in the tendering process for CO_2 certificates, and are conducting initial trials of trading in these certificates.

Dresdner Bank is additionally making a direct contribution to climate protection by purchasing electricity produced using the low-emission co-generation method. This relieves our own annual CO_2 emission balance by around 20,000 tons. Reducing carbon dioxide emissions features prominently in the bank's environmental programme: by 2012, we aim to have reduced the bank's CO_2 emissions by 28%, making us the pacesetter among financial service providers.

Dresdner Bank is establishing systematic environmental management in compliance with ISO 14001, not only to reduce the direct environmental effects of the company's activities, such as energy and water consumption, but also so as to take into account the indirect environmental effects of the bank's services. We are evaluating and documenting all important environmental impacts of our business activities and products, e.g. in areas such as lending.

Increasingly, the stock markets are also recognising the role of sustainability as an indicator of a company's future performance. For instance, the Dow Jones Sustainability Group Index ranks companies by economic, environmental and social criteria. Dresdner Bank has been represented in this index through Allianz since autumn 2001. The increase in our market capitalisation that we experienced on inclusion in the index, as a result of greater demand for shares in the company, shows that sustainability also means added value.





Character. It's only human to have a few rough edges. Who wants to be just like everyone else? Or to be treated that way? No one. And that's why we tend to feel most comfortable when we feel appreciated for who we are – warts and all.

Group Management Report 2001

Economic environment

The economic situation had a substantial impact on business development at international financial institutions in 2001. Key industrial nations – the USA, Japan and Germany – experienced a downturn in the early part of the year. Investors and consumers were unsettled further by the terrorist attacks on September 11, which accelerated the economic decline in autumn. All in all, in 2001 the global economy recorded its weakest level of growth since 1991.

GDP growth rates in the euro zone

3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%

1997 1998 1999 2000 2001

Source: eurostat

In the euro zone, gross domestic profit (GDP) stagnated from spring 2001 onwards. Private consumer demand buoyed an economy otherwise suffering from a decline in investment and sinking exports. However, overall GDP growth still amounted to 1.5 %, due to the good start to the year.

The weak economy impacted the labour market in the euro zone. The decline in unemployment figures recorded in the area since 1997 came to an end, with jobless rates stagnating at around 8.5 % since the beginning of 2001.

Inflation rates in the euro zone rose until the middle of the year, but then levelled off to close 2001 at 2.6 %, after 2.3 % in 2000.

At 0.6 %, Germany recorded its weakest economic growth since 1993. Although the tax cuts at the beginning of 2001 prevented a more severe recession, the weaknesses of the German economy became more distinct once again. In particular, the crisis in the construction industry deepened. Structural adjustments on the real estate market in Eastern Germany are likely to continue impacting this sector in the future as well.

The global economic downturn and the increased risk premiums after the events of September 11 mainly affected the financial services markets. The stock markets slumped, although sentiment lifted towards the end of the year. The central banks cut interest rates substantially in the course of 2001, with various consequences for financial investments: While the stock exchanges remained in the grip of a bear market, bond markets generally did well. This led to bonds outperforming stocks for the second successive year. Investors favoured investments without downside risks, although these offered successively less interest in the course of the year, as monetary policy eased.

All key international stock market indices lost ground in 2001. The drops were most severe in those markets focusing most on telecommunications, the media and technology. Overall, European stock markets suffered more than American ones, even though the recession hit the United States harder than Western Europe. This was because of the market stabilisation following the drastic interest rate cuts by the US Federal Reserve.

Results in the banking industry were impacted by weak stock markets and poor economic growth. In particular, the profitable IPO and M&A businesses declined tangibly. Pressure on German banks to consolidate was particularly keen. This can be seen from the many cost-cutting programmes in the industry and the ongoing wave of mergers among savings banks and cooperative banks.

Developments on the market for retirement provisions make it a requirement to be able to offer customers a broad range of alternative asset accumulation, financial planning and investment products under one umbrella. In the process, the dividing line between insurance and banking products is becoming more and more blurred. What is more, as overall prosperity increases, the focus of investment is gradually shifting towards sophisticated capital market products. The concept of an integrated financial services provider enables us to offer customers comprehensive, expert and cost-effective advice in these attractive sectors. As an integrated financial services provider, we are able to adapt to changing demands in the market for retirement provisions.

Strategy

Now that the key strategic decisions especially with the focus on two divisions have been taken in relation to Dresdner Bank's future positioning, fiscal year 2002 will be devoted to their implementation in practice. Three tasks, on which we have already started work, are particularly important here: our comprehensive development programme "Agenda 2004", our further expanded cost-cutting measures and the process of integrating Allianz and Dresdner Bank.

- Agenda 2004: This development programme, which we resolved in November 2001, is designed to produce a sustained increase in profitability. It comprises a total of eight individual initiatives. These include the tightening of management and organisational structures, the streamlining of the Corporate Centre, the establishment of the new business models for our "Corporates & Markets" and "Private and Business Clients" divisions, the optimisation of IT and support functions, the improvement of loan and risk management processes as well as the introduction of Allianz's value-oriented management system (Economic Value Added EVA).

- Cost management: The structural and strategic changes have also revealed new potential for improving efficiency. The goal of our extended cost-cutting programme is to achieve a sustained reduction in administrative expenses by 2003 by around €1.3 billion. In order to achieve this, we are planning to shed 7,800 jobs, roughly 4,000 of which had already been cut by the end of last year.

- Integration of Allianz and Dresdner Bank: Our third focal point of business policy is the integration of Allianz and Dresdner Bank. The combination of these two enterprises to produce an integrated financial services provider is creating a new, forward-looking business model. This will provide significant value added for customers – in the form of an even broader range of banking and insurance products, additional access channels and even greater advisor capacity and expertise.

These tasks all have a common goal: to permanently increase the profitability of the Dresdner Bank Group and hence to contribute to the enterprise value of the Allianz Group.

Results of operations

Fiscal year 2001 was an extraordinarily difficult year for both national and international financial institutions. The global economic downturn and the pronounced weakness of the international capital markets, compounded by the terrorist attacks in America, hit credit institutions' earnings hard. Our company was no exception. Thus customers' general reluctance to invest in securities led to a drop in income, especially in commissions. Following on the global downturn in the economy, loan loss provisions reached a level that we consider unsatisfactory even after accounting for the poor overall external environment. At the same time, administrative expenses rose, due in part to the effects of the first-time consolidation of companies in 2001; after adjustment for these effects, the rise was substantially less than the average for previous years.

In addition, our results in 2001 were again impacted by a number of special factors. These included expenses relating to our integration with the Allianz Group and to the cost-cutting measures introduced by the bank.

Income before taxes declined in the year under review to €153 million; this corresponds to a return on equity after amortization of goodwill of 5.2 % (2000: 15.0 %).

Including deferred tax assets for 2001, we are reporting an income tax benefit of €33 million, so that after deduction of income attributable to minority interest, the net income amounts to €180 million, 89.6 % down on last year. As a result, the earnings per share dropped to €1.37 (2000: €3.58) and the return on equity after taxes to 5.4 % (2000: 16.2 %), after adjustment for goodwill amortization in each case.

Selected indicators

	2001	2000
Earnings per share	€0.32	€3.32
(adjusted for amortisation of goodwill)	€1.37	€3.58
Return on equity before taxes	1.1%	13.9%
(adjusted for amortisation of goodwill)	5.2%	15.0%
Return on equity after taxes	1.3%	15.1%
(adjusted for amortisation of goodwill)	5.4%	16.2%
Cost-income ratio	77.7%	64.8%
(adjusted for amortisation of goodwill)	72.7%	63.7%
Ratio of net fee and commission income to net interest and current income	88%	100%

At the Annual General Meeting on May 24, 2002, we will propose to transfer €350 million of the results of Dresdner Bank AG to a dividend earnings in order to further strengthen the company. In addition, we are proposing to distribute a total of €403 million to our shareholders; this corresponds to a dividend per share of €0.70 (previous year: €0.90). This dividend proposal reflects not only the earnings situation, it is also in line with future earnings expectations. In the consolidated financial statements this results in a withdrawal of retained earnings of €223 million, which also reflects the different accounting treatment under the IAS.

The following table provides an overview of the results of the Dresdner Bank Group:

	2001	2000	Change	
	€ mn	€ mn	€ mn	%
Net interest and current income	4,364	4,312	52	1.2
Net loan loss provisions	1,893	1,586	307	19.4
Net interest and current income after net loan loss provisions	2,471	2,726	– 255	– 9.4
Net fee and commission income	3,841	4,291	– 450	– 10.5
Net trading income	1,526	1,329	197	14.8
Other income	2,476	2,483	– 7	– 0.3
Administrative expenses	8,682	7,652	1,030	13.5
Other expenses	859	536	323	60.3
Income before special factors and taxes	**773**	**2,641**	**– 1,868**	**– 70.7**
Expenses to secure competitive position	–	553		
Integration costs	418	–		
Restructuring charge	202	475	– 273	– 57.5
Income before taxes	**153**	**1,613**	**– 1,460**	**– 90.5**
Income taxe expense	– 33	– 129	96	74.4
Income after taxes	**186**	**1,742**	**– 1,556**	**– 89.3**
Income attributable to minority interest	6	12	– 6	– 50.0
Net income	**180**	**1,730**	**– 1,550**	**– 89.6**

In detail, Group earnings developed as follows:

Net interest and current income

Net interest and current income before loan loss provisions amounted to €4,364 million, slightly above the figure for the previous year. Development of our interest business with clients continued to be impacted by ongoing low interest rates and fierce competition for loans and deposits. The interest margin, calculated on the basis of the average risk-weighted assets held in the investment portfolio (i.e. excluding trading activities), amounted to 2.59 % in 2001. The first-time application of IAS has had a positive effect of €370 million on the development of net interest and current income.

Net loan loss provisions

Net loan loss provisions have charged our income statement with €1,893 million, 19.4 % more than in 2000. In view of the increasing deterioration in the economic situation in the course of the year, provisions rose in the second half of the year. In particular, expenses relating to specific risks substantially exceeded our expectations at the beginning of the year. This applies both to our domestic and to our foreign loan portfolio, and in the latter case especially to our US business. This portfolio mainly comprises loans to middle-market counterparties that we have been systematically reducing since May 2000.

Within Germany, net provision requirements increased in the corporate clients sector in particular. We have prononnedly increased our general provisions due to the deteriovation of global economic developments.

We have adopted our country risk provisions in line with the worsening situation in individual countries in Latin America.

The net loan loss provisions in the lending business increased total loan loss allowance as of December 31, 2001 to €8.1 billion. This corresponds to 3.7 % (2000: 3.0 %) of the total lending volume; not including public sector credits, the relevant figure was 4.7 %.

Overall, developments in net interest income and net loan loss provisions led to a drop in net interest and current income after loan loss provisions as against the previous year to €2,471 million (2000: €2,726 million).

Net fee and commission income

The unfavourable market conditions in 2001 are reflected in particular in commission income. Here, as became increasingly a clear in the course of the year, we were unable to repeat the extremely good success of 2000. Nevertheless, the result produced was the second-best ever.

	2001	2000	Change	
	€ mn	€ mn	€ mn	%
Securities business	1,198	1,756	- 558	- 31.8
Underwriting business	211	187	24	12.8
Asset management	1,159	1,237	- 78	- 6.3
Mergers & acquisitions	369	324	45	13.9
Foreign commercial business	174	167	7	4.2
Payment transactions	274	281	- 7	- 2.5
Other	456	339	117	34.5
Net fee and commission income	**3,841**	**4,291**	**- 450**	**- 10.5**

Net fee and commission income declined as against the previous year by 10.5 % to €3,841 million. The "wait and see" attitude of many investors in the securities business had a particularly pronounced effect. The decline in income from commission business for equities and investment certificates of around 43 % led to a drop in securities business of some €560 million.

Equally, our asset management activities were unable to repeat the excellent performance of 2000. This is on the one hand due to the reluctance of capital market players and on the other hand to the result of lower commission income subject to price changes. However, the drop of 6.3 % still is a moderate one.

Our underwriting business improved 12.8 % on its good results for the previous year. Mergers & acquisitions also increased income by 13.9 % to €369 million.

At €174 million, fee and commission income from foreign commercial business was only slightly up on last year, in line with expectations.

Net trading income

Development of net trading income also clearly reflects the uncertain mood on the international capital markets.

Net trading income amounted to €1,526 million, €197 million or 14.8 % up on the previous year. €392 million of this figure result from the first-time application of IAS 39 – a positive effect, meaning that adjusted income fell by roughly 15 %.

	2001	2000	Change	
	€ mn	€ mn	€ mn	%
Securities trading	372	653	- 281	- 43.0
Foreign exchange/precious metals trading	313	296	17	5.7
Other financial instruments	841	380	461	121.3
of which effect of IAS 39	392	–		
Net trading income	**1,526**	**1,329**	**197**	**14.8**

The individual elements within this table developed differently.

Securities trading was particularly hard hit by market developments, decreasing 43,0 % to €372 million. This decline reflects two contradictory trends: while equities trading dropped €484 million, bond trading was €199 million up on the previous year.

Foreign exchange and precious metals trading contributed €313 million of net trading income, up 5.7 % on 2001.

Trading in other financial instruments – mainly derivatives also increased satisfactorily. After adjustment for the application of IAS 39, the rise amounted to some €70 million.

Administrative expenses

Administrative expenses rose by €1,030 million to €8,682 million in the year under review, to close 13.5 % up on the previous year (2000: 17.2 %). Of this figure, around 8 percentage points are is due to first-time consolidation and exchange rate fluctuations. Thus, we managed last year to reduce the adjusted rate of increase substantially as against 2000. Early in 2001 we reacted to the expected drop in earnings' by sharply reducing our expenses, and, in addition, we have introduced cost-cutting measures that are already starting to take effect.

	2001	2000	Change	
	€ mn	€ mn	€ mn	%
Staff expenses	5,318	4,443	875	19.7
Other administrative expenses and regular depreciation of tangible fixed assets	3,364	3,209	155	4.8
Administrative expenses	**8,682**	**7,652**	**1,030**	**13.5**

The above-average increase in staff expenses of 19.7 % largely reflects the first-time consolidation of Wasserstein Perella and bonus guarantees from 2000.

At 4.8 %, other administrative expenses and regular depreciation of tangible fixed assets were down substantially on the average rates for the last three years of 19 %. Having invested substantial amounts in the expansion of our IT infrastructure, which is vital to our competitive success over the past few years, we continued investments at this level in the year under review.

At Group level, our cost-income ratio increased to 72.7 % (previous year: 63.7 %) after adjustment for goodwill amortization. This is naturally unsatisfactory, and improving the cost-income ratio of individual business lines, and hence of the Group as a whole once more, remains a primary goal.

Other income und expenses

Other income remained level as against last year, at €2,476 million.

	2001	2000	Changes	
	€ mn	€ mn	€ mn	%
Other operating income	375	226	149	65.9
Results from investment securities	2,101	2,257	- 156	- 6.9
Other income	**2,476**	**2,483**	**- 7**	**- 0.3**

The increase in other operating income is partly due to the higher but necessary reversal of provisions that were no longer required. The result from investment securities amounted to €2.1 billion, slightly less than that in 2000. This figure comprises the results from the management of our shareholdings. In addition to exploiting market opportunities, we also realised income from the sale of shares to meet the expenses relating to special factors.

The sharp increase in other expenses of €323 million to €859 million includes a writedown on the goodwill for Wasserstein Perella amounting to €300 million.

Income before taxes, income tax expense and net income

Before expenses for restructuring and integration, total income exceed expenses for the year under review by €773 million.

Integration costs include in particular cash redemptions of our stock compensation plans, consulting fees as well as expenses for IT systems in connection with the integration process. The restructuring charge comprises expenses incurred in relation to our restructuring and cost-cutting initiatives, especially in the Corporates and Markets division. After adjustment for special factors, income before taxes amounted to €153 million.

	2001	2000	Changes	
	€ mn	€ mn	€ mn	%
Income before taxes	153	1,613	- 1,460	- 90.5
Income tax expense	- 33	- 129	96	- 74.4
Income attributable to minority interest	6	12	- 6	- 50.0
Net income	**180**	**1,730**	**- 1,550**	**- 89.6**

In the year under review, we disclosed tax income of €33 million including deferred tax assets. In addition to tax-free income, this is due to the increase in deferred tax assets.

After the deduction of income attributable to minority interest, net income amounted to €180 million.

Creation and utilisation of value added in the Dresdner Bank Group

Utilisation of Value Added 2000

52 % Labor income (staff expense less payroll tax and social security contributions)
8 % Shareholders (dividends)
40 % Other (retained earnings, payroll tax, social security contributions)

Utilisation of Value Added 2001

69 % Labor income (staff expense less payroll tax and social security contributions)
7 % Shareholders (dividends)
24 % Other (payroll tax, social security contributions)

Value added represents the contribution of our Group in the year under review to the national product. This is calculated as the sum of all ordinary income items minus internal expenses (excluding staff expenses and tax expense).

In comparison to last year, value added decreased by 9.8 % to €5,480 million. The utilisation breakdown shows the proportions of value added attributable to the different stakeholder groups.

In all, staff accounted for €5,318 million. Shareholders received €409 million in the form of dividends distributed. The company contributed roughly €220 million from retained earnings.

	2001	2000	Change	
Creation	€ mn	€ mn	€ mn	%
Net income	12,207	12,415	- 208	- 1.7
Less:				
Other administrative expenses including regular depreciation	3,364	3,209	155	4.8
Net loan loss provisions	1,893	1,586	307	19.4
Other expenses	1,470	1,546	- 76	- 4.9
Value added	**5,480**	**6,074**	**- 594**	**- 9.8**

	2001	2000	Change	
Utilisation	€ mn	€ mn	€ mn	%
Value added	**5,480**	**6,074**	**- 594**	**- 9.8**
Employees (staff expenses)	5,318	4,443	875	19.7
of which: income tax paid	917	763	154	20.2
social security contributions	472	454	18	4.0
pension provisions	341	302	39	12.9
Public sector (taxes)	- 24	- 111	87	- 78.4
Shareholders (dividends) *)	409	512	- 103	- 20.1
Company (withdrawal from / transfer to retained earnings)	- 223	1,230		

*) Including distributions to minority shareholders of subsidiaries.

Segment reporting

	Private Clients		Asset Management		Corporates & Markets		Real Estate		Corporate Items		Total Dresdner Bank Group	
€ mn	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000
Total income	3,020	3,321	804	822	5,350	5,638	526	694	2,507	1,940	12,207	12,415
Net loan loss provisions	309	267	–	–	1,207	575	139	608	238	136	1,893	1,586
Total expenses	2,619	2,561	678	469	4,648	3,843	300	261	1,296	1,054	9,541	8,188
Income before special factors and taxes	**92**	**493**	**126**	**353**	**– 505**	**1,220**	**87**	**– 175**	**973**	**750**	**773**	**2,641**
Special factors	–	–	–	–	–	–	–	–	620	1,028	620	1,028
Income before taxes	**92**	**493**	**126**	**353**	**– 505**	**1,220**	**87**	**– 175**	**353**	**– 278**	**153**	**1,613**
Change (€ mn)	– 401		– 227		– 1,725		262				– 1,460	
Change (%)	– 81.3		– 64.3		– 141.4		149.7				– 90.5	

Private Clients

The Private Clients division recorded a drop in income before taxes of 81.3% to €92 million.

Income development in the period under review was dominated by the slump on the stock markets. As a result, income was substantially down on the previous year's high levels, mainly due to lower commission income from domestic securities business with private clients. In contrast, costs remained almost unchanged, closing up 2.3% on the comparable period. This was due to the restructuring measures already introduced in the previous year.

	2001	2000	Change	
	€ mn	€ mn	€ mn	%
Total income	3,020	3,321	– 301	– 9.1
Net loan loss provisions	309	267	42	15.7
Total expenses	2,619	2,561	58	2.3
Income before taxes	**92**	**493**	**– 401**	**– 81.3**
Risk-weighted assets (31 December)	37,600	38,100	– 500	– 1.3

The increase in net loan loss provisions of roughly 16% to €309 million was mainly due to domestic business.

All in all, both the return on equity before taxes (4.1%) and the cost-income ratio (86.4%) deteriorated as against last year.

Asset Management

Income before taxes generated by Asset Management declined by 64.3 %, to €126 million.

	2001	2000	Change	
	€ mn	€ mn	€ mn	%
Total income	804	822	– 18	– 2.2
Total expenses	678	469	209	44.6
Income before taxes	**126**	**353**	**– 227**	**– 64.3**

Despite difficult market conditions, we were largely able to maintain income at the high level of the previous year. As in the previous year, our mutual funds business with private clients in Europe and our institutional mandates in the USA were key drivers.

In contrast, costs rose clearly by a good €200 million (45 %). Positive effects from internal productivity-enhancing measures were offset by substantial start-up expenses. These were mainly incurred in relation to the expansion of our sales channel infrastructure, which is vital to our competitive success, and include the implementation of a multi channel-sales strategy in Germany, among other things. In addition, cost developments were impacted by special factors in our North American business in particular.

As a result, the cost-income ratio for the division rose to 83.7 %.

Corporates & Markets

Our Corporates & Markets division, which combines the activities of the previous Investment Banking and Corporate Customers divisions, recorded a loss of €505 million in the year under review. This is a drop of €1,725 million on the previous year.

	2001	2000	Change	
	€ mn	€ mn	€ mn	%
Total income	5,350	5,638	– 288	– 5.1
Net loan loss provisions	1,207	575	632	109.9
Total expenses	4,648	3,843	805	20.9
Income before taxes	**– 505**	**1,220**	**– 1,725**	**– 141.4**
Risk-weighted assets (31 December)	123,400	124,400	– 1,000	– 0.8

The income recorded by the division was maintained to a large extend at the previous year's high level; net interest income accounted for just under half of this and commission income for roughly one third. The increase in expenses of over 20 % is largely due to the first-time consolidation of Wasserstein Perella. In addition, costs were affected by investments in the development of new products and sales platforms.

Net loan loss provisions more than doubled, mainly as a result of increased loan loss provisions for our US loan portfolio. In addition to this special factor, the extremely difficult economic environment in all relevant markets – particularly towards the end of the year – had to be taken into account when assessing loan loss provisions.

After a successful first quarter in which good trading results were achieved, business in the following quarters was dominated by the problems on the international capital markets. This led to a decline in the results for the Investment Banking, Global Equities and Global Private Equity business lines. In contrast, the drop in the result for the Global Debt business line is due solely to increased loan loss provisions. Before loan loss provisions, the Global Debt business line substantially exceeded the previous year's result. Equally, the Corporate Clients business was mainly hit by expanded loan loss provisions as income remained stable and costs were almost unchanged.

Real Estate

After financial losses in the previous year, our Real Estate division was back in positive territory with income before taxes of €87 million.

	2001	2000	Change	
	€ mn	€ mn	€ mn	%
Total income	526	694	– 168	– 24.2
Net loan loss provisions	139	608	– 469	– 77.1
Total expenses	300	261	39	14.9
Income before taxes	**87**	**– 175**	**262**	**149.7**
Risk-weighted assets (31 December)	27,600	26,000	1,600	6.2

The improvement in the results is due to a reduction in loan loss provisions of just under €470 million, after an exceptional loan loss provision was set up the previous year for our portfolio in the new federal German states.

The decline in total income is mainly due to lower net interest and current income, due to the conscious limitation of the risks involved in maturity transformation and charges from non-accruing exposures written down. In addition early redemption payments, which had been expensed up to the previous year, were accrued aperiodic.

The increase in expenses is mainly due to the setup of real estate centres, investments in IT and the establishment of a sales platform by Deutsche Hyp for Allianz products.

The return on equity increased by 17 percentage points during the year under review to 5 %.

Corporate Items

Corporate Items comprises income and expense items that are not directly attributed to any of the operating divisions, or that are the result of decisions that affect the Group as a whole. These items include in particular expenses for cross-divisional Group functions and projects, the results of strategic holdings of investment securities, and loan loss provisions relating to transfer and general risks. In addition, this item includes the extraordinary expenses incurred in integrating Dresdner Bank with the Allianz Group and expenses relating to the cost cutting measures introduced. Corporate Items also includes income and costs from Transaction Banking, to the extent that these are not charged to the other divisions as part of intragroup settlements. In addition, Corporate Items serves to reconcile the reporting used in our operating divisions, which focuses on commercial criteria, with the corresponding items in the Group's external accounting structure.

	2001	2000
	€ mn	€ mn
Total income	2,507	1,940
Net loan loss provisions	238	136
Total expenses	1,296	1,054
Expenses to secure competitive position	–	553
Integration costs	418	-
Restructuring charge	202	475
Income before taxes	**353**	**– 278**

Balance sheet developments

Total assets at the reporting date amounted to €507 billion, 4.8% more than in the previous year. The increase of €23.2 billion was mainly due to a rise in trading assets. It was primarily funded by taking in customer and bank deposits.

	31 Dec 2001	31 Dec 2000	Change	
	€ mn	€ mn	€ mn	%
Trading assets	126,007	103,362	22,645	21.9
Loans and advances to banks	77,473	89,650	– 12,177	– 13.6
Loans and advances to customers	239,743	234,584	5,159	2.2
Investment securities	39,303	36,873	2,430	6.6
Other assets	24,157	19,029	5,128	26.9
Total assets	**506,683**	**483,498**	**23,185**	**4.8**

	31 Dec 2001	31 Dec 2000	Change	
	€ mn	€ mn	€ mn	%
Trading liabilities	45,815	49,447	– 3,632	– 7.3
Liabilities to banks	127,455	116,164	11,291	9.7
Liabilities to customers	171,478	158,466	13,012	8.2
Certificated liabilities	114,312	120,540	– 6,228	– 5.2
Subordinated liabilities	9,243	8,334	909	10.9
Profit-participation certificates	2,035	2,027	8	0.4
Other liabilities	14,712	15,500	– 788	– 5.1
Shareholders' equity	21,633	13,020	8,613	66.2
Total liabilities, minority interest and shareholders' equity	**506,683**	**483,498**	**23,185**	**4.8**

Lending volume

In light of our increased focus on risk, we decreased our lending volume by 2.7 % to €219.2 billion.

	31 Dec 2001	31 Dec 2000	Change	
	€ mn	€ mn	€ mn	%
Loans extended on bills not shown under claims	382	557	– 175	– 31.4
Loans and advances to customers *)	200,426	204,255	– 3,829	– 1.9
Mortgage loans	47,605	51,475	– 3,870	– 7.5
Communal loans	33,837	36,032	– 2,195	– 6.1
Other loans	118,984	116,748	2,236	1.9
Loans with a residual terms of less than 5 years	124,595	122,023	2,015	1.6
Loans with a residual terms of more than 5 years	76,213	82,232	– 6,019	– 7.3
Customer lending *)	200,808	204,812	– 4,004	– 2.0
Loans to banks	18,402	20,531	– 2,129	– 10.4
Mortgage loans	49	411	– 362	– 88.1
Communal loans	12,789	13,701	– 912	– 6.7
Other loans	5,564	6,419	– 855	– 13.3
Total lending volume *)	**219,210**	**225,343**	**– 6,133**	**– 2.7**

*) Excluding money market business backed by securities (reverse repos).

Loans to banks dropped €2.1 billion to €18.4 billion. Loans and advances to customers decreased by a total of €4.0 billion to €200.8 billion. Within customer lending, mortgage loans and communal loans together decreased year-on-year by around €6 billion, where as other loans increased by €2.2 billion to €119.0 billion. This was due in particular to loans to domestic corporate customers, whereas domestic private client business declined.

All in all, 71 % of our lending volume relates to domestic customers; as in the past, the bulk of our foreign loan business is with corporate clients.

Trading assets and liabilities

The trading assets and trading liabilities items contain all trading activities performed by the Dresdner Bank Group. This includes securities trading and trading in derivatives and other instruments.

The clear rise in trading assets of 21.9 % to €126.0 billion reflects the expansion of our trading activities.

In particular, the rise in trading assets was due to the strong growth in debt and other fixed-income securities, which were up €19.7 billion to €90.2 billion. The portfolio changes related to both public sector and other issuers. Money market instruments also rose, by just under 31% to €7.1 billion. Our portfolio of equities and other non-fixed income securities rose by €2.6 billion to €15.1 billion.

The €3.6 billion drop in trading liabilities is mainly due to a reduction in obligations to deliver securities, which declined €2.3 billion to €27.3 billion.

Investment securities

Investment securities rose by €2.4 billion year-on-year to €39.3 billion. This increase is largely due to effects of the first-time measurement of these securities at their fair values in accordande with IAS 39. The contra item is presented as a seperate component of equity.

At the end of 2001, the market value of the non-bank shareholdings of the Dresdner Bank Group amounted to €14.9 billion. The major shareholdings are given in the table below:

Company	Percentage of capital held	Market value
	%	€ mn
Bilfinger Berger Aktiengesellschaft, Mannheim	25.0	227
Heidelberger Zement Aktiengesellschaft, Heidelberg	17.7	569
mg technologies ag, Frankfurt/Main	9.4	172
Allianz Aktiengesellschaft, Munich	9.2	6,623
Münchener Rückversicherungs-Gesellschaft AG, Munich	7.4	4,013
Deutsche Börse Aktiengesellschaft, Frankfurt/Main	5.9	268
Deutsche Lufthansa AG, Cologne	5.0	290
Bayerische Motoren Werke AG, Munich	5.0	1,293

Deposits and certificated liabilities

Deposits and certificated liabilities had risen at year-end by €18.1 billion to €413.2 billion.

	31 Dec 2001	31 Dec 2000	Chance	
	€ mn	€ mn	€ mn	%
Liabilities to banks	127,455	116,164	11,291	9.7
Liabilities to customers	171,478	158,466	13,012	8.2
Certificated liabilities	114,312	120,540	– 6,228	– 5.2
Deposits and certificated liabilities	**413,245**	**395,170**	**18,075**	**4.6**
Including: repurchase transactions	56,126	60,254	– 4,128	– 6.9

Liabilities to banks account for €11.3 billion of this increase. Whereas demand deposits declined by €5.3 billion, time deposits increased sharply by €16.6 billion. In contrast, liabilities to customers increased by €13.0 billion in the case of demand deposits, while short-term time deposits declined. The proportion of total customer business accounted for by foreign corporate customers rose 2 percentage points to 41 %.

Repo transactions accounted for around €56 billion of total customer and bank deposits, a drop of €4.1 billion. This was mainly due to liabilities to banks.

Certificated liabilities declined 5.2 % at the balance sheet date. Mortgage bonds issued in connection with mortgage banking operations were down 5.8 %, to €58.8 billion. However, at €114.3 billion, certificated liabilities continued to contribute significantly to refinancing. The volume of bonds issued – which account for three quarters of all certificated liabilities – fell €7.6 billion to €85.3 billion, whereas money market instruments rose by €1.5 billion.

Shareholders' equity

As at December 31, 2001, the capital and reserves of the Dresdner Bank Group disclosed in the balance sheet totaled €21.6 billion. This includes first-time measurement effects from available-for-sale financial instruments in the amount of €7.2 billion. This figure mainly comprises unrealised gains and revaluation reserves on listed securities held by the group that do not compries party of the trading portfolio. The capital increase against non-cash contributions implemented at the beginning of the year as part of the acquisition of Wasserstein Perella also contributed to the rise in Shareholders' equity.

Liable capital for regulatory purposes

Liable capital for regulatory purposes consists of core capital and supplementary capital. The core capital consists of issued capital, reserves and silent partnership certificates (hybrid components).

€ mn	**31 Dec 2001**	31 Dec 2000*)
Core capital	**11,542**	**13,276**
of which: hybrid components	1,923	1,574
Supplementary capital	**9,771**	**10,125**
Tier III capital	115	–
Other deductibles	– 501	– 506
Liable capital	**20,927**	**22,895**
Risk-weighted assets	**181,478**	**200,556**
Capital ratios (German Banking Act)		
Core capital ratio	6.4 %	6.6 %
Total capital ratio	11.5 %	11.4 %
Capital ratios (BIS)		
Core capital ratio	5.5 %	6.3 %
Total capital ratio	11.4 %	12.5 %

*) Figures for previous year have been adjusted.

After the approval of the balance sheet, the core capital as of December 31, 2001 will amount to €11.5 billion.

The supplementary capital of €9.8 billion comprises profit participation rights, subordinated liabilities and revaluation reserves on securities.

Liable capital for regulatory purposes thus amounted to €20.9 billion at the end of the year, including Tier III capital and other items.

The decline in risk-weighted assets of 9.5 % reflects our increasingly risk-conscious approach to our lending business and to the recognition of the major market risk components of the internal value-at-risk model.

As of December 31, 2001, the core capital ratio according to the German Banking Act was 6.4 % (2000: 6.6 %), the total capital ratio was 11.5 % (2000: 11.4 %). The core capital ratio calculated in accordance with the rules of the Bank for International Settlements (BIS) amounted to 5.5 %, while the total capital ratio was 11.4 % (2000: 12.5 %). This means that the Dresdner Bank Group again clearly exceeded the minimum ratios laid down by both the German Banking Act and the BIS.

Risk Report

Risk policy – goals and objectives

The professional management and qualified monitoring of risks are crucial parts of Dresdner Bank's overall risk management policy. The Board of Managing Directors determines risk policy objectives in line with the Bank's return- and risk-oriented focus. These objectives are then implemented as a joint effort between the divisions' Risk Management functions and the independent Risk Control function.

The roles and responsibilities are clearly defined in the Group Risk Guideline. This Guideline lays down the fundamental principles of the risk control system applied by the Dresdner Bank Group and systematically implements the relevant statutory and internal requirements. In particular, it defines the framework for uniform methodologies and processes to be used in assessing and quantifying risks.

Risk Control and Risk Management functions

Dresdner Bank's Group independent Risk Control function – part of its Corporate Center – reports directly to the Chief Risk Officer, the member of the Board of Managing Directors responsible for overall risk control. Its core tasks are to record credit and counterparty risks (including country risks), market, liquidity, operational and business risks, and to monitor these in a timely fashion. Group Risk Control ensures that all risks comply with the limits approved by the Board of Managing Directors and with qualitative risk standards. It is also responsible for internal and external risk reporting and supports the Board of Managing Directors in the risk-based allocation of capital to different business divisions as part of strategic planning.

Risk Control is responsible for establishing Group-wide standards for all types of risk in line with the Group Risk Guideline, suitable limit structures and appropriate methods for risk measurement; these tasks are performed in cooperation with the Risk Management functions for the divisions concerned.

The individual divisions are directly responsible for risk and profits as part of their business activities. Risk Management is responsible for allocating the risk limits for credit and market risks set by the Board of Managing Directors and for implementing the risk standards.

Dresdner Bank Group's risk strategy

Divisions/risk management		Risk control
Active risk management and responsibility for results	Development of measurement methodologies	Measurement and monitoring of Group-wide risks
Distribution of risk limit within divisions	Determine of limit structure	Internal and external risk reporting
Portfolio management	Implementation of and compliance with Group-wide risks standards	Risk-based capital allocation and value-driven overall Bank control

In September 2000, the Basel Committee on Banking Supervision published its new proposals for credit risks. These form the basis for the Mindestanforderungen für das Kreditgeschäft (MaK – Minimum Requirements for Banking Activities) currently being drawn up by the Bundesaufsichtsamt für das Kreditwesen, the German Banking Supervisory Authority.

One central element of the Minimum Requirements for Banking Activities will be the organisational separation of the sales and credit risk management (lending) functions up to senior management level. Dresdner Bank introduced separate disciplinary structures for the sales and credit risk functions for its Corporates & Markets division at the beginning of 2002. Whereas sales is the primary contact for customers in all questions relating to loans, credit risk analysis performs objective, independent analyses of individual loan commitments and of creditworthiness.

Dresdner Bank's Group Risk Guideline, which clearly defines separate Risk Management and Risk Control functions, also implements the organisational separation of credit risk management and credit risk control functions up to the level below the Board of Managing Directors required by the Minimum Requirements for Banking Activities. Credit risk monitoring, which forms part of credit risk control, performs regular portfolio analyses and is responsible for risk measurement methodologies.

Group-wide committees

Risk Policy Committees set the risk standards to be applied to market, credit and counterparty and operational risks. To ensure a comprehensive risk management process at Group level, the Board of Managing Directors of Dresdner Bank established the Group Capital Committee (CapCo) in 2000. This Committee, which is chaired jointly by the Bank's Chief Risk Officer and Chief Financial Officer, comprises the member of the Board of Managing Directors responsible for Treasury, the heads of the Risk Control and Finance/Controlling Corporate Center units, the divisional head responsible for Treasury and other divisional and business unit representatives as required. The Corporate Center Risk Control unit is responsible for preparing the CapCo meetings and for following up on them afterwards.

The CapCo plays a central role in implementing value-driven Group management. It serves as a discussion and decision-making forum for all key methodological, strategic and operational questions concerning the funding, investment and allocation of capital at an overall Bank level.

The graphic below provides an overview of the tasks of these two committees (the Group Capital Committee and the Group Risk Policy Committee).

Group Capital Committee	**Group Risk Policy Committees**
▷ Implementation of value-driven Group management	▷ Ensuring compliance with Group-wide risk standards
▷ Esuring adequate regulatory and economic capital	▷ Coordination of methodological questions
▷ Support for the capital allocation and capital control process	▷ Broken down into individual subcommittees for the key risk types

Internal audit

The Audit Department within the Corporate Center is an independent internal body that monitors operating procedures and workflows, Risk Management and Risk Control as well as the internal control system. It acts independently on instructions when reporting and when evaluating the results of audits. The Audit Department ensures comprehensive monitoring on an enterprise-wide basis by integrating the internal audit units of subsidiaries and maintaining close cooperation with them. The tasks and functions of the Audit Department are documented in detail in the relevant internal instructions resolved by the Board of Managing Directors and in the general framework ("Charta") governing internal audit activities.

Cooperation with Allianz

Following the takeover by Allianz, Dresdner Bank's Corporate Center Risk Control function started working closely with the Group Risk Controlling department at the Allianz Group Center.

Dresdner Bank's Risk Control acts as the center of competence for risk standards and the measurement of banking risks within the Allianz Group and supports the Allianz Group Center in this area. This includes measuring individual risks, as well as risk capital allocation performed as part of the value adding process (EVA) for the Banking segment.

Basel II

Prudential regulations also have a major influence on risk policy. The revised version of the Basel Capital Accord (Basel II), which is expected to take effect as from 2006, entails a major overhaul of the regulations governing capital adequacy in the case of credit risks, as well as including operational risks for the first time. The goal of the banking regulators is to ensure that the regulations are in line with "best practice" risk measurement in the banking sector.

The convergence of regulatory and internal risk measurement creates the preconditions for stringent risk management by banks and increases risk transparency. As a result, Dresdner Bank welcomes the initiative by the Basel Committee and actively supports the improvements to the draft regulations that are required in some areas.

Credit and counterparty risks

Dresdner Bank defines credit and counterparty risk as the potential loss resulting from the default of a business partner, or write-downs resulting from the unforeseen deterioration in his or her creditworthiness. In more detail, this definition comprises credit risks in the lending area, issuer risks in the case of public offerings, and counterparty risks from trading activities and – a special form – country risk.

In 2001, Dresdner Bank systematically continued the reorganisation of its credit risk control activities it had begun the previous year; actions taken include, among other things, an increase in the powers granted to individual divisions and the establishment of a Group Credit Committee and Group Credit Risk Policy Committee.

As part of an independent benchmarking procedure, both the system for performing individual credit checks and the approvals, monitoring and management processes in the lending business as a whole were subjected to review in the fourth quarter of 2001. The results will serve as the basis for further development of the lending process.

Credit quality assessment methodology

The central element of the authorisation, monitoring and management process in the lending and derivatives business is the individual credit rating of customers and their loan commitments. Clients' credit quality characteristics are analysed, weighted and then transposed to the Bank's uniform creditworthiness scale, which ranges from 1 (best) to 8 (worst).

In our domestic corporate lending business, we use a computer-based client rating system based both on automatic rating proposals and on the individual client's situation. We used specific rating procedures for our international corporate, banking and public sector clients; these take into account country-specific factors in addition to the regular credit quality issues. We account for the specific challenges of project and specialty finance using special rating systems that have been tailored to these types of finance, and that explicitly reflect the structure and complexity of the transactions concerned.

In our private clients business, product-specific application scoring allows IT-based risk assessments to be performed in the contact stage; these are supplemented on a monthly basis by fully automated behavior scoring based on account management data.

Dresdner Bank reviewed its internal rating and scoring procedures in the course of last year and identified necessary supplementary measures and adjustments. These measures are in line with the Basel II requirements relating to the IRB Advanced Approach that Dresdner Bank intends to adopt.

The quality of the forecasts and the topicality and portfolio coverage of the rating methodologies used are monitored regularly using validation and reporting processes. Annual calibrations determine the default rates for individual rating procedures and classes.

In addition to ratings, which are used to assess individual creditworthiness, 2001 saw the continued expansion of our uniform Group concept for the risk-optimised pricing of new business, taking expected and unexpected losses into account. This ensures that expected losses from credit or transfer risks as well as the adequate return on capital required to cover unexpected risks are taken into account when fixing the terms and conditions for loans. The expected loss will also be the central control parameter for the new lending processes in the Corporates & Markets and Private and Business Clients divisions. In order to ensure a uniform methodological basis for the lending and planning processes, loan loss provisions were determined on the basis of expected losses in the budget planning for 2002. This ensures that internal planning and control processes are based on the same credit risk parameters that are also applied to external – accounting and regulatory – requirements.

Portfolio overview

The breakdown of our rated Group exposure by internal ratings shows that the rating classes 1–4 account for around 90 % of the total exposure.

Percentage share of rated Group exposure



Rating 1–4: 89.4 %
Rating 5–8: 10.6 %
30 %
25 %
20 %
15 %
10 %
5 %
1
2
3
4
5
6
7
8
Rating classes

The chart below shows the structure of our lending portfolio and trading activities by industry sector. Due to the trading transactions, the focus is on the banking and financial services sectors.

Lending portfolio and trading activities by industry sector

50 %
40 %
30 %
20 %
10 %

Banks and financial services | Services | Industrial companies | Whole-sale/ retail trade | Dependent employed | Public authorities and non-profit organisations | Others

Credit risk from lending activities

The table below shows the lending volume broken down by customer groups. In contrast to the sums disclosed in the balance sheet items loans and advances to customers and loans and advances to banks, these figures do not contain transactions backed by securities:

Lending volume	**31 Dec 2001**		31 Dec 2000	
€ mn	Germany	Other countries	Germany	Other countries
Loans extended on bills [*]	380	2	550	7
Corporate customers	52,314	50,181	50,702	54,998
Public authorities	28,776	5,229	29,823	2,837
Private customers	61,991	1,935	64,131	1,764
Customer lending	143,461	57,347	145,206	59,606
Loans to banks	12,982	5,420	13,990	6,541
Lending volume	**156,443**	**62,767**	**159,196**	**66,147**

[*] Loans extended on bills that are not disclosed under advances.

While private clients, banks and public authorities respectively tend to be relatively homogeneous in their composition, our corporate and institutional clients are an extremely heterogeneous group. The following table therefore provides a breakdown of loans to domestic and foreign customers by sector:

Domestic corporate customers	**31 Dec 2001**	31 Dec 2000
	€ mn	€ mn
Manufacturing industry	10,825	11,539
Construction	1,813	2,042
Wholesale and retail trade	7,484	7,419
Financial institutions (excluding banks) and insurance companies	4,896	4,196
Service providers	23,646	22,987
Other	3,650	2,519
Total	**52,314**	**50,702**

Foreign corporate customers	**31 Dec 2001**	31 Dec 2000
	€ mn	€ mn
Industry, wholesale and retail trade and service providers	36,531	42,051
Financial institutions (excluding banks) and insurance companies	10,265	10,150
Other	3,385	2,797
Total	**50,181**	**54,998**

Specific loan loss allowances and provisions were set up for risks identified up to and including the end of 2001. In addition, a general loan loss allowance was set up for potential risks.

€ mn	Specific loan loss allowance		General loan loss allowance		Total	
	2001	2000	**2001**	2000	**2001**	2000
December 31	6,760	5,740	804	595	7,564	6,335

The specific loan loss allowances in the amount of €6,760 million contain €5,177 million for domestic risks and €1,583 million for foreign risks. Of this figure of €6,760, loans and advances to customers accounted for €6,610 million and loans and advances to banks for €150 million.

The development of the total loan loss allowance (including country risk provisions) in the course of the year is outlined in greater detail in the Notes (see Note 19 on page 120).

The net increase in loan loss provisions in the current business year amounts to €1,893 million. A breakdown by division is provided in the segment reporting.

Counterparty risk from trading activities

Client demand for our worldwide trading activities in financial derivatives is primarily focused on tailor-made instruments for the individual management of market and credit risks, as well as on the utilisation of derivative components as part of structured financial transactions. We also use derivatives to manage the risk of our proprietary trading positions and for asset/liability management.

The counterparty risks associated with derivatives trading activities mainly arise with over-the-counter (OTC) transactions. However, the resulting potential risk cannot be seen from the published notional volumes for the latter. Rather, these notional volumes serve merely as a reference when determining mutual settlement payments (e.g. interest claims and/or liabilities arising from interest swaps). As a result, they are not directly comparable with the assets and liabilities reported on the balance sheet. From the Bank's point of view, the decisive criterion when calculating counterparty risk at any given time is the positive replacement cost. This corresponds to the additional expense or reduced revenue that would result from the replacement of the transaction by an equivalent position if the counterparty were to default. At the end of the year, aggregate positive replacement costs for all OTC traded derivatives amounted to €40,049 million (gross, before netting).

The table below provides a breakdown of the notional amounts and positive replacement costs of our derivatives business by market segments. Credit derivatives for risk control (mainly credit default swaps and total return swaps) are becoming increasingly important (see separate segment).

Derivatives (trading and non-trading portfolio)

Market segments	Notional amounts by time to maturity				Positiv replacement costs *)
€ mn	< 1 year	1–5 years	> 5 years	Total	
Interest rate derivatives	2,005,521	717,084	468,425	3,191,030	24,520
Currency derivatives	436,778	58,409	24,649	519,836	10,116
Equity/Index derivatives	76,053	69,851	1,754	147,658	4,518
Credit derivatives	3,436	10,690	11,693	25,819	529
Other derivatives	6,050	2,941	1,359	10,350	366
Total	**2,527,838**	**858,975**	**507,880**	**3,894,693**	**40,049**

*) Not including netting effects.

The total notional volume of trading in derivative contracts has more than doubled in the year under review, rising 102 % to €3,895 million.

The main growth driver was once again the interest rate derivatives sector, with growth amounting to €1,722 billion (117 %). This is due to the strategic expansion of this market segment, especially in the short-term area (e.g. forward rate agreements and interest rate swaps). Currency derivatives took second place, with a €196 billion increase (60 %). The notional volumes of equity and index contracts also rose, by €36 billion or 32 %. Group trading volumes also doubled in the rapidly expanding market for credit derivatives.

Term structure of derivatives (notional amounts)

65 % < 1 year
22 % 1–5 years
13 % > 5 years

The chart in the margin illustrates the term structure of derivative transactions (all product groups) outstanding as at the balance sheet date.

Given the importance of credit in the trading of OTC derivatives in particular, counterparty selection is vital and is focused on prime-rated partners. This is reflected once again in the high proportion (90 %) of positive replacement costs attributable to the banks and other financial services providers sectors (see the table below).

Counterparty category	Positive replacement costs *)	
€ mn	**31 Dec 2001**	31 Dec 2000
OECD central governments	195	213
OECD banks	22,109	21,521
Other OECD financial services providers	5,996	2,564
Non-OECD central governments	182	100
Non-OECD banks	7,233	1,413
Other non-OECD financial services providers	152	23
Other enterprises and private individuals	4,182	2,190
Total	**40,049**	**28,024**

*) Not including netting effects.

Classification of counterparties by internal ratings

12% Rating 1
54% Rating 2
25% Rating 3
8% Rating 4
1% Rating ≥ 5

Further evidence of our conservative selection of trading counterparties is provided by the classification of the positive replacement costs of derivative transactions by internal credit ratings. Counterparties ranked in the top internal rating categories (ratings 1 to 4) account for 99% of the positive replacement costs in our rated derivatives portfolio. The chart in the margin outlines the distribution of positive replacement costs by internal ratings.

In addition, we entered into cross-product master netting agreements with our business partners in order to reduce the counterparty risk in trading activities. Netting allows all claims and liabilities not yet due to be offset against each other in the case of counterparty default. These master agreements serve not only to reduce the cost of regulatory capital tied up but also to reduce the utilisation of internal counterparty limits. This underscores their increasing importance for risk management. After taking netting effects into account, positive replacement costs declined by €22.8 billion (as opposed to a reduction the previous year of €13.5 billion). In addition, there is an increasing trend towards collateralisation of current potential risks (positive replacement costs after netting). At the end of the year, the value of the collateral received in relation to these derivatives transactions amounted to roughly €1 billion. The replacement costs for the Group thus amount to roughly €16.2 billion.

Credit risk exposures that need including in credit and counterparty risk management are managed internally using a global, multi-stage limit system and monitored in a timely manner. Both the replacement costs and any potential future price fluctuations are taken into account in counterparty risk limits. A value-at-risk procedure is used when quantifying collateralised transactions, whereas a simulation procedure will be used for unsecured transactions in 2002, in order to better assess portfolio and correlation effects when calculating exposure. Initial trial calculations have revealed that the exposure can be reduced significantly in currency and interest rate transactions.

When quantifying counterparty risks from derivatives for regulatory purposes, both replacement costs and a global estimate of future market fluctuations (potential exposure) are taken into account. The assessment of this potential risk depends on the underlying product type involved and the individual time to maturity. The result of this calculation is referred to as the "add-on"; this is combined with the relevant replacement cost to yield the credit equivalent value of a derivative transaction. The aggregate credit equivalent values were quantified in line with Principle I of the German Banking Act (i.e. excluding credit-based weighting and after regulatory netting) at €33.9 billion (previous year: €29.8 billion). The risk weighted assets from derivatives relevant for regulatory capital amounted to €8.5 billion (previous year: €7.5 billion).

Country risks

Dresdner Bank defines country risks as convertibility and transfer risks relating to cross-border transactions, plus the risk arising from local operations by the Bank's foreign branches. Locally refinanced business conducted by foreign branches is not included when calculating country risk.

Our assessment of country risk is based on an internal country rating system. The assessment of individual countries is based on a weighting system consisting of various quantitative (mainly macro-economic) key indicators as well as qualitative factors relating to economic, social and political circumstances. The system focuses in particular on solvency in the foreign currency. The country rating system – like the other rating categories – currently comprises eight risk groups. These provide for classification into countries without identifiable country risks (country rating classes 1–4) and countries with an increased or high risk potential (country rating classes 5–8).

Until the end of 2001, country risk management at the Dresdner Bank Group aimed to limit transfer risks from lending and trading transactions, based on a comprehensive, product-oriented country limit system. As from 2002, the risks involved in local operations will also be included in addition to cross-border transactions. Limits will be assigned at the level of regional and country rating groups as well as for every country individually. In addition, ceilings will be set for individual countries in order to avoid clustering risks.

Breakdown of exposures for countries with increased or high risk potential (1.7 % of the Dresdner Bank Group's overall transfer exposure) by country rating groups (CRGs)


60 %
50 %
40 %
30 %
20 %
10 %
CRG 5
CRG 6
CRG 7
CRG 8
Country rating groups
Lending activities
Trading activities

Dresdner Bank Group's overall transfer exposure can be broken down into countries without an identifiable country risk (98.3 %) and countries with an increased or high risk potential (1.7 %, previous year: 2.4 %). Approximately 87 % of the relevant exposure was attributable to our lending business, and about 13 % to trading activities. This shows that we were able to continue the previous year's successful strategy of reducing the proportion of countries with an increased or high risk potential that are decisive for risk analysis.

The chart in the margin provides a percentage breakdown of exposures subject to increased or high risk potential (country ratings 5 to 8), by lending business and trading activities. The prolonged exposure in the risk categories in course of the past 12 months, especially in risk classes 5 and 6, reflects the changed situation in Latin America, among other things.

At the end of 2001, aggregate country risk provisions amounted to €488 million (2000: €524 million), due to the reduction in exposure in countries with high risk potential in particular.

Market risks

Market risk is defined as any fluctuations in the value of a portfolio resulting from changes in market prices and market parameters such as interest rates, exchange rates, volatilities and share prices.

The value-at-risk method is used to measure the risk exposure by those global trading units within the Dresdner Bank Group to which complex risk profiles apply. Value-at-risk is defined as the potential loss that may occur during a pre-defined period and at a given confidence level, based on assumptions regarding the fluctuation of certain market parameters. It is a statistical measure that facilitates the comparability of market risks across the different portfolios held by the bank. This method may be applied to a range of different financial instruments such as shares, foreign exchange or interest rate instruments.

The internal value-at-risk model applied by Dresdner Bank was reviewed for the first time by the German Federal Banking Supervisory Authority (BAKred) in 1998 and approved for the purposes of regulatory reporting in accordance with Principle I of the German Banking Act. Since the end of 2001, an extended internal model can be used for regulatory capital reporting. The focus here was both on refinements to the model itself and, in particular, on the integration of specific interest rate risks. The specific interest rate risk can be defined as the risk resulting from deviations in the price development of individual financial instruments from overall market developments. Following the extension to the system, the internal value-at-risk model now covers the major market risk components. Due to the approval by the regulatory authorities of the internal model the Bank was able to substantially reduce the regulatory capital required to cover market price risks.

Specific minimum qualitative and quantitative standards must be met if a value-at risk model is to obtain approval from the regulatory authorities. The qualitative requirements include the integration of the value-at-risk concept with the risk management and limit process, in addition to assurance of an appropriate organisational structure and workflows. In addition, potential losses in the case of extreme market conditions must be quantified. Dresdner Bank performs regular stress tests to determine these potential changes in value using both standardised and market- and currency-specific scenarios.

From a quantitative point of view, value-at-risk data used to calculate capital adequacy requirements for regulatory purposes must take into account potential market movements within a confidence level of 99 %, based on an assumed holding period of 10 trading days. This is done using statistical parameters estimated on the basis of developments over the last 250 trading days.

Internal market risk management

In addition to regulatory reporting requirements, value-at-risk is calculated for the purposes of internal limit setting and risk determination using a confidence level of 95% and a one-day holding period. In contrast to the calculation for regulatory purposes, this calculation process assigns greater weight to more recent market fluctuations. As a result, it ensures that the value-at-risk data reflects current market developments in a timely manner.

In addition to value-at-risk, operational risk indicators and limits, which are tailored to the needs and specific risk situations of the individual trading units, are also used for risk management purposes. Trading activities are managed using the value-at-risk and operational market risk limits. The current limit utilisation is ascertained and monitored on a daily basis by the independent Risk Control function. Where limits have been breached, the relevant management is notified without delay and takes immediate action to remedy the situation.

The limits are revised and adapted at regular intervals to reflect evolving business structures, changing market situations and planned risk profiles. In accordance with Dresdner Bank's risk policy, the risk management function is responsible for deciding the limits for the different risk activities in the respective divisions, within the overall framework approved by the Board of Managing Directors. Risk Control ensures the consistency and completeness of all approved limits.

A global market risk platform supports the determination and analysis of market risks as well as the detailed examination of individual risk components from trading book and non-trading activities. This platform comprises a data warehouse and a variety of analytical applications for value-at-risk calculations, stress test simulations and operational limit ratios.

This system is designed for global risk reporting and limit monitoring. The relevant risk analyses are carried out at different levels, from individual portfolios through to the aggregate overall portfolio. All market and position data used is subject to strict quality checks to ensure the quality and consistency of risk information.

The global availability of this system ensures compliance with global standards and the application of a uniform risk approach across the entire Group.

As a rule, a distinction is made between activities in the trading books and activities undertaken in order to manage market risk in non-trading activities. The latter also contains assets for investment purposes.

Development of market risk in the trading book

The risks from Dresdner Bank's trading activities increased in comparison to the previous year. Value-at-risk rose strongly as from the second quarter, mainly due to increased market volatility. The increase since September is the result of substantial volatility due to market uncertainty following the terrorist attacks in the US.

Due to the diversification at portfolio level, which accounts for value-at-risk using correlations between the individual risk categories, the aggregate risk differs from the total risks by risk type.

Value-at-risk statistics (99 % confidence level, 10-day holding period)

€ mn	Year-end **2001**	2001 annual statistics Mean value	Maximum [2]	Minimum [2]	Year-end 2000
Aggregate risk [1]	147	154	252	104	114
Interest rate risk [1]	124	107	179	62	73
Equity risk	64	71	173	35	72
Currency/ commodity risk	18	19	67	3	10
Diversification effect	– 59	– 43	–	–	– 41

[1] Including specific interest rate risks for the first time as of the end of 2001.

[2] No diversification effect can be taken into account since the maximum and minimum values were measured at different dates.

To validate the quality of our value-at-risk model, the results obtained are regularly checked against the so-called "clean performance" using a method known as backtesting. This means that the value-at-risk calculated on the basis of the current position is compared to the actual change in value on the following day. The clean performance reference value required for this purpose must be calculated under the assumption that the portfolio remained unchanged. For backtesting, risks are determined using a confidence level of 99 % in line with the regulatory requirements. However, the holding period is only one day. Statistically speaking, this means that for 100 given daily losses, the negative clean performance should only exceed the relevant risk value determined in advance on average on a single day. No such outlier was observed in the Dresdner Bank Group in 2001.

Backtesting: Value-at-Risk (99 % confidence level, 1 day holding) versus clean performance


€ mn
80
60
40
20
0
-20
-40
-60
-80
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
+ Value-at-risk
Clean performance
- Value-at-risk

The maximum clean performance loss amounted to €-39.3 million. The corresponding value-at-risk had been calculated at €56.1 million, while the actual loss for the day – i.e. the actual change in value that occurred – was €-15.4 million.

The distribution of daily changes in portfolio values was as follows:


Distribution of daily changes in portfolio value (€ mn)
No. of days
80
70
60
50
40
30
20
10
<-30
-30 to -20
-20 to -10
-10 to 0
0 to 10
10 to 20
20 to 30
30 to 40
40 to 50
> 50

Market risks in the non-trading book

The market risk in the non-trading portfolio mainly comprises the risk of interest changes. These interest rate risks are analysed on the basis of sensitivities and value-at-risk indicators. A Treasury Committee within Dresdner Bank is responsible for the strategic management of interest rate risks in the non-trading portfolio. The risks resulting from the positioning in the non-trading portfolio are limited using operational limits in the same way as for the day-to-day monitoring of trading activities. Risk Control determines, monitors and reports on risk limit utilisation on a daily basis.

To quantify interest rate risks in the non-trading portfolio, net lending and net borrowing positions arising from fixed-rate balance sheet positions and from associated derivative positions are determined and divided into different maturity periods. Positions without a specific interest rate period are included in risk management on the basis of historical experience and the expected development of the relevant product markets. Dresdner Bank manages interest rate risks via a present value concept, using interest rate sensitivities for individual maturity periods and instruments. Value-at-risk figures are determined on the basis of a 99 % confidence level and a ten-day holding period in the same way as for the internal model used with the trading portfolio. In addition, the non-trading exposures of subsidiaries that are subject to significant interest-rate risk are analysed and monitored on a monthly basis using value-at-risk limits. Taking into account portfolio effects, the interest rate value-at-risk from the Group's non-trading portfolio amounted to €95.3 million at the year-end. The increase as against the previous year is mainly due to increased market volatility.

In addition to the interest rate risk, the Bank is subject to currency risks on all loans and deposits denominated in foreign currencies. It is general business policy in Dresdner Bank's non-trading portfolio that all loans and deposits in foreign currency are refinanced or reinvested in the same currency and with matching maturities. The residual risk of exchange rate changes is reflected in foreign exchange trading.

Liquidity risk

Liquidity risk is defined as the risk that a bank may not be able to meet its current and future payment obligations in full or on time, that in the case of a liquidity crisis refinancing may only be raised at higher market rates (refinancing risk), or that assets can only be liquidated at a discount to the market rates (market liquidity risk).

Group Treasury is responsible for liquidity and liquidity risk management within the Dresdner Bank Group. Regional Treasury units monitor local markets and report regularly to Group Treasury. Risk Control, which is functionally and organisationally separate, is responsible for monitoring risk limits, for validating the procedures used and for reporting.

Group Treasury and Risk Control have laid down principles for liquidity management including emergency planning as part of a Group Liquidity Policy. This Policy meets both regulatory requirements and internal standards. It includes, among other things, setting liquidity risk limits.

Liquidity risk measurement is based on an integrated system that models the maturities of all cash flows and draws up a liquidity balance sheet, taking available prime-rated securities into account. Both on-balance sheet and off-balance sheet items such as open credit lines and guarantees are included in this process. Group Treasury uses this as the basis for daily analyses as part of its liquidity management process. These analyses include a number of different liquidity inflow and outflow scenarios as well as stress factors.

The regulatory requirements form the external framework for liquidity management. As at December 31, 2001, the ratio of highly liquid assets to short-term liabilities (as defined in the German Federal Banking Supervisory Authority's Principle II) was 1.16, compared to the minimum permissible value of 1.0.

Operational risks

Operational risks are risks that can arise from inadequacies or failures in business processes, projects or controls, and may be due to technology, staff, organisational structures or external factors.

A separate unit within Corporate Center Risk Control is responsible for risk control of operational risks; this defines and guarantees consistent minimum standards for the entire Group. In addition, it coordinates preparatory measures relating to the regulatory determination of operational risks in line with the Basel Accord.

The new Basel capital adequacy requirements lay down a number of approaches to calculating capital adequacy requirements for operational risks. Dresdner Bank intends to adopt the Advanced Measurement Approach, which is expected to result in substantially lower capital adequacy requirements than other methods.

The systematic and consistent identification, quantification and reporting of operational risks within the Group is performed on the basis of a framework that defines the risk management process. This Group-wide guideline lays down uniform definitions, reports, reporting lines, methodologies, roles and responsibilities.

Operational risks are identified and assessed at Dresdner Bank using a number of coordinated instruments. These are based on the categorisation of the Dresdner Bank Group's global business processes, which is the precondition for the systematic capture and allocation of loss and risk data. A Group-wide loss database creates the basis for focused, detailed analysis and remediation of the causes.

The individual Dresdner Bank divisions use a structured self-assessment procedure to record in detail the risks involved in and quality of their workflows. All areas within the Group performed this task last year. In addition, an early warning system is being set up to reveal any changes to the operational risks in the organisation's processes. The independent Risk Control unit continually monitors the adequate implementation of the measures taken by the Group units to reduce operational risks.

Regular reporting, comprising the results of the expert opinions on the quality of and risks in the workflows, actual losses incurred and other control parameters for operational risks for the previous year in each case, will be introduced in 2002. Reports are sent to both the Board of Managing Directors and the divisional heads.

Business risks

Dresdner Bank defines business risks as unexpected fluctuations in results that can arise when expenses cannot be reduced in line with a decline in earnings. This risk is often referred to as the fixed cost risk or the cost lag. Reasons for fluctuations in results can be changes in the competitive situation, customer behavior, or the consequences of technological advances. Dresdner Bank's business strategy is constantly reviewed in order to avoid business risks and, if necessary, adapted to changing general conditions. In particular, the cost-cutting measures initiated will reduce the fixed cost risk.

Risks from shareholdings

Risks from shareholdings are potential losses that could results from the provision of equity to third parties.

Dresdner Bank distinguishes in particular between risks from listed investments and risks from private equity investments. The key investments held by Dresdner Bank – mainly in non-banks – and their corresponding fair values are listed under "Investment securities" on page 121.

In the case of private equity investments, unlisted companies are provided with equity either directly or indirectly via special funds, with the aim of generating a profit when they are subsequently sold.

Shareholders' risk results from general market fluctuations and issuer-specific factors. Following the implementation of the Basel II requirements, these risks will be covered by more adequate levels of regulatory capital in future.

Other risks

In addition to the types of risk outlined above, which are monitored and reported by Group Risk Control, other risks may be encountered. These take the form of legal risks, strategic risks, reputation risks and criminal risks.

Legal risks

Dresdner Bank defines legal risk as the risk of a loss due to the adoption of new statutory regulations, disadvantageous amendments to existing laws or regulations, or prejudicial changes in their interpretation. The legal risk also comprises the risk that contractually agreed provisions may not be enforceable or that a court replaces an agreed contractual provision by another provision detrimental to the Bank.

The limitation of legal risk is an important task of the legal department. This is achieved, for example, by using internationally recognised standard documentation and, if necessary, by relying on legal opinions. Contracts for established products are continuously reviewed to include any amendments required by changes in legislation or jurisdiction.

Strategic risks

A strategic risk is the risk of not achieving long-term corporate goals due to an inadequate strategic decision-making process or inadequate monitoring of the implementation of the strategies concerned on the basis of underlying business assumptions and projections.

Dresdner Bank takes strategic risk into account by continuously monitoring its market position and competitive environment. As part of a systematic strategic planning process, the Board of Managing Directors regularly reviews the validity of the strategies employed in the individual divisions and business units, the resulting strategic initiatives and investments, and the portfolio structure of the Group as a whole.

Reputation risks

Dresdner Bank defines reputation risks as direct or indirect losses due to the deterioration of Dresdner Bank Group's reputation among its shareholders, clients, staff, business partners or the general public. Reputation risks are mainly the result of other risks such as credit and counterparty, market, strategic or operational risks, but can also be the direct result of errors in communication by the Bank and its representatives.

The Market Research and Media Analysis unit within Corporate Center Corporate Communication systematically identifies risks affecting the Bank's reputation and assesses them in the context of the Bank's overall communications.

In the Corporates & Markets division, major transactions are submitted to the Commitment Committee, which analyses them for potential reputation risks. The Committee examines whether and to what extent the performance of a transaction could damage the Bank's image.

Summary of the Bank's risk position

Judicious, controlled risk-taking is the crucial part of modern banking. As a result, capital allocation and annual income and risk budgets play a major role within the framework of a comprehensive risk control approach.

Regular return on equity analyses by the individual divisions and business units compare the results of operations with the equity required to cover the risks run (see segment reporting on page 112).

Both regulatory and the Bank's internal risk assessments must be satisfied in this process. The latter is reflected in the economic capital requirement. The two approaches will converge to some extent, but by no means completely, with the implementation of the Basel II requirements, particularly with regard to the measurement of counterparty risk.

The economic capital requirement currently includes credit and counterparty risks (including country risks), market risks, operational risks, business risks and shareholders' risks (see graphic). These individual risks are aggregated to produce the overall risk for the Bank or particular divisions or business units. In the process, diversification effects between different risk types that serve to reduce overall risk levels are taken into account.

Dresdner Bank Group

	Private Clients	Corporates & Markets	Real Estate	Asset Management	Corporate Items
Credit and Counterparty risks Country risks					
Market risks					
Operational risks					
Business risks					
Shareholders' risks					

The Bank is continuously refining its internal risk measurement and management procedures, which are gaining in importance for both strategic and operational management. By developing and extending the methodologies and the underlying data needed for this, the Bank is also creating the preconditions for meeting the Basel Committee's future regulatory capital requirements.

Outlook

The chances that the economic downturn will bottom out in the course of the current year are good. Business expectations are becoming brighter again and investors and consumers are gradually regaining confidence in future economic developments.

The improved economic outlook should also lead to further stabilisation on the capital markets. Although a return to former record stock market highs seems out of the question for the time being, the next upturn will therefore probably be long-term. In view of sinking inflation rates, we feel that the risk of a tangible increase in interest rates is low.

Dresdner Bank is doing what is necessary in this economic environment to be able to profit from a future potential market rebound – both via its positioning and via the further development, cost cutting and integration measures that it has already introduced.

2002 will be a crucial year – the year in which we put the measures needed to implement our strategic focus into practice. At the heart of our activities is our "Agenda 2004" programme with its eight initiatives and the Group-wide cost-cutting programme. With this as our basis, we will sustainedly reduce the bank's administrative expenses by 2003. The steps needed to achieve this – in particular the additional job cuts planned – are expected to save around €1.3 billion per year.

A further business focus next year will be on further deepening the integration of Allianz and Dresdner Bank. By combining the first-rate expertise and positioning of the Allianz Group in the insurance segment with the business strength and capital market knowledge of Dresdner Bank, we aim to demonstrate that integrated financial services providers are a viable model for the future.

Building on these three strategic focuses, we aim to permanently improve profitability at the Dresdner Bank Group and hence to contribute substantially to the enterprise value of the Allianz Group.

Dr. Henning Schulte-Noelle



Report of the Supervisory Board

The Supervisory Board performed its duties in accordance with the law and the Articles of Association and continuously supervised the activities of the Bank's management. It was regularly informed in writing and verbally by the Board of Managing Directors on the business policies being considered, fundamental issues concerning the future management of the Bank and corporate planning, the position and development of the Bank and the Group, and key transactions. The Supervisory Board also regularly discussed these matters with the Board of Managing Directors.

In fiscal year 2001, the Supervisory Board met on February 20, April 1, April 3, September 18, and November 27. In its meetings, the Supervisory Board was informed by the Board of Managing Directors with regard to the course of business, significant lending commitments and investments, and other matters of material importance to the Group. This included Allianz AG's share purchase offer to Dresdner Bank AG shareholders, which the Supervisory Board discussed in detail at its extraordinary meeting on 1 April. The Supervisory Board approved the Board of Managing Directors' resolution to recommend to its shareholders that they accept the offer. Later in the fiscal year, the Supervisory Board reviewed the Dresdner Bank Group's development programme, which entails a restructuring around two newly formed divisions, Corporates & Markets and Private and Business Clients. The cost reduction programme instituted by the Board of Managing Directors, with the aim of reducing the workforce by 7,800, and the planned merger of the mortgage bank subsidiaries of Commerzbank AG, Deutsche Bank AG and Dresdner Bank AG were the subject of discussion at the meeting on November 27. The Supervisory Board approved the planned merger of the mortgage bank subsidiaries.

As part of its regular reports, the Board of Managing Directors informed the Supervisory Board about the extent to which Group risk exposure limits had been utilised. The Supervisory Board also conducted an in-depth examination of aspects of risk controlling throughout the Group and dealt with fundamental corporate planning issues, in particular the key figures used for long-term planning.

In accordance with section 27 (3) of the Mitbestimmungsgesetz (German Co-determination Act), the Supervisory Board has formed the following committees: the Executive Committee, the Credit Committee, the Operations Committee, the Accounts Committee, and the Mediation Committee.

The Executive Committee met on five occasions in fiscal year 2001 to discuss human resources issues concerning the Board of Managing Directors and the preparation of individual agenda items for forthcoming Supervisory Board meetings. The Credit Committee met three times to address lending issues and business transactions falling within its area of responsibility as defined by the law and the Articles of Association; decisions on such issues were also taken by circulating documents and by passing resolutions outside meetings. Additional discussions were held with the Board of Managing Directors on the Bank's loan portfolio structure, risk management, and exposures subject to particular risks. The Operations Committee of the Supervisory Board met three times during fiscal year 2001 to consider structural, organisational, social, and other internal issues. At the 2001 meeting of the Accounts Committee, the Dresdner Bank single-entity and consolidated financial statements as at December 31, 2000 were discussed. A meeting of the Mediation Committee was not required.

The Chairman of the Supervisory Board reported regularly to the plenary meeting on the work of the Supervisory Board Committees. In addition to the meetings of the Supervisory Board and its Committees, the Chairman of the Supervisory Board also met frequently with the Board of Managing Directors as a whole, as well as individual members of the Board of Managing Directors, in particular the Chairman of the Board of Managing Directors. These meetings served to discuss business policy issues as well as the position and development of the Bank.

The financial statements and management report of Dresdner Bank AG, prepared in accordance with HGB (German Commercial Code), and the consolidated financial statements and group management report of the Dresdner Bank Group, prepared in accordance with IAS, were audited by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt/Main, the auditors appointed by the Annual General Meeting. They granted an unqualified audit opinion.

The auditors' reports were distributed to all members of the Supervisory Board in good time before the meeting of the Supervisory Board convened to adopt the accounts. The reports were discussed during this plenary meeting as well as during the preparatory meeting of the Accounts Committee. The auditors who signed the single-entity and consolidated financial statements were present at both meetings. They gave an account of both their audit as a whole and of major individual items which were specified previously, at the time they were engaged to carry out the audit, and also provided detailed answers to questions from the members of the Supervisory Board. The Supervisory Board duly noted and approved the auditors' reports. The Supervisory Board examined the single-entity and consolidated financial statements, the management report and the group management report as at December 31, 2000, as presented by the Board of Managing Directors, as well as their proposal for the appropriation of the distributable profit. The final results of this examination did not result in any objections. At its meeting on April 9, 2002, the Supervisory Board therefore approved the financial statements and the management report. The financial statements are thereby approved. The proposal of the Board of Managing Directors for the appropriation of the distributable profit has been approved by the Supervisory Board.

In addition, the Board of Managing Directors presented the Supervisory Board with the report on relations with connected enterprises in accordance with section 312 of the Aktiengesetz (German Public Companies Act) and with the auditors' report on the report on relations with connected enterprises. The auditor issued the following opinion on the basis of the audit, which did not result in any objections:

"On the basis of our audit performed in accordance with professional standards, we confirm that

1. the factual statements in the report are correct,
2. the consideration given by the company in relation to the transactions specified in the report was not unreasonably high,
3. there are no circumstances which would justity, in relation to the acts specified in the report, a materially different opinion than that of the Board of Managing Directors."

The Supervisory Board examined the report on relations with connected enterprises and approved both the report and the audit report on it.

The final results of the Supervisory Board's examination did not give rise to any objections to the declaration made by the Board of Managing Directors at the end of the report on relations with connected enterprises.

The following changes to the composition of the Supervisory Board took place in the course of fiscal year 2001: Mr Klaus Carlin retired from his position as an employee representative at the close of the Annual General Meeting held on May 11, 2001. He was succeeded by Mr Uwe Spitzbarth, who was appointed to the Supervisory Board by way of a court ruling on May 18, 2001.

Mr Meinhard Carstensen retired from the Supervisory Board with effect from December 31, 2001. He was succeeded by Dr. Bernd W. Voss, who was also appointed to the Supervisory Board by way of a court ruling on January 3, 2002. The Supervisory Board would like to thank Mr Carlin and Mr Carstensen for their constructive participation. Dr. Alfons Titzrath retired from his position as Chairman of the Supervisory Board with effect from July 23, 2001. The Supervisory Board elected Dr. Henning Schulte-Noelle as his successor as Chairman of the Supervisory Board. The Supervisory Board would like to thank Dr. Titzrath for his valuable service as Chairman.

The following changes to the Board of Managing Directors took place in fiscal year 2001: The Supervisory Board elected Prof. Dr. Bernd Fahrholz as Chairman of the Board of Managing Directors of Dresdner Bank AG with effect from November 27, 2001. The Supervisory Board also complied with the requests of Prof. Dr. Gerhard Barth and Dr. Joachim v. Harbou to be relieved of their duties as members of the Board of Managing Directors with effect from December 31, 2001. Dr. Bernd W. Voss stepped down from the Board of Managing Directors of Dresdner Bank AG with effect from December 31, 2001, and retired. The Supervisory Board would like to thank all members of the Board of Managing Directors who left the Board during fiscal year 2001 for their contribution to the bank's success.

The Supervisory Board appointed Mr Heinrich Linz as a member of the Board of Managing Directors with effect from April 1, 2001, Mr Klaus-Michael Geiger as a member of the Board of Managing Directors with effect from December 1, 2001, and Mr Klaus Rosenfeld as a member of the Board of Managing Directors with effect from November 1, 2002.

The Supervisory Board would like to thank all employees for their hard work and dedication.

Frankfurt/Main, April 9, 2002

THE SUPERVISORY BOARD

Dr. Henning Schulte-Noelle
Chairman



Which way? This way! Taking the right path in life makes all the difference. In order to find it, you need to be well oriented. And, often, guided – particularly when it comes to long-term goals.



Consolidated Financial Statements
Income statement

Income statement	Note	**2001**	2000	Change	
		€ mn	€ mn	€ mn	%
Interest and current income	(3)	18,170	17,428	742	4.3
Interest expense	(3)	13,806	13,116	690	5.3
Net interest and current income	(3)	4,364	4,312	52	1.2
Net loan loss provisions	(4)	1,893	1,586	307	19.4
Net interest and current income after net loan loss provisisons		2,471	2,726	– 255	– 9.4
Fee and commission income		4,130	4,488	– 358	– 8.0
Fee and commission expense		289	197	92	46.7
Net fee and commission income	(5)	3,841	4,291	– 450	– 10.5
Net trading income	(6)	1,526	1,329	197	14.8
Other income	(7)	2,476	2,483	– 7	– 0.3
Administrative expenses	(8)	8,682	7,652	1,030	13.5
Other expenses	(9)	859	536	323	60.3
Income before special factors and taxes		**773**	**2,641**	**– 1,868**	**– 70.7**
Expense to secure competitive position	(10)	–	553		
Integration costs	(11)	418	–		
Restructuring charge	(12)	202	475	– 273	– 57.5
Income from ordinary activities/Income before taxes		**153**	**1,613**	**– 1,460**	**– 90.5**
Income tax expense	(33)	– 33	– 129	96	74.4
Income after taxes		**186**	**1,742**	**– 1,556**	**– 89.3**
Income attributable to minority interest		6	12	– 6	– 50.0
Net income		**180**	**1,730**	**– 1,550**	**– 89.6**

Appropriation of distributable profit	Note	**31 Dec 2001**	31 Dec 2000	Change	
		mn	mn	€ mn	%
Net income		180	1,730	– 1,550	– 89.6
Transfer to retained earnings		–	1,230		
Withdrawal from retained earnings		573	–		
Distributable profit of Dresdner Bank AG		**753**	**500**	**253**	**50.6**

	Note	**2001**	2000
		€	€
Earnings per share	(13)	**0.32**	3.32
Diluted earnings per share	(13)	**0.32**	3.25

Balance sheet

Assets	Note	**31 Dec 2001**	31 Dec 2000	Change	
		€ mn	€ mn	€ mn	%
Cash funds	(15)	6,945	5,275	1,670	31.7
Trading assets	(16)	126,007	103,362	22,645	21.9
Loans and advances to banks (Net of loan loss allowance of €252 mn)	(17)	77,473	89,650	− 12,177	− 13.6
Loans and advances to customers (Net of loan loss allowance of €7,303 mn)	(18)	239,743	234,584	5,159	2.2
Investment securities	(20)	39,303	36,873	2,430	6.6
Investments in enterprises accounted for using the equity method		1,486	414	1,072	258.9
Property and equipment	(21)	4,051	2,032	2,019	99.4
Goodwill	(22)	1,876	768	1,108	144.3
Other assets	(23)	8,957	9,968	− 1,011	− 10.1
Deferred tax assets	(33)	842	572	270	47.2
Total assets		**506,683**	**483,498**	**23,185**	**4.8**

Liabilities, minority interest and shareholders' equity	Note	**31 Dec 2001**	31 Dec 2000	Change	
		€ mn	€ mn	€ mn	%
Liabilities					
Trading liabilities	(26)	45,815	49,447	− 3,632	− 7.3
Liabilities to banks	(27)	127,455	116,164	11,291	9.7
Liabilities to customers	(28)	171,478	158,466	13,012	8.2
Certificated liabilities	(29)	114,312	120,540	− 6,228	− 5.2
Provisions and other liabilities	(30)	14,338	15,055	− 717	− 4.8
Deferred tax liabilities	(33)	258	341	− 83	− 24.3
Subordinated liabilities	(34)	9,243	8,334	909	10.9
Profit-participation certificates	(35)	2,035	2,027	8	0.4
Total liabilities		**484,934**	**470,374**	**14,560**	**3.1**
Minority interest		116	104	12	11.5
Shareholders' equity	(36)				
Subscribed capital		1,496	1,368	128	9.4
Additional paid-in capital		7,318	5,540	1,778	32.1
less: Treasury shares		− 18	− 14	− 4	− 28.6
Cumulative valuation effect of financial instruments available-for-sale		7 226	–		
Translation reserve		− 294	− 174	− 120	− 69.0
Retained earnings		5,152	5,800	− 648	− 11.2
Distributable profit of Dresdner Bank AG		753	500	253	50.6
Total shareholders' equity		**21,633**	**13,020**	**8,613**	**66.2**
Total liabilities, minority interest and shareholders' equity		**506,683**	**483,498**	**23,185**	**4.8**

Statement of Changes in Shareholders' Equity

€ mn	Subscribed capital	Additional paid-in capital	Cumulative valuation effect	Treasury shares	Translation reserve	Retained earnings	Distributable profit of Dresdner Bank AG	Total shareholders' equity of Dresdner Bank Group
1 January 2000	**1,354**	**5,394**		**– 14**	**– 133**	**4,497**	**469**	**11,567**
Changes due to currency translation					– 41			– 41
Dividends paid							– 469	– 469
Capital increase out of authorised capital for the issuance of shares to employees	2	23						25
Exercise of option rights attached to the bonds with warrants issued by Dresdner Finance B.V. in 1997	12	110						122
Gains from trading in own shares		13						13
Changes in treasury shares								
Other change of capital						73		73
Net income							1,730	1,730
Transfer to retained earnings from 2000 net income						1,230	– 1,230	
31 December 2000	**1,368**	**5,540**		**– 14**	**– 174**	**5,800**	**500**	**13,020**
Changes due to currency translation					– 120			– 120
Dividends paid							– 500	– 500
Capital increase out of authorised capital for the purchase of Wasserstein Perella Group Inc.	76	1,247						1,323
Capital increase out of authorised capital for the issuance of shares to employees	3	31						34
Exercise of option rights attached to the bonds with warrants issued by Dresdner Finance B.V. in 1997	49	440						489
Gains from trading in own shares		60						60
Changes in treasury shares				– 4				– 4
Cumulative valuation effect of financial instruments available-for-sale			7,226					7,226
Other capital changes						– 75		– 75
Net income							180	180
Withdrawal from retained earnings						– 573	573	
31 December 2001	**1,496**	**7,318**	**7,226**	**– 18**	**– 294**	**5,152**	**753**	**21,633**

Statement of Cash Flows

€ mn	**2001**	2000
Operating activities		
Net income for the year	180	1,730
Adjustments to reconcile net income to net cash provided by operating activities		
Write-downs of investments	1,399	293
Write-ups of investments	– 438	– 339
Depreciation and amortisation	508	– 311
Minority interest in net income	6	12
Changes in provision	2,288	2,600
Changes in other non-cash items	– 2,182	– 2,158
Profits on the disposal of investment securities, property and equipment	– 2,758	– 2,383
Net decrease/increase in loans and advances to banks and customers	5,956	– 49,662
Loans and advances to banks	12,216	– 32,740
Loans and advances to customers	– 6,260	– 16,922
Net decrease/increase in trading portfolio	– 26,659	– 11,999
Net decrease/increase in other assets	775	– 1,571
Net decrease/increase in liabilities to banks and customers	24,302	60,594
Liabilities to banks	11,290	44,288
Liabilities to customers	13,012	16,306
Net issuance of certificated liabilities	– 6,229	5,192
Net decrease/increase in other liabilities	– 282	555
Net cash (used in)/provided by operating activities	**– 3,134**	**2,553**
Investing activities		
Proceeds from the disposal of		
Investment securities	9,989	14,210
Property and equipment	1,326	2,964
Payments for the acquisition of		
Investment securities	– 5,537	– 12,670
Property and equipment	– 1,575	– 972
Disposals of subsidiary, net of cash disposed	– 188	– 3,514
Net cash (used in)/provided by investing activities	**4,015**	**18**
Financing activities		
Proceeds from the issuance of shares and exercise of warrants	560	147
Dividends paid	– 500	– 469
Net issuance of subordinated liabilities	909	302
Net issuance of profit-participation certificates	82	91
Payments on profit-participation certificates	– 74	– 62
Other	– 189	– 108
Net cash (used in)/provided by financing	**788**	**– 99**
Net decrease/increase in cash and cash equivalents	**1,670**	**2,477**
Cash and cash equivalents at the beginning of the year	5,275	2,798
Cash and cash equivalents at the end of the year	6,945	5,275
Net effect of exchange rate changes	1	5
Supplement disclosure of cash flow information		
Cash interest and dividends received	18,378	16,141
Cash interest paid	14,634	12,446
Cash income taxes paid	– 756	– 663

Dresdner Bank Consolidated Financial Statements

I. Significant Accounting Policies

(1) Basis of accounting

The consolidated financial statements have been prepared in accordance with International Accounting Standards (IASs). The accounting policies applied uniformly across the Dresdner Bank Group are in accordance with the European Union accounting Directives and are therefore comparable, in terms of transparency and information provided, to statements prepared in accordance with the German Commercial Code (Handelsgesetzbuch – HGB) in conjunction with the German Accounting Directive for Banks (RechKredV). The supplementary information required by the EU Directives has been incorporated into these Notes to the consolidated financial statements. The provisions of the German Public Companies Act (AktG) have been complied with. With the exception of the changes that have resulted from by the first-time application of IAS 39, the figures for the previous year were restated where necessary to aid comparison. The reporting currency is the euro (€).

IAS 39

IAS 39 "Financial Instruments: Recognition and Measurement" was applied for the first time in fiscal year 2001. IAS 39 is explained briefly in this section. IAS 39 affects the Bank's financial statements in that available-for-sale investment securities must now be disclosed at their fair value. The difference between the former carrying amounts and the fair values is taken to equity in the item "cumulative measurement effects from available-for-sale financial instruments". In addition, all derivatives – and hence also hedging transactions relating to non-trading items – must be recognised at their fair value in the balance sheet. However, due to the highly restrictive provisions of IAS 39, hedge accounting cannot be applied to all hedge relationships. This leads in some cases to asymmetrical recognition in income of the hedged item and the hedging instrument; as a result, the Group expects earnings to fluctuate in the future, as well.

IAS 39 lays down new standards for the recognition and measurement of financial instruments, i.e. investment securities, loans, derivatives, other debt securities, equity securities held and instruments held for trading. All financial assets are assigned to one of the following four categories:

1. Financial assets or liabilities held for trading are mainly utilised to generate a profit from short-term fluctuations in price or dealer's margin. This category includes assets and liabilities held for trading. Derivatives are also classified as financial instruments held for trading unless they are designated as effective hedging instruments as defined by IAS 39.
2. Held-to-maturity investment securities are assets with fixed or determinable payments and fixed maturity that the Bank has the positive intent and ability to hold to maturity. This positive intent and ability must be documented on acquisition and at each balance sheet date. At the reporting date, the Bank did not disclose any assets classed as held to maturity investments.
3. Loans and receivables originated by the enterprise are financial assets that are created by the enterprise by providing money directly to a debtor, and that are not held for trading purposes. This mainly category comprises loans to banks and to customers. Receivables acquired by the enterprise are not included in this category, but are rather classified as held for trading or available for sale.
4. Available-for-sale financial assets are all other financial assets that cannot be assigned to one of the other categories above.

According to IAS 39, all financial assets and liabilities, including all derivative financial instruments, must be recognised on the balance sheet. All financial instruments are recorded at the trade date. For initial recognition they are measured at cost, which corresponds to the fair value of the consideration given (in the case of the acquisition of financial assets) or received (in the case of the acquisition of financial liabilities). Subsequently, financial assets are remeasured to fair value, except for loans and receivables not held for trading purposes, fixed-term securities held to maturity and certain financial assets, the fair value of which cannot be reliably measured. These must be measured at their amortised cost using the effective interest method. Financial liabilities – with the exception of trading liabilities – are also disclosed at their amortised cost.

In the case of financial instruments held for trading, gains and losses are immediately recognised in income. For financial instruments available for sale, enterprises have a one-time option to take gains and losses initially to a separate item in equity. Dresdner Bank has made use of this option and reports changes in the value of such financial instruments in equity. When available-for-sale financial instruments are subsequently derecognised, the cumulative gains and losses previously recognised in equity are recognised in income. Equally, instruments are removed from equity and reclassified in income in the case of probable lasting impairment or uncollectability. If, in a subsequent period, the reasons for the impairment loss cease to exist, the loss is reversed and the amount of the reversal recognised in income.

IAS 39 specifies strict conditions for hedge accounting for hedges not held for trading purposes. IAS 39 allows for three different forms of hedging relationships. Fair value hedges are designed to hedge changes in the fair value of financial assets or liabilities. Cash flow hedges hedge the exposure to variability in cash flows of financial assets, liabilities and off-balance sheet obligations or forecasted transactions; a special form of these are hedges of a net investment in a foreign entity. In the case of fair values hedges, the gains or losses in the derivatives and the gains or losses resulting from the marking-to-market of the underlying (in relation to the hedged risk) are recognised in income immediately. In the case of cash flow hedges, in contrast, gains and losses from the derivative (in relation to the hedged risk) are recognised directly in equity and are not taken to income until the gains or losses relating to the underlying are recognised in income. The ineffective portion of all hedges is reported immediately in income for the period, regardless of the type of hedging relationship involved. The Bank mainly uses fair value hedging. Underlyings disclosed on the balance sheet, such as loans, deposits, available-for-sale financial instruments and own-issues are hedged using derivatives against interest rate and/or currency risks. Interest rate and cross-currency interest rate swaps are the main instruments used.

Basis of consolidation

In accordance with SIC 12, special funds and special purpose entities over which the Bank has control were consolidated for the first time in the year under review.

The Group consolidates subsidiaries in which the Bank, directly or indirectly, holds either more than 50 % of the voting rights or otherwise exercises a controlling influence, using the book-value of accounting. Such subsidiaries are always consolidated with effect from the date on which the Group asserts control in practice. Consolidation ends in the event of disposal or where the bank no longer has a controlling influence. In addition, the principle of materiality is used to decide on consolidation. All receivables and liabilities, income and expenses as well as intragroup profits resulting from transactions between Group companies are eliminated unless they are of minor importance. The minority shareholders' proportionate share in the equity or income of the Group's majority-owned subsidiaries is disclosed separately from shareholders' equity under the item Minority interest.

Associated enterprises and joint ventures

Investments in associated enterprises and joint ventures are accounted for in the consolidated financial statements using the equity method. Associated enterprises are those entities over which the Group exerts a significant influence, but not control. Joint ventures are based on contractual arrangements according to which two or more enterprises undertake an economic activity that is subject to joint control. The Bank's share in the net income of these joint ventures is reported as net interest and current income under the item "current income from investments in enterprises accounted for using the equity method". Interests held in associated enterprises or joint ventures are reported under "investments in enterprises accounted for using the equity method", stating the bank's share in the net assets of the respective entity. The carrying amounts are reviewed for impairment at least once a year, and write-downs are charged for any impairment. Any goodwill arising on acquisition is recorded as a separate asset and amortised on a straight-line basis over the asset's estimated useful life.

Currency translation

The Group companies included in the consolidated financial statements are deemed to be economically independent entities in accordance with IAS 21. Accordingly, and in line with the functional currency method, the income statements of subsidiaries reporting in foreign currencies are translated at the average rates over the entire year. Balance sheets are translated at the prevailing exchange rates as at December 31 of each year. Differences in shareholders' equity resulting from foreign currency translation are recognised in the translation reserve and reported as a separate item under shareholders' equity. Goodwill arising from the acquisition of subsidiaries not reporting in euros is translated into euros at the prevailing exchange rate, and amortised.

Foreign currency transactions are accounted for on the basis of exchange rates prevailing at the time of each transaction. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Assets and liabilities denominated in foreign currencies and open spot transactions are translated at the mean spot rate on the balance sheet date. Foreign exchange forwards are valued using prevailing forward rates for their respective maturities.

Netting

Financial assets and liabilities are netted, and the net amount is reported in the balance sheet when there is a legally enforceable right for netting and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Net interest and current income

Interest income and interest expense are recognised on an accrual basis. Current income consists of dividends from equity securities, the Group's share of results from enterprises accounted for using the equity method, dividend income from non-affiliated and affiliated enterprises, and interest recognised on finance leases. The Bank recognises its share of net income from associated enterprises and joint ventures on an accrual basis, and dividends are recognised in income when received. Interest on finance leases is recognised in interest income over the term of the respective lease so that a constant period yield based on the net investment is attained. Income from hedging relationships that qualify for hedge accounting is also disclosed in net interest and current income.

Net fee and commission income

In addition to traditional commission income received on securities, fee and commission income from the securities business also consists of commissions received in relation to private placements, syndicated loans and financial advisory services.

Other fees relate to commissions received for trust and custody services, for the brokerage of insurance policies, credit cards, home loan and savings contracts and real estate.

Fee and commission income is recognised when the corresponding service is provided.

Net trading income

Net trading income comprises all realised and unrealised profits and losses from trading assets and trading liabilities. In addition, commission and all interest and dividend income attributable to trading operations, and related refinancing costs are included in the net trading income.

Derivatives for hedging non-trading activities that do not meet the requirements for hedge accounting specified in IAS 39 were disclosed in net trading income for the first time in the year under review.

Integration costs

This special item for fiscal year 2001 contains costs incurred in relation to the integration of Dresdner Bank with the Allianz Group.

Restructuring charge

This item contains the expenses for the implementation of the restructuring measures that were introduced. In the year under review, these measures included in particular the establishment of the new Corporates & Markets division. In addition, further progress was made on the projects designed to improve the efficiency of the domestic sales network and the discontinuation of non-core activities outside Europe.

Cash funds

Cash funds include cash on hand, balances with central banks, treasury bills (to the extent that they are not included in trading assets) and bills of exchange that are eligible for refinancing at central banks, subject to a maximum term of six months from the date of acquisition. Cash funds are stated at their nominal value, with holdings of foreign notes and coins measured at year-end closing rates.

Trading assets

Trading assets consist of debt and equity securities, derivatives with positive fair values, and other financial instruments (promissory notes and precious metal holdings).

Trading assets are measured at their fair value. Exchange-traded financial instruments are valued at the exchange prices prevailing on the last stock exchange working day of the year. In those cases for which no quoted prices are available, comparable instruments or accepted measurement models (in particular the net present value or option pricing models) are used to determine the fair values. In this process, appropriate adjustments are made for valuation risks.

Investment securities

The Group's investment securities consist of debt securities and other fixed-income securities, equities and other non-fixed income securities, and shares in affiliated and non-affiliated companies.

Investment securities are classified as available-for-sale financial assets.

Income from debt securities, including the accrual of premiums and discounts, is recognised using the effective interest method and is reported in net interest and current income. Dividends received on equity securities are reported under the same heading. Gains and losses realised on the sale of such securities are reported as Other income (under the sub-item "Results from investment securities").

Affiliated companies are those in which the Group holds a majority interest, but which are not consolidated due to their minor importance for the Group. In addition, for the first time this year, affiliated companies include those companies included in the consolidated financial statements of the Allianz Group.

Non-affiliated companies are those in which the Group holds an interest of up to 50 %, which serves to create a continuing relationship with the respective companies. The Group does not account for investments in non-affiliated companies using the equity method because it cannot exercise a significant influence on these companies. Income from shares held in affiliated and non-affiliated companies is reported in net interest and current income.

In accordance with IAS 39, financial assets are disclosed at their fair value. Shares in affiliated and non-affiliated companies are carried at cost. This also applies to shares in unlisted public companies and partnerships, since neither a quoted price on an active market nor the factors relevant to the valuation models can be determined with certainty. Write-downs are charged for impairments in value that are deemed to be other than temporary. Write-downs are reversed where the reasons for them no longer exist.

Impairment of available-for-sale securities

Securities classified as available-for-sale are tested for lasting impairment if the fair value of the securities is substantially lower than their amortised cost for a certain period. If the impairment is lasting, the securities are written down to the lower fair value. The amount of this impairment loss is recognised in the income statement. If the securities are disposed of, measurement losses charged directly to "Cumulative measurement effect from available-for-sale financial instruments" will be transferred in the future to the income statement as realised losses. Impairment losses are subsequently reversed if the reasons for the impairment loss charged no longer apply.

Repurchase and reverse repurchase agreements

A repurchase ("repo") transaction involves the sale of securities by the Group to a counterparty, subject to the simultaneous agreement to repurchase these securities at a certain later date, at an agreed price. If the control over the securities remains with the Group for the entire period of the transactions, the securities continue to be disclosed in the Group's balance sheet and are measured in accordance with the provisions governing trading assets or investment securities, as appropriate. The proceeds of the sale are reported in liabilities to banks or to customers, as appropriate.

A reverse repo transaction involves the purchase of securities with the simultaneous obligation to sell these securities at a future date, at an agreed price. If the control over the securities remains with the seller, the securities are disclosed in the balance sheet items "loans and advances to banks" or "loans and advances to customers", as appropriate.

Interest income from reverse repos and interest expenses from repos are accrued evenly over the lifetime of the respective transactions and reported in net interest and current income.

Loans and advances

Loans and advances to banks and to customers originated by the enterprise intended to be held to maturity are disclosed at cost, while promissory note loans are disclosed at their fair value. Interest income is recognised using the effective interest method. Any differences between the amount paid out and the nominal amount that are equivalent to interest are deferred in income as interest using the effective interest method. Loan administration fees are also distributed and recognised in income in line with the effective interest method. Loans are identified as impaired if the expected redemption falls short of the carrying amount of the respective claim, i.e. as soon as there are doubts regarding payment of interest or repayment of capital. Collateral is taken into account for this purpose. Notwithstanding any legal claim on interest payment, interest income is no longer recognised where the collectability of such claim is highly unlikely. Where there is doubt regarding the ultimate collectability of principal, all cash receipts are used to reduce the principal.

Loan impairments and loan loss provisions

The Group believes that specific and general allowances as well as country risk provisions take adequate account of the credit risks identifiable at the balance sheet date. The total amount of loan loss provisions consists of the loan loss allowance deducted from assets and the provisions for contingent liabilities, such as guarantees, loan commitments and other obligations, carried as liabilities.

Loans are impaired if it is probable that borrowers are no longer able to make their contractually agreed interest and principal payments. The amount of the impairment loss is determined on the basis of the present value of the expected future cash flows, after allowing for the fair value of recoverable collateral. Specific allowances are charged in the amount of these impairment losses.

General allowances are charged for potential loan losses on the basis of historical default rates and the average identification period. The economic environment and current events are taken into account adequately during this process.

Country risk allowances are established for transfer risks. Transfer risk is a reflection of the ability of a country to service its external debt. This is assessed on the basis of an internal country rating system that uses economic data as well as other facts to classify countries into risk categories.

Immedialtely a loan becomes uncollectable, it is written off against any existing specific loan loss allowance or directly expensed in the income statement. Recoveries on loans previously written off are recognised in the income statement under net loan loss provisions.

Property and equipment

Property and equipment is stated at the historical acquisition or production costs less depreciation. Subsequent acquisition or production costs are capitalised to the extent they increase the future economic benefits of the related assets. Costs for repairs, maintenance or other measures to maintain the property are reported as expenses for the respective accounting period.

Straight-line depreciation is based on the useful life terms set out below in accordance with the expected benefit periods:

Buildings	25–50 years
Office furniture and equipment	4–10 years
Capitalised internally developed software	3 or 7 years

Special write-downs are made for impairments that are deemed to be other than temporary.

Depreciation is included in administrative expenses. Gains or losses realised on the sale of property and equipment are reported in other operating income or other operating expense, respectively. Expenses for the maintenance of computer software used are recognised for the accounting period in which the respective service is rendered.

Accounting for leases

The Group uses property and equipment under operating leases, according to which the risks and benefits incident to ownership of the assets remain with the lessor, and are not recorded on the balance sheet of the lessee. Payments made under operating leases are charged to administrative expenses using the straight-line method over the period of the lease. When an operating lease is terminated before the lease period has expired, any penalty is recognised in full as an expense in the period in which such termination takes place.

Goodwill

Positive goodwill represents the excess of the cost of acquisition over the Group's share of the net assets (shareholders' equity) of the acquired subsidiary, associated enterprise or joint venture at the date of acquisition.

Goodwill arising on acquisitions is capitalised and amortised on a straight-line basis over a maximum period of 10 years. The period of amortisation is determined on the basis of the expected period of benefits to be received from each acquired company. In turn, this depends on factors such as the nature of the business carried out and existing customer relationships. Amortisation is reported in Other expenses.

The carrying amounts for goodwill are tested for impairment each year; these are performed on the basis of commissioned valuation opinions if necessary. Write-downs are charged in the case of impairments that are deemed to be other than temporary. Gains or losses realised on the disposal of subsidiaries include any related unamortised goodwill balances.

Securities borrowing and lending

The Group enters into securities borrowing and lending transactions both on behalf of its customers and to fulfill its own obligations to deliver, or take delivery of securities. Such transactions involve the transfer of securities from one market participant (lender) to a counterparty (borrower), for a certain period of time. These items are disclosed in the balance sheet in the same way as repo and reverse repo transactions. If the control remains with the lender, the latter discloses the securities on its balance sheet; loaned securities are not disclosed. Income and expense from securities borrowing and lending transactions are recognised on an accrual basis and reported in net interest and current income.

Derivatives

The Group enters into derivative transactions within the scope of its trading activities, but also for hedging balance sheet items against fluctuations of interest rates, exchange rates or other market prices.

Derivatives used to hedge balance sheet items against fluctuations in interest rates, exchange rates or other market prices in accordance with IAS 39:
Derivatives are used to minimise or eliminate the impact of fluctuations in interest rates or exchange rates on financial instruments not used for trading purposes (mainly loans, deposits, certificated liabilities and investment securities). The instruments used are mainly interest rate and currency swaps. In order to be classified as a hedge, a derivative must satisfy objective criteria confirming that it eliminates a significant proportion of the risk inherent in the underlying balance sheet item; furthermore, the hedge must be documented in the required manner. Hedging transactions may be carried out with respect to individual transactions ("micro hedge"), or in relation to a portfolio of similar assets or liabilities ("portfolio hedge"). In the case of a portfolio hedge, the portfolio is deemed to be homogenous and is taken to exist if the interest rate sensitivities of the individual underlyings are more or less equal. For details of the accounting treatment and measurement, see also the section on IAS 39.

In the course of fair value hedges, interest rate swaps are used to hedge loans, deposits, available for sale securities and own shares issued against interest rate risks. In addition, futures are used to hedge against price risks in the case of available for sale securities, and cross-currency interest rate swaps are used to hedge interest and currency risks relating to selected own share issues. At the balance sheet date, hedging derivatives with a positive fair value were disclosed under "Other assets" and hedging derivatives with a negative fair value were disclosed under "Other liabilities".

The potential effectiveness is proven by comparing the standardised interest rate sensitivities of the hedged item and the hedging instrument. The historic effectiveness of the hedge relationship is determined using the dollar offset method. This compares the changes in value of the hedged item with those of the hedging instrument that are due to the hedged risk. If the ratio between the two is in the range between 0.8 and 1.25, the prospective or historic effectiveness of the hedge will be assumed. In the previous fiscal year, the non-recognition of partial risks and the ineffectiveness of hedging relationships led to income in the amount of €11 million being disclosed. As part of a cash flow hedge an available for sale financial instrument was hedged by a forward sale.

Derivatives held in the trading portfolio:
Derivatives entered into for trading purposes include swaps, forward and futures contracts and options, as well as combinations of such instruments. Hedging derivatives such as those used for internal risk control but not qualifying for hedge accounting under IAS 39 are also disclosed under this item. Derivatives held in the trading portfolio are measured at their fair value, with any gains or losses being recognised in net trading income.

Trading liabilities

Trading liabilities primarily comprise all negative fair values from derivatives and delivery obligations from short sales of securities. Securities are sold short in order to generate a profit from short-term price fluctuations. The securities required to settle short sales are obtained through securities lending or repurchase agreements. The securities sold short are recorded at their fair value as at the reporting date.

Interest-bearing and non-interest-bearing liabilities

Interest-bearing and non-interest-bearing liabilities are recognised at amortised cost. Where such transactions involve a discount, such discounts are recorded as deferred assets and amortised to income over the life of the respective liabilities, using the effective interest method.

Cost of raising long-term finance

Costs relating to the issuance of debt securities, such as fees relating to placement, underwriting commitments, subscription, management or syndication, are recognised in income in the year that they are incurred and reported in "Other expenses".

Provisions

Provisions are recognised for uncertain liabilities resulting from past transactions or other past events where the timing or amount of loss is not certain at the reporting date; they are therefore stated at the settlement amount that is most likely to occur. Provisions are subject to review and are remeasured on an annual basis. The majority of additions to provisions are recognised in "Administrative expenses", while reversals are reported in other operating income. Provisions recognised for counterparty risks relating to off-balance sheet loan commitments are charged to net loan loss provisions; while reversals are credited to this item accordingly.

Income taxes

The tax consequences of the Group's business activities in the year under review are reported in current and deferred taxes. Deferred tax assets and tax liabilities are determined on the basis of the balance sheet approach. This involves taking into account all temporary differences between the carrying amounts of assets and liabilities in the tax base and in the financial amounts, regardless of the time of reversal of such differences. These are accounted for at the tax rates already enacted, or largely enacted by law, likely to apply for the tax period during which the reversal of the tax effect will take place. Tax refund claims and tax liabilities are recognised for additional tax payments or refunds due in the year under review. Deferred tax assets are recognised to the extent that realisation of the related tax benefit is probable.

Post-retirement obligations

The majority of the Group's employees participate in sponsored benefit plans, whereby benefits are payable in the form of retirement, disability and surviving dependent pensions. The benefits offered vary according to the legal, fiscal and economic conditions of the individual countries in which the Group operates and include both defined contribution and defined benefit plans. Benefits depend on employees' years of service and salary earned. Pension plans are generally funded through payments by the relevant Group companies. The contributions are determined on the basis of expert opinions by independent qualified actuaries.

For defined benefit plans, the pension obligations are assessed annually by independent qualified actuaries using the projected unit credit method. Additions to pension provisions are spread over the employees' years of service and reported in administrative expenses. The pension obligation is measured at the present value of the estimated future pension benefits at the valuation date, using a discount rate that reflects prevailing market conditions. Future salary and pension increases and the expected return on plan assets are also taken into account. Actuarial gains and losses are recognised if they exceed the greater of either 10 % of the present value of defined benefit obligations or 10 % of the fair value of the plan assets. Payments under defined contribution plans for the current accounting period are reported in "Administrative expenses", under expenses for pension obligations, with no provisions being required. Pension obligations under defined benefit plans are funded by disclosed pension provisions.

Treasury shares

Dresdner Bank shares held within the Group are designated as treasury shares. These shares are treated as unissued shares and are deducted on the face of the balance sheet from shareholders' equity at average cost. Gains or losses incurred on trading own shares are accounted for, net of income taxes, in additional paid-in capital.

Trustee business

Assets and liabilities held by the Group in its own name, but for the account of third parties, are not reported on the balance sheet. Commissions received from such business are shown as net fee and commission income in the income statement.

Segment reporting

Segment reporting is primarily structured according to business segments, with a geographical breakdown used as the secondary reporting format. The segments are classified in line with the organisational structure of the Dresdner Bank Group valid as of the year ended under review. There are four operating segment (divisions): Private Clients, Asset Management, Corporates & Markets and Real Estate. These divisions are shown as economically independent units within the framework of divisional management, in line with the Group's internal reporting structure. Income and expense items that cannot be directly attributed to any of these segments, or are the result of decisions taken on a Group level, are reported under Corporate Items. In addition, Corporate Items serves to reconcile the reporting used in our operating divisions, which focuses on management accounting criteria, with the corresponding items in the Group's external accounting structure.

Consolidated statement of cash flows

The consolidated statement of cash flows shows any changes in the Dresdner Bank Group's cash and cash equivalents resulting from the cash flows from operating activities, investing activities and financing activities. The cash flows from investing activities primarily comprise proceeds from the disposal of and payments for the acquisition of investment securities, and property and equipment. Financing activities include all cash flows from transactions involving equity capital, subordinated equity or profit-participation certificates. In line with international banking practice, all other cash flows are allocated to operating activities. Narrowly defined, cash and cash equivalents only include the cash funds, which are comprised of cash on hand, balances with central banks, public sector debt securities and bills of exchange eligible for refinancing at central banks.

Application of IASs/SIC interpretations and GASC standards

The Group has applied the IASs and the interpretations of the Standing Interpretations Committee (SIC), as well as the standards published by the German Accounting Standards Committee (Deutsches Rechnungslegungs Standards Committee) "GASC" which were in effect as at December 31, 2001. In addition to the standards that already applied as at December 31, 2000, IAS 39 "Financial Instruments: Measurement and Recognition" and IAS 40 "Investment Property" came into force in the year under review and have now been applied. The effects of IAS 39 on the Bank's financial position, net worth and result of operations are discussed on pages 94 ff. The Group has not applied any standards or SIC interpretations prior to the effective date.

(2) Significant accounting differences between IAS and the German Commercial Code

The Bank's consolidated financial statements were prepared in accordance with IAS. Since IAS rules differ from the provisions of the German Commercial Code in certain respects, we have provided a summary of the most significant differences applicable to the Group, pursuant to section 292(a) of the German Commercial Code:

Securities

Under IAS, securities are generally measured at their fair values. Unrealised profits and losses resulting from measurement are recognised in the income statement, to the extent that the securities involved are trading assets. Gains and losses on the remeasurement of investment securities are initially taken directly to equity under a special item. They are subsequently recognised in income when actually realised (e.g. on sale).

In accordance with the provisions of the German Commercial Code, trading and investment securities would be measured at the lower of cost or market.

Derivatives

Under IAS, all derivatives are recognised in income at their fair value. In certain strictly defined circumstances, hedge accounting can be applied. In the case of fair value hedges, gains and losses the hedged risk from the underlying transaction and the hedged item are netted out in the net income for the period. In the case of cash flow hedges, changes in the value of the derivative are recorded in a special item in equity until the gains or losses from the underlying transaction are recognised in income.

Under the German Commercial Code, derivatives are treated as uncompleted transactions and are not reported on the balance sheet. Unrealised losses resulting from changes in the fair value would be accounted for by setting up provisions, unrealised gains would not be recognised. In the case of recognised hedge relationships, either both the balance sheet underlying and the derivative hedge would not be measured or the result of such measurement would be offset until unrealised losses were eliminated. Any remaining unrealised gain would not be recognised.

Goodwill

Goodwill arising on the acquisition of subsidiaries must be recognised as an asset in accordance with the IAS. Goodwill is amortised and recognised in the income statement over a maximum period of 10 years.

According to the provisions of the German Commercial Code, goodwill arising on the acquisition of subsidiaries may also be immediately netted against reserves.

Deferred taxes

Tax deferral according to IAS is based on a balance sheet approach, and disclosure of deferred tax assets is mandatory. The determination of deferred tax assets or liabilities according to the German Commercial Code would be based on the income statement approach; in the case of the single-entity statements, there would be an option to capitalise the deferred tax assets.

Pension provisions	The discount rate to be used when measuring pension provisions in accordance with IAS is the current capital market rate. In addition, future salary and pension increases must be anticipated. In accordance with the German Commercial Code, this valuation would generally be based on the 6% discount rate laid down in the German Income Tax Act.
Other provisions	Apart from restructuring provisions, provisions for future internal expenses allowed under the German Commercial Code are not permitted under IAS rules.
Valuation principles for taxation purposes	The financial statements in accordance with IAS do not contain any write-downs and valuations determined on the basis of taxation rules, which, in contrast, are permitted under the German Commercial Code.
Securities borrowing and lending	Under IAS, securities that have been loaned out remain part of the lender's portfolio provided the latter retains control over them. According to the German Commercial Code, loaned securities are reported on the borrower's balance sheet.
Fund for General Banking Risks	According to the German Commercial Code, provisions may be made for general banking risks pursuant to section 340(f), and a special item set aside for this purpose pursuant to section 340(g). However, this is not permitted for consolidated financial statements prepared in accordance with IAS rules.
Treasury shares	Under IAS, treasury shares held within the Group are deducted from shareholders' equity. Profits or losses from trading in own shares are credited or charged to, equity directly and are not recognised in income. According to the German Commercial Code, own shares must be reported as assets, and provisions for treasury shares are set aside at the same time. Also, in financial statements prepared in accordance with the German Commercial Code, profits or losses from trading in own shares are recognised in income and reported under trading profits.
Minority interest	The minority shareholders' proportionate share in the equity is shown under a special item, separate from shareholders' equity and liabilities. In accordance with the German Commercial Code, minority interests are included in shareholders' equity.
Trustee business	For IAS financial statements, any trust operations carried out by the Group in its own name, but for the account of third parties, are not reported on the balance sheet. These operations are, however, be included on the balance sheet of financial statements pursuant to the German Commercial Code.

II. Notes to the Consolidated Income Statement and Segment Reporting

(3) Net interest and current income

€ mn	2001	2000
Interest income from		
Lending and money market transactions	16,444	15,508
Fixed-income securities and government debt	933	1,099
Current income from		
Equities and other non-fixed income securities	172	215
Investments in non-affiliated enterprises	401	333
Investments in affiliated enterprises	14	2
Investments in enterprises accounted for using the equity method	78	61
Current income from leasing business	126	208
Income from profit transfer agreements	2	2
Total interest and current income	**18,170**	**17,428**
Interest expense for		
Deposits	5,541	5,020
Certificated liabilities	6,967	7,384
Subordinated liabilities	601	490
Other	697	222
Total interest expense	**13,806**	**13,116**
Net interest and current income	**4,364**	**4,312**

The net interest income from trading operations of €263 million (2000: €–89 million) is reported in net trading income (see Note No. 6).

(4) Net loan loss provisions

€ mn	2001	2000
Additions to allowances, including direct write-offs	2,649	2,226
Amounts released	714	607
Recoveries on loans previously written off	42	33
Net loan loss provisions	**1,893**	**1,586**

(5) Net fee and commission income

€ mn	2001	2000
Securities business	1,198	1,756
Underwriting business	211	187
Asset management	1,159	1,237
Mergers & Acquisitions	369	324
Foreign commercial business	174	167
Payment transactions	274	281
Other	456	339
Net fee and commission income	**3,841**	**4,291**

Besides securities commission business, the management and brokerage services given below represent a substantial part of our activities and the revenues from them are contained in net fee and commission income: custody administration, management of assets held in trust, asset management, management of investment funds, brokerage of insurance policies, home loan and savings contracts and real estate.

(6) Net trading income

€ mn	2001	2000
Bond trading	345	146
Equity trading	70	554
Bond and equity brokerage fees	– 43	– 47
Securities trading	372	653
Foreign exchange/precious metals trading	313	296
Other financial instruments	841*)	380
Net trading income	**1,526**	**1,329**

€ mn	2001	2000
Realised profits/losses	1,322	1,196
Revaluation result	– 112*)	140
Brokerage fees/commissions	53	82
Interest and dividend income	5,066	3,729
Interest expense	4,803	3,818
Net interest income	263	– 89
Net trading income	**1,526**	**1,329**

*) Including effects from the application of IAS 39 amounting to €392 million.

(7) Other income

€ mn	2001	2000
Other operating income	375	226
Results from investment securities	2,101	2,257
Realised profits/losses	2,764	2,367
Depreciation	707	114
Amortisation	44	4
Other income	**2,476**	**2,483**

Other operating income includes balances that cannot be attributed to other items of the income statement, in particular profits realised on the disposal of property and equipment, income from the release of provisions and rental income.

(8) Administrative expenses

€ mn	2001	2000
Wages and salaries	4,505	3,687
Social security costs	472	454
Pensions and other employee benefits (see Note No. 31)	341	302
Total staff expenses	**5,318**	**4,443**
Professional services	627	631
Occupancy expenses	548	441
Office furniture and equipment	630	651
Other administrative expenses	921	845
Total other administrative expenses	**2,726**	**2,568**
Depreciation of property and equipment	**638**	**641**
Administrative expenses	**8,682**	**7,652**

Excluding apprentices and trainees, the average number of staff employed during 2001 was 48,455 (2000: 47,970). These numbers were broken down as follows:

Employees	2001	2000
Germany	38,071	39,679
Other countries	10,384	8,291
Total	**48,455**	**47,970**

The average number of trainees and apprentices in 2001 was 318 (2000: 424) and 2,854 (2000: 3,002), respectively.

(9) Other expenses

€ mn	2001	2000
Other operating expenses	258	386
Other taxes	9	18
Amortisation of goodwill	592	132
Other expenses	**859**	**536**

Other operating expenses relate to items which cannot be attributed to other items of the income statement, including the costs of raising long-term finance and capital increases, payments in respect of claims for damages and losses on the disposal of property and equipment. Other taxes include property taxes, vehicle taxes and other taxes that are unrelated to the level of income. Amortisation of goodwill in the year under review includes a special write-down on the goodwill of Wasserstein Perella in the amount of €300 million.

(10) Expense to secure competitive position

This item relates to one-time expenses incurred in fiscal year 2000 in relation to the merger negotiations going on at the time (with Deutsche Bank).

(11) Integration costs

€ mn	2001	2000
Staff expenses	225	–
Consulting costs	98	–
Other non-staff costs	95	–
Integration costs	**418**	**–**

This item contains costs incurred in relation to the integration of Dresdner Bank with the Allianz Group. Staff expenses mainly contain contractually agreed cash redemption payments for our stock compensation plans (LTIP and employee participation programs). The other non-staff costs resulted primarily from integration costs for IT systems.

(12) Restructuring charge

€ mn	2001	2000
Establishment of the Corporates & Markets division	188	–
Restructuring of non-European business	– 27	195
Measures to enhance efficiency of the domestic sales network	10	280
Other restructuring measures, mainly on the domestic market	31	–
Restructuring charge	**202**	**475**

The restructuring costs for the year under review mainly relate to the merger of the Investment Banking and Corporate Clients divisions announced in July 2001. In the course of these measures, a decision was taken to shed 1,500 jobs. €77 million of the total amount of €188 million earmarked for this restructuring project, which will be concluded in 2002, related to 2001.

In September 2001, additional restructuring projects costing €31 million were announced; these will mainly affect the German market and will continue until 2004.

The two restructuring projects already initiated in 2000 – the improvements to the efficiency of our domestic sales network and the restructuring of our non-European business – led to costs savings totaling €17 million which were included under the restructuring charge. See also Note No. 32 for information on the development of provisions.

(13) Earnings per share

Basic earnings per share data is calculated by dividing the net income attributable to the shareholders of Dresdner Bank by the weighted average number of shares outstanding during the fiscal year, excluding the average number of shares purchased by the Group and held as treasury shares.

	2001	2000
Net income (€ million)	180	1,730
Weighted average of number of shares outstanding (millions of shares)	562.5	520.9
Basic earnings per share (€)	**0.32**	**3.32**

Diluted earnings per share are calculated according to the same method, but the weighted average number of shares outstanding is adjusted to assume conversion of all potential dilutive shares. At the end of 2001, only one bond with warrants was in circulation.

The diluted number of shares attached to warrants is calculated in two steps: Firstly, the potential cash amount received by exercise of warrants is divided by the annual average share price. Secondly, the difference between the result of the first step and the actual number of potential shares is calculated; this represents the theoretical number of shares issued without consideration and thus having a dilutive effect. No adjustment to earnings is made.

The following table illustrates the calculation of diluted earnings per share:

	2001	2000
Net income (€ million)	**180**	**1,730**
Average number of shares issued (millions of shares)	562.9	521.4
Less treasury shares (millions of shares)	0.4	0.5
Average of number of shares outstanding (millions of shares)	562.5	520.9
Dilutive effect of:		
– Assumed conversion of convertible debt (millions of shares)	–	0.6
– Option rights (millions of shares)	6.1	11.5
Average number of shares for diluted earnings per share (millions of shares)	**568.6**	**533.0**
Diluted earnings per share (€)	**0.32**	**3.25**

(14) Segment reporting

Segmentation criteria: Segment reporting is primarily structured according to business segments, with a geographical breakdown used as a secondary reporting format. The business segments shown are in line with the organisational structure of the Dresdner Bank Group valid at the end of the year under review, taking into account the nature of the products and services provided and the respective target customer groups.

Dresdner Bank Group has organised its worldwide business activities into four independent operating divisions:

- **Private Clients**
- **Asset Management**
- **Corporates & Markets**
- **Real Estate**

The **Private Clients** division provides sophisticated advisory services to private customers and markets a full range of financial products, with the focus on capital accumulation and capital growth. The division consists of two business lines, "Domestic Private Clients" and "Private Banking International".

The **Asset Management** division is responsible for the administration and management of assets entrusted to the Group. The result of this division comprises the results of the institutional asset management business as well as the share of income from mutual funds that is attributable to this division.

The **Corporates & Markets** division comprises the Bank's activities in the fields of Investment Banking, Global Equities, Global Debt, Global Private Equity and commercial business with enterprises and institutions. This division is responsible for the results achieved in the Bank's new issues business, mergers & acquisitions, project and structured finance, own-account trading of equities, bonds and derivatives and its investment business in unlisted companies. The Corporates business covers lending and deposit taking, foreign commercial business, securities business and payment transactions, including any associated e-business activities.

The **Real Estate** division encompasses the Dresdner Bank Group's entire range of real estate services. These include financing services for private and business customers, specialised real estate investment banking activities, real estate investments and selected services such as facility management and real estate brokerage.

Corporate Items comprises income and expense items that cannot be directly attributed to any of the operating divisions, or that are the result of decisions that affect the Group as a whole. These items mainly include cross-divisional expenses for Group functions and projects, income from strategic holdings of investment securities, the expense to secure competitive position (in 2000) and the integration costs (in 2001), along with the restructuring charge. Corporate Items also includes income and costs from transaction banking, to the extent that these are not charged to the other divisions as part of intragroup settlements. In addition, Corporate Items is utilised to reconcile the reporting used in our operating divisions, which focuses on management accounting criteria, with the corresponding items in the Group's external accounting structure.

Basis and methodology of segment reporting: Segment reporting is based on the monthly Group Management Accounts, a decision-support tool for divisional Group planning and control.

Any changes to the internal divisional structure as well as modifications and improvements to income and cost allocation are taken into consideration retrospectively, both for the figures for the year under review and in the presentation of the previous year. The same approach has also been adopted with our new Corporates & Markets division: this contains those operating activities that used to be assigned to the former independent divisions Investment Banking and Corporate Clients, for both the year under review and the previous year.

The internal reporting structure is designed to present the business divisions as if they were stand-alone businesses having their own capital resources. Capital is allocated on the basis of risk-weighted assets assigned to the divisions in accordance with the BIS, using internal allocation rates. Reconciliation to the Group's average capital resources according to IAS is performed under Corporate Items.

The net interest and current income of the divisions is calculated by valuing the segment assets and liabilities on the basis of a transfer-pricing concept in line with prevailing market rates. Income from the investment of allocated equity capital is paid to the divisions on the basis of imputed interest.

Administrative expenses comprise both direct costs as well as costs that have been allocated between divisions and service support units in connection with the intragroup exchange of services.

The return on equity (RoE), an indicator of profitability, expresses the ratio between income before taxes and the capital allocated to the individual divisions or the average capital resources according to IAS (across the entire Group).

The cost-income ratio is an indicator of how efficient individual divisions are in employing resources.

The segment assets allocated to the individual divisions comprise trading assets as well as loans and advances to banks and customers less net loan loss provisions. The segment liabilities identified for the individual divisions include trading liabilities, liabilities to banks and customers and allocated equity. All other asset and liability items as well as a number of reconciliation items to the figures included in the Group's external balance sheet are recognised under Corporate Items.

€ mn	Private Clients		Asset Management		Corporates & Markets		Real Estate		Corporate Items		Total Dresdner Bank Group	
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000
Net interest and current income	1,456	1,485	11	22	2,375	2,456	397	595	125	– 246	4,364	4,312
Net loan loss provisions	309	267			1,207	575	139	608	238	136	1,893	1,586
Net interest and current income after net loan loss provisions	1,147	1,218	11	22	1,168	1,881	258	– 13	– 113	– 382	2,471	2,726
Net fee and commission income	1,345	1,765	778	790	1,698	1,729	94	58	– 74	– 51	3,841	4,291
Net trading income	32	42	2	1	1,273	1,366	1		218	– 80	1 526	1,329
Other income	187	29	13	9	4	87	34	41	2,238	2,317	2,476	2,483
Administrative expenses	2,554	2,512	643	463	4,605	3,782	291	260	589	635	8 682	7,652
Including: Depreciation of property and equipment	217	266	34	27	337	286	24	48	26	14	638	641
Other expenses	65	49	35	6	43	61	9	1	707	419	859	536
Profit before special factors and taxes	**92**	**493**	**126**	**353**	**– 505**	**1,220**	**87**	**– 175**	**973**	**750**	**773**	**2,641**
Expense to secure competitive position									–	553	–	553
Integration costs									418	–	418	–
Restructuring charge									202	475	202	475
Income before taxes	**92**	**493**	**126**	**353**	**– 505**	**1,220**	**87**	**– 175**	**353**	**– 278**	**153**	**1,613**
Changes (%)	– 81.3		– 64.3		– 141.4		149.7				– 90.5	
Segment assets	45,900	49,000	700	500	320,600	300,500	82,200	86,200	57,300	47,300	506,700	483,500
Segment liabilities	47,100	41,200	1,500	1,300	243,200	239,100	80,800	85,100	134,100	116,800	506,700	483,500
Risk-weighted assets *)	37,600	38,100			123,400	124,400	27,600	26,000	22,100	21,900	210,700	210,400
Capital according to IAS *)	2,300	2,300			7,400	7,400	1,600	1,600	3,000	300	14,300	11,600
Return on equity (%)	4.1	21.5			– 6.8	16.3	5.3	– 11.2			1.1	13.9
Cost-income ratio	86.4	76.8	83.7	56.7	86.8	67.8	56.3	37.6			77.7	64.8

*) The risk-weighted assets and the resulting capital adequacy levels are calculated for the year under review according to BIS; the comparable figures for the previous year have been adjusted.

The following table presents our business activities according to geographical regions (based on the domicile of each operating unit):

€ mn	Revenue		Income before taxes		Total assets	
	2001	2000	**2001**	2000	**2001**	2000
Germany	20,477	20,459	1,886	1,742	394,815	318,716
Europe (excluding Germany)	6,162	6,496	– 465	223	146,092	160,466
North America	2,426	1,393	– 922	– 331	54,326	62,079
Latin America	1,111	1,065	– 55	67	10,548	11,263
Asia/Pacific	681	1,192	– 291	– 88	29,815	41,361
Consolidation	– 6,599	– 7,136			– 128,913	– 110,387
Total	**24,257**	**23,469**	**153**	**1,613**	**506,683**	**483,498**

Revenue is comprised of interest income, current income from equities and other non-fixed income securities and from investments in non-affiliated and affiliated enterprises, leasing income, commission income, net trading income and other operating income.

III. Notes to the Consolidated Balance Sheet

Assets

(15) Cash funds

€ mn	31 Dec 2001	31 Dec 2000
Cash on hand	430	559
Balances with central banks	6,005	4,041
Including: with Deutsche Bundesbank	4,922	3,874
Treasury bills, discounted treasury notes and similar treasury securities	128	180
Including: eligible for refinancing with Deutsche Bundesbank	–	–
Bills of exchange	382	495
Including: eligible for refinancing with Deutsche Bundesbank	381	493
Cash funds	**6,945**	**5,275**

The balances held with Deutsche Bundesbank also have the function of meeting minimum reserve requirements.

(16) Trading assets

€ mn	31 Dec 2001	31 Dec 2000
Debt and other fixed-income securities	90,247	70,538
Equities and other non-fixed income securities	15,064	12,423
Positive fair value of derivative financial instruments	18,419	17,320
Other trading assets	2,277	3,081
Trading assets	**126,007**	**103,362**

Other trading assets primarily consist of promissory note loans (Schuldscheindarlehen) and precious metal holdings.

Debt and other fixed income securities can be broken down as follows:

€ mn	31 Dec 2001	31 Dec 2000
Bonds and notes		
Public-sector issuers	38,639	27,307
Other issuers	44,498	37,373
Money market securities		
Public-sector issuers	3,112	1,605
Other issuers	3,998	3,839
Own bonds and notes [*]	–	414
Debt and other fixed-income securities	**90,247**	**70,538**
Including: Marketable securities	90,247	70,538
Including: Listed securities	79,056	62,742
Unlisted securities	11,191	7,796

[*] In accordance with IAS 39, own bonds and notes held by the Group were treated as unissued bonds and notes and deducted from the own bonds and notes issued.

Equities and other non-fixed income securities can be broken down as follows:

€ mn	31 Dec 2001	31 Dec 2000
Equities	13,878	10,616
Other	1,186	1,807
Equities and other non-fixed-income securities	**15,064**	**12,423**
Including: Marketable securities	14,898	11,772
Including: Listed securities	14,608	11,732
Unlisted securities	290	40

Positive and negative fair values of derivative financial instruments in the amount of €22,739 million (2000: €13,513 million) were offset under existing netting agreements. Liabilities arising from derivative financial instruments and obligations to deliver securities are reported under trading liabilities. Trading assets in the amount of €26,571 million (2000: €8,620 million) were pledged as collateral for own liabilities.

(17) Loans and advances to banks

€ mn	31 Dec 2001			31. Dec 2000		
	Germany	Other countries	Total	Germany	Other countries	Total
Payable on demand	3,363	8,450	11,813	1,149	4,946	6,095
Other advances	8,915	38,595	47,510	13,634	49,681	63,315
Loans	12,982	5,420	18,402	13,990	6,541	20,531
Including: Mortgage loans	33	16	49	404	7	411
Communal loans	12,465	324	12,789	13,399	302	13,701
Loans and advances to banks	**25,260**	**52,465**	**77,725**	**28,773**	**61,168**	**89,941**
Less loan loss allowance	6	246	252	–	291	291
Loans and advances to banks after loan loss allowance	**25,254**	**52,219**	**77,473**	**28,773**	**60,877**	**89,650**
Including: Promissory notes at fair value	12,465	324	12,789			
Including: Reverse repo transactions	7,395	32,726	40,121	5,713	37,872	43,585

On December 31, 2001 loans and advances to banks in the amount of €5,132 million (2000: €634 million) were pledged as collateral for own liabilities.

(18) Loans and advances to customers

€ mn	31 Dec 2001			31 Dec 2000		
	Germany	Other countries	Total	Germany	Other countries	Total
Corporate customers	53,463	95,645	149,108	51,607	90,563	142,170
Public authorities	28,776	5,229	34,005	29,823	2,857	32,680
Private customers	61,991	1,942	63,933	64,135	1,801	65,936
Loans and advances to customers	**144,230**	**102,816**	**247,046**	**145,565**	**95,221**	**240,786**
Less net loan loss allowance	5,567	1,736	7,303	4,995	1,207	6,202
Loans and advances to customers after loan loss allowance	**138,663**	**101,080**	**239,743**	**140,570**	**94,014**	**234,584**
Including: promissory notes at fair value	29,144	2,037	31,181			
Including: Reverse repo transactions	291	40,885	41,176	660	31,279	31,939

Loans and advances to customers can be broken down as follows by the type of loan:

€ mn	31 Dec 2001	31 Dec 2000
Loans	200,426	204,255
Including: Mortgage loans	47,605	51,475
Communal loans	33,837	36,032
Building society loans	376	335
Other loans secured by mortgages	19,983	17,123
Reverse repos	41,176	31,939
Other advances	5,444	4,592
Loans and advances to customers	**247,046**	**240,786**

Loans and advances include loans and advances from finance leases with a net investment value of €2,250 million (2000: €1,288 million). The corresponding gross investment value of these leases amounts to €2,393 million (2000: €1,693 million), of which €241 million (2000: €403 million) relates to unearned income. The residual values of all leased assets were guaranteed both in the year under review and in the previous year. Write-downs on unrecoverable lease payments amounted to €9.6 million on the balance sheet date (2000: none). €911 million of the aggregate lease receivables is due within one year and €830 million within five years. €509 million related to leasing contracts with a residual term of more than five years.

Loans and advances to customers in the amount of €9,487 million (2000: €11,807 million) had been pledged as collateral for own liabilities.

The table shown below provides a breakdown of loans and advances (excluding loan loss allowance) to domestic and foreign corporate customers, private customers and public authorities by economic sector:

€ mn	31 Dec 2001	31 Dec 2000
Germany		
Manufacturing industry	10,658	11,290
Construction	1,810	2,034
Wholesale and retail trade	7,001	7,173
Financial institutions (excluding banks) and insurance companies	5,748	4,433
Service providers	22,913	22,953
Other	5,333	3,724
Corporate customers	**53,463**	**51,607**
Public authorities	**28,776**	**29,823**
Private individuals (including self-employed professionals)	**61,991**	**64,135**
Total	**144,230**	**145,565**

€ mn	31 Dec 2001	31 Dec 2000
Other countries		
Industry, wholesale and retail trade and service providers	36,428	42,051
Financial institutions (excluding banks) and insurance companies	55,721	45,680
Other	3,496	2,832
Corporate customers	**95,645**	**90,563**
Public authorities	**5,229**	**2,857**
Private individuals	**1,942**	**1,801**
Total	**102,816**	**95,221**
Grand total	**247,046**	**240,786**

Lending volume

In contrast to the reporting of loans and advances, the lending volume does not include reverse repos or other advances. However, this item does comprise loans extended on bills that are not reported under loans and advances to customers or loans and advances to banks respectively.

€ mn	31 Dec 2001			31 Dec 2000		
	Germany	Other countries	Total	Germany	Other countries	Total
Loans extended on bills*)	380	2	382	550	7	557
Corporate customers	52,314	50,181	102,495	50,702	54,998	105,700
Public authorities	28,776	5,229	34,005	29,823	2,837	32,660
Private customers	61,991	1,935	63,926	64,131	1,764	65,895
Customer lending	**143,461**	**57,347**	**200,808**	**145,206**	**59,606**	**204,812**
Loans to banks	**12,982**	**5,420**	**18,402**	**13,990**	**6,541**	**20,531**
Lending volume	**156,443**	**62,767**	**219,210**	**159,196**	**66,147**	**225,343**
Less loan loss allowance	5,573	1,982	7,555	4,995	1,498	6,493
Lending volume after loan loss allowance	**150,870**	**60,785**	**211,655**	**154,201**	**64,649**	**218,850**
Including: promissory notes at fair value	41,609	2,361	43,970			

*) Loans extended on bills not shown under advances.

(19) Allowance for loan losses

The overall volume of risk provisions includes allowances for loan losses – deducted from the asset side of the balance sheet – in the amount of €7,555 million (2000: €6,493 million) and provisions for contingent liabilities – included in provisions and other liabilities – in the amount of €497 million (2000: €366 million).

€ mn	Counterparty risks		Country risks		Potential risks (General loan loss allowance)		Total	
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000
January 1	**5,740**	**5,578**	**524**	**679**	**595**	**439**	**6,859**	**6,696**
Additions								
Additions to allowances/provisions recognised in the income statement	2,303	2,008	55	17	262	157	2,620	2,182
Reductions								
Charge-offs	824	1,377	3	155	–	–	827	1,532
Amounts released	562	528	59	76	48	3	669	607
Other additions/reductions	63	15	– 34	52	– 3	–	26	67
Changes due to currency translation	40	44	5	7	– 2	2	43	53
December 31	**6,760**	**5,740**	**488**	**524**	**804**	**595**	**8,052**	**6,859**

Debit balances of €29 million (2000: €44 million) were written off, resulting in a direct charge to the income statement.

The loan portfolio includes value-adjusted loans amounting to €9,691 million (2000: €8,375 million), on which interest was not being recognised. This amount includes €6,776 million (2000: €5,784 million) representing loans that were placed on non-accrual status, and €2,915 million (2000: €2,591 million) of loans which have a specific allowance against the interest accrued. Interest amounting to €448 million (2000: €398 million) which would have been recognised had these loans been accruing interest, was not included in net interest income.

(20) Investment securities and investments in enterprises accounted for using the equity method

€ mn	31 Dec 2001	31 Dec 2000
Debt and other fixed-income securities	20,876	22,044
Equities and other non-fixed income securities	9,880	9,760
Investments in non-affiliated enterprises	1,907	4,931
Investments in non-consolidated affiliated enterprises	6,640	138
Investment securities	**39,303**	**36,873**

With the exception of investments in associates and joint ventures and in non-consolidated affiliated enterprises, investment securities as at December 31, 2001 are measured at fair value. The difference between the carrying amounts and the fair values is disclosed in a separate item under equity after adjustment for deferred taxes. €187 million in measurement gains is derived from debt and other fixed-income securities, €2,370 million from equities and other non-fixed income securities, €398 million from investments in non-affiliated enterprises and €3,396 million from investments in non-consolidated affiliated enterprises.

Investments in non-consolidated affiliated enterprises refer to subsidiaries which would normally be included in the consolidated financial statements but which are not consolidated due to their immateriality. Shares in such non-consolidated affiliated enterprises are valued at cost, and current income from such interests is recognised under net interest income.

Investment securities in the amount of €3,361 million (2000: €2,038 million) were pledged as collateral for own liabilities.

Debt and other fixed-income securities can be broken down as follows:

€ mn	31 Dec 2001	31 Dec 2000
Money market securities		
Public-sector issuers	101	24
Other issuers	2,070	2,305
	2,171	**2,329**
Bonds and notes		
Public-sector issuers	8,304	6,436
Other issuers	10,401	13,279
	18,705	**19,715**
Debt and other fixed-income securities	**20,876**	**22,044**
Including: Marketable securities	20,876	22,044
Including: Listed securities	17,171	17,445
Unlisted securities	3,705	4,599
Market value of marketable securities	20,876	22,044

Debt and other fixed-income securities with a nominal value of €6,615 million will mature in 2002.

Equities and other non-fixed income securities can be broken down as follows:

€ mn	**31 Dec 2001**	31 Dec 2000
Equities	7,669	4,857
Other	2,211	4,903
Equities and other non-fixed income securities	**9,880**	**9,760**
Including: Marketable securities	9,588	5,087
Including: Listed securities	7,480	3,660
Unlisted securities	2,108	1,427
Market value of marketable securities	9,588	8,291

Breakdown of investments in non-affiliated enterprises:

€ mn	**31 Dec 2001**	31 Dec 2000
Equities	1,466	2,800
Other	441	2,131
Investments in non-affiliated enterprises	**1,907**	**4,931**
Including: Marketable securities	1,466	2,800
Including: Listed securities	1,461	2,799
Unlisted securities	5	1
Market value of marketable securities	1,466	12,295

€ mn	Investments in enterprises accounted for using the equity method	Investments in non-affiliated enterprises	Investments in non-consolidated affiliated enterprises
Historical cost	403	5,170	140
Foreign currency translation	–	2	5
Additions	1,288	1,268	146
Including: Changes in consolidated companies	34	–	–
Disposals	688	1,169	112
Transfers	525	– 3,620	3,095
Accumulated depreciation	42	127	30
Depreciation charge for the year	53	53	28
Transfers	–	– 84	–
Disposals	–	78	–
Additions	–	3	–
Aggregate valuation effect	–	2,068	6,985
– Additions	–	138	–
– Disposals	–	1,826	3,589
Carrying amount			
December 31, 2001	**1,486**	**1,907**	**6,640** *)
December 31, 2000	**414**	**4,931**	**138**

*) Including €1 million (2000: €1 million) of investments in financial services providers.

Investments in non-affiliated enterprises according to IAS are equivalent to participations pursuant to section 271 (1) of the German Commercial Code. €214 million of this figure is attributable to investments in banks (2000: €288 million) and €251 million to investments in financial services providers (2000: €104 million).

The list of shareholdings provides a complete breakdown of non-consolidated affiliated enterprises, enterprises accounted for using the equity method and other shareholdings.

(21) Property and equipment

€ mn	Land and buildings	Including: used by third parties	Office furniture and equipment	Including: Self-developed software	Including: Other software	Total
Purchase or production cost						
January 1, 2001	860	–	3,806	123	630	4,666
Foreign currency translation	7	–	34	–	5	41
Additions	1,998	237	1,051	175	249	3,049
Including: Changes in consolidated companies	1,629	212	177	–	–	–
Transfers	115	120	5	63	97	120
Disposals	143	19	1,164	64	37	1,307
December 31, 2001	2,837	338	3,732	297	944	6,569
Additions during the year	–	–	8	–	1	8
Depreciation						
January 1, 2001	277	–	2,357	62	336	2,634
Foreign currency translation	2	–	25	2	4	27
Depreciation during the year	69	4	561	107	63	630
Including: Changes in consolidated companies	–	–	1	–	–	–
Transfers	46	61	– 6	42	– 33	40
Disposals	30	1	775	82	6	805
December 31, 2001	364	64	2,162	131	364	2,526
Carrying amount						
December 31, 2001	**2,473**	**274**	**1,578**	**166**	**580**	**4,051**
December 31, 2000	**583**	**47**	**1,449**	**61**	**294**	**2,032**

In 2000, write-downs for impairment of real estate of €10 million (2000: €1 million) were charged. Write-downs for impairments on IT equipment and software and other office furniture and equipment amounted to €27 million (2000: €25 million) and €3 million (2000: €5 million) respectively. Expenses for capital expenditure projects in progress totaled €97 million (2000: €67 million). No write-ups (reversals) were recognised for previous write-downs (impairments) in 2001 and 2000.

The Dresdner Bank Group used land and buildings with a carrying amount of €2,205 million (2000: €536 million) in the course of its own activities. The Group has land and buildings used by third parties with a carrying amount of €274 million. These are leased properties that have been measured at acquisition cost because of their relative unimportance to the Group.

At the balance sheet date, property and equipment in the amount of €17 million (2000: €29 million) had been pledged as collateral for own liabilities.

The majority of the additions to land and buildings resulted from changes in the companies included in consolidation.

(22) Goodwill

€ mn	Goodwill
Cost	
January 1, 2001	1,585
Foreign currency translation	–
Additions	1,706
Including: Changes in consolidated companies	1,631
Transfers	–
Disposals	28
December 31, 2001	3,263
Additions during the year	24
Depreciation	
January 1, 2001	817
Foreign currency translation	–
Amortisation and write-downs charge for the year	592
Transfers	15
Disposals	13
December 31, 2001	1,411
Carrying amount	
December 31, 2001	**1,876**
December 31, 2000	**768**

Additions are predominantly attributable to the acquisition of Wasserstein Perella Group Inc.

(23) Other assets

€ mn	**31 Dec 2001**	31 Dec 2000
Accrued interest	5,020	5,227
Positive fair value from hedging derivatives in accordance with IAS 39	939	–
Other assets	1,229	2,775
Deferred items*)	–	962
Related to underwriting and lending businesses	–	897
Other	–	65
Recoverable taxes	1,769	1,004
Other assets	**8,957**	**9,968**

*) In accordance with IAS 39, receivables and liabilities are stated at their amortised cost; as a result, no deferred items are disclosed.

The item entitled "positive fair value from hedging derivatives in accordance with IAS 39" includes €387 million taken directly to equity under a cash flow hedge. Other assets include cheques and other items received for collection, prepayments and credit balances on clearing and settlement accounts.

(24) Subordinated assets

Assets are recorded as subordinated assets if, in the case of liquidation or bankruptcy, the related claim can only be realised after the claims of all other creditors have been met.

€ mn	**31 Dec 2001**	31 Dec 2000
Loans and advances to banks		
Loans	52	191
Loans and advances to customers	11	26
Trading assets		
Including: Bonds and notes	–	2
Other issuers	–	2
Own bonds and notes	–	–
Equities and other non-fixed-income securities	132	848
Investment securities		
Including: Bonds and notes	262	34
Public sector issuers	3	–
Other issuers	259	34
Equities and other non-fixed income securities	–	8
Subordinated assets	**457**	**1,109**

(25) Assets sold under repurchase agreements

At the balance sheet date commitments to repurchase assets with a net carrying amount of €62,961 million (2000: €68,037 million) existed. These assets continue to be reflected in our balance sheet.

Liabilities, Minority Interest and Shareholders' Equity

(26) Trading liabilities

€ mn	31 Dec 2001	31 Dec 2000
Negative fair value of derivative financial instruments	15,933	17,989
Obligations to deliver securities	27,310	29,579
Other trading liabilities	2,572	1,879
Trading liabilities	**45,815**	**49,447**

(27) Liabilities to banks

€ mn	31 Dec 2001	31 Dec 2000
Payable on demand	22,552	27,858
Other term liabilities	104,903	88,306
Including: Registered mortgage bonds issued	6,385	5,810
Liabilities to banks	**127,455**	**116,164**
Including: Repurchase transactions	25,933	29,979
Domestic banks	49,623	36,260
Foreign banks	77,832	79,904

(28) Liabilities to customers

€ mn	31 Dec 2001	31 Dec 2000
Savings deposits		
with an agreed period of notice of three months	8,578	9,701
with an agreed period of notice of more than three months	679	779
Home loan savings deposits	1,533	1,570
Savings deposits and home loan savings deposits	10,790	12,050
Payable on demand	68,839	52,586
Term liabilities	91,849	93,830
Including: Registered mortgage bonds issued	14,503	21,282
Other liabilities	160,688	146,416
Liabilities to customers	**171,478**	**158,466**
Including: Repurchase transactions	30,193	30,275

Liabilities to customers are classified according to the following customer groups:

€ mn	31 Dec 2001		31 Dec 2000	
	Germany	Other countries	Germany	Other countries
Corporate customers	50,387	71,007	52,609	61,785
Public authorities	2,452	5,280	3,337	4,845
Private customers	32,305	10,047	29,128	6,762
Liabilities to customers	**85,144**	**86,334**	**85,074**	**73,392**

(29) Certificated liabilities

Certificated liabilities comprise bonds and other liabilities for which transferable certificates have been issued.

€ mn	31 Dec 2001	31 Dec 2000
Mortgage bonds	12,283	13,665
Communal bonds	39,365	39,852
Other bonds	33,603	39,307
Bonds issued	**85,251**	**92,824**
Money market securities	28,701	27,206
Own acceptances and promissory notes outstanding	337	510
Other	23	–
Other certificated liabilities	**29,061**	**27,716**
Certificated liabilities	**114,312**	**120,540**

€17,136 million (2000: €13,693 million) of bonds issued mature in the coming year.

(30) Provisions and other liabilities

€ mn	31 Dec 2001	31 Dec 2000
Provisions for pensions and similar liabilities (see Note No. 31)	2,130	2,028
Provisions for current taxes	1,086	831
Other provisions	3,406	3,053
Accrued interest	4,664	5,492
Deferred items*)	–	805
Negative fair value from hedging derivatives in accordance with IAS 39	465	–
Other liabilities	2,587	2,846
Provisions and other liabilities	**14,338**	**15,055**

*) In accordance with IAS 39, receivables and liabilities are stated at their amortised cost; as a result, no deferred items are disclosed.

Other provisions comprise, among other things, trade payables not yet invoiced, and salary deductions not yet remitted.

(31) Provisions for pensions and similar liabilities

Breakdown of amounts reported in the balance sheet:

€ mn	2001	2000
Present value of wholly unfunded obligations	2,264	2,024
Present value of wholly funded obligations	626	615
Fair value of plan assets	– 551	– 559
Total pension liabilities as at December 31	**2,339**	**2,080**
Unrecognised actuarial gains/(losses)	– 209	– 52
Liability in balance sheet as at December 31	**2,130**	**2,028**

The development of pension liabilities from defined benefit plans is shown below:

€ mn	2001	2000
Total pension liabilities as at January 1	2,080	1,963
Actuarial (gains) / losses as at January 1	– 52	– 38
Liability in balance sheet as at January 1	*2,028*	*1,925*
Service cost	66	84
Interest cost	163	110
Other additions and transfers	– 9	2
Benefits paid in 2001	– 118	– 93
Liability in balance sheet as at December 31	**2,130**	**2,028**
Actuarial gains (–) or losses (+) as at December 31	209	52
Total pension liability as at December 31	**2,339**	**2,080**

The fact that pension provisions are determined on the basis of prevailing data at the beginning of the accounting period gives rise to actuarial gains or losses when pension provisions and liabilities are compared at the end of the accounting period. This has no impact on pension payments.

Development of plan assets in the course of the year under review:

€ mn	2001	2000
Fair value of plan assets as at January 1	624*)	490
Actual return on plan assets	– 23	52
Foreign currency translation	–	–
Employee contributions	12	38
Benefits paid	– 62	– 21
Fair value of plan assets as at December 31	**551**	**559**

*) The change in the opening value is the result of a subsequent expert opinion relating to a subsidiary.

The calculations were based on the actuarial assumptions set out below:

in %	2001	2000
Discount rate	5.5*)	6.0
Expected rate of return on plan assets	6.5	8.0
Expected rate of salary increases	2.0	3.0
Expected future pension increases	1.5	2.0

*) An interest rate of 7.0 % is used in the US and an interest rate of 5.75 % in the United Kingdom.

The following items were recognised as expenses for pensions:

€ mn	2001	2000
Service cost	66	84
Interest cost	163	110
Other additions	- 7	15
Actuarial gains/losses	–	–
Expenses for defined benefit plans	222	209
Including: Pension payments in the year under review	118	93
Expenses for defined contribution plans	83	92
Other pensions	36	17
Exchange rate adjustments	1	1
Net periodic benefit cost	**341**	**302**

(32) Other provisions

€ mn	Restructuring charge	Allowance for loan losses	Other provisions for staff expenses	Provisions for impending losses	Other	Total
January 1, 2001	**454**	**366**	**1,541**	**14**	**678**	**3,053**
Foreign currency translation	5	1	38	–	5	49
Additions	194	233	1,597	3	476	2,503
Charge-offs	125	10	1,758	–	296	2,189
Amounts released	109	109	36	3	119	376
Transfers	–	16	260	– 14	134	396
Changes in consolidated companies	–	–	– 13	–	– 17	– 30
December 31, 2001	**419**	**497**	**1,629**	**0**	**861**	**3,406**

Restructuring charge **€ mn**	Efficiency improvements in domestic sales networks	Non-European business	Corporates & Markets division	Other restructuring measures	Total
January 1, 2001	260	194			454
Foreign currency translation		5			5
Additions	25	32	110	27	194
Charge-offs	47	78			125
Amounts released	50	59			109
December 31, 2001	**188**	**94**	**110**	**27**	**419**

The provisions as at December 31, 2001 contain both the expense of the remaining restructuring measures that were resolved by the Annual General Meeting in May 2000 and amounts relating to the measures resolved in the course of the year under review (see also Note No. 12).

As part of project management for the restructuring projects, the appropriateness of the provisions is tested and corresponding additions or reversals made. The main reasons for the reversals performed in the course of 2001 were high natural fluctuation, a larger number of internal transfers to areas not affected by the restructuring measures and lower payments to departing employees.

The provisions mainly comprised staff expenses, cost relating to extraordinary write-downs on moveable assets and the termination ahead of schedule of rental agreements.

As at December 31, 2001, €188 million of the measures initiated in 2000 remained in relation to the improvements in efficiency of the domestic sales network and €94 million for the discontinuation of non-core activities outside Europe particularly in North America.

(33) Deferred taxes and income taxes

As a result of temporary differences between the carrying amounts of assets and liabilities in the tax base and their corresponding carrying amounts in the financial accounts, deferred tax assets or tax liabilities, as appropriate, have been created for the balance sheet items set out below.

Deferred tax assets and liabilities

€ mn	2001	2000
Deferred tax assets		
Investment securities	246	88
Including: Cumulative measurement effect from available-for-sale financial instruments	115	
Trading assets and liabilities	3,177	101
Pension provisions	151	156
Other provisions	727	287
Loan loss allowance	205	133
Losses carried forward	887	356
Other	257	98
Total (gross)	**5,650**	**1,219**
Deferred tax liabilities		
Investment securities	829	201
Including: Cumulative measurement effect from available-for-sale financial instruments	529	
Trading assets and liabilities	3,799	405
Property and equipment	4	58
Other Provisions	131	14
Loan loss allowance	32	52
Other	271	258
Total (gross)	**5,066**	**988**
Deferred tax assets/liabilities (net)	**584**	**231**

In the consolidated balance sheet, deferred tax assets and liabilities are only netted to the extent the amounts are due to the same tax authority, and are related to the same entity. The netting of deferred tax assets in the amount of €842 million against deferred tax liabilities in the amount of €258 million results in deferred tax assets amounting to €584 million.

Deferred tax assets are recognised with respect to temporary differences to the extent that realisation of the related tax benefit is probable. Therefore, deferred tax assets of €599 million (2000: €215 million) – predominantly due to unused tax losses carried foreward – were not recognised since, on the basis of information available at present, they cannot be realised.

Income tax expense

Income taxes: Income tax expense includes current tax expense on income as well as the deferred tax expense or tax income:

€ mn	**2001**	**2000**
Current taxes		
Germany	160	187
Other countries	86	169
Total current taxes	**246**	**356**
Deferred taxes		
Germany	20	– 352
Other countries	– 299	– 133
Total deferred taxes	**– 279**	**– 485**
Income tax expense	**– 33**	**– 129**

In accordance with German corporation tax law applicable as from the year 2001, the so called half-income-taxation (a procedure under which only half of investment income is taxable) was applied to the taxation of the income of a corporation and its shareholders. According to this, the corporation tax rate for limited companies amounts to a uniform 25 %.

50 % of all profits distributed to individual Germany tax residents will be subject to income tax. Corporations, however, will no longer be required to pay taxes on distributed dividends received. Transitional arrangements apply for 2001.

As a result, when calculating deferred taxes for 2001, an effective corporate tax rate (including the solidarity surcharge) for domestic corporations of 26.38 % (2000: 26.38 %) was used, plus an effective trade tax rate of 13.52 % (2000: 13.52 %).

On the basis of the income before taxes for the Group in 2001 – taking into account the trade income tax – and using the corporation tax rate, including solidarity surcharge, applicable in Germany the tax expense is expected to amount to €56 million (2000: €708 million). The table shown below provides a reconciliation of the expected to the actual tax expense:

€ mn	**2001**	2000
Income before taxes	153	1,613
Trade tax on income in Germany	– 60	– 66
Income after German trade tax	213	1,679
Derived corporation tax including solidarity surcharge	56	709
Tax relief on distributions	–	– 117
Foreign tax rate differences	– 179	– 38
Tax-free income/non-deductible expenses	– 539	– 609
Depreciation of goodwill	137	53
Tax effects from prior years	152	57
Changes in the tax rate used for deferred taxes and write-backs due to future tax-free profits	– 8	– 176
Valuation adjustment for deferred tax assets	384	44
Other	24	14
Trade tax on income in Germany	– 60	– 66
Total income tax expense	**– 33**	**– 129**

All income taxes are due on profits from ordinary activities.

(34) Subordinated liabilities

Subordinated liabilities in the amount of €9,243 million comprise hybrid capital (€1,923 million) and other subordinated liabilities (€7,320 million).

In the event of bankruptcy proceedings or liquidation, subordinated liabilities may not be redeemed until all non-subordinated creditors have been satisfied. There is no obligation to redeem such liabilities prior to maturity.

Hybrid capital

Silent partnership certificates were issued for the first time in May 1999, in the amount of approx. €1.5 billion. A breakdown of the tranches issued is given below:

Year of issue	Nominal amount	Issuer	Interest rate	Maturity
1999	€500 mn	Dresdner Bank AG	5,790 %	2011
1999	US-$1,000 mn *)	Dresdner Bank AG	8,151 %	2031
2001	€159 mn	Dresdner Bank AG	7,000 %	2013
2001	JPY15,000 mn	Dresdner Bank AG	3,500 %	2033

*) This issue is in excess of 10 % of total subordinated liabilities.

The carrying amount as at December 31, 2001 amounted to €1,923 million (December 31, 2000: €1,574 million).

These silent partnerships qualify as core capital pursuant to the German Banking Act. Interest paid on silent partnerships in the year under report amounted to €128 million (2000: €117 million).

Other subordinated liabilities

Of the €7,320 million (2000: €6,760 million) other subordinated liabilities, €5,771 million (2000: €5,709 million) qualify as "liable capital" under the provisions of the German Banking Act.

Total interest paid on subordinated liabilities in 2001 amounted to €473 million (2000: €373 million). Fixed-rate subordinated liabilities have coupons between 4.0 % and 8.5 %. In addition, floating rate issues linked to a reference interest rate and zero-coupon bonds are outstanding. The average interest rate is 7.0 %.

Subordinated liabilities are shown below (at their nominal amounts):

Borrowing currency	equivalent € mn	Maturity
EUR	1,514	2002 – 2039
USD	3,497	2002 – 2025
DEM	514	2002 – 2016
NLG	363	2003 – 2006
CHF	371	2005 – 2009
LUF	310	2002 – 2008
GBP	434	2007 *)
JPY	416	2002 – 2033
Other currencies	208	2005 – 2011

*) The terms of one issue in the equivalent nominal amount of €188 million do not provide for a final maturity.

(35) Profit-participation certificates

Year of issue	Nominal amount [1]	Issuer	Interest rate	Maturity	Special features
1991	DM500 million	Dresdner Bank AG	9.0%		2002
1993	DM50 million	Deutsche Hyp Deutsche Hypothekenbank Frankfurt-Hamburg AG, Frankfurt/Main	7.375%	2004	
1994	DM25 million	Deutsche Hyp Deutsche Hypothekenbank Frankfurt-Hamburg AG, Frankfurt/Main	8.25%	2005	
1995	DM240 million	Deutsche Hyp Deutsche Hypothekenbank Frankfurt-Hamburg AG, Frankfurt/Main	Floating [2]	2006	First possible call date Dec 31, 2000
1995	DM10 million	Oldenburgische Landesbank AG, Oldenburg	Floating [2]	2006	First possible call date Dec 31, 2000
1996	DM1,000 million	Dresdner Bank AG	8.0%	2007	
1996	DM52 million	Oldenburgische Landesbank AG, Oldenburg	8.125%	2007	First possible call date Dec 31, 2001
1997	DM1,500 million	Dresdner Bank AG	7.0%	2008	
1997	DM259 million	Deutsche Hyp Deutsche Hypothekenbank Frankfurt-Hamburg AG, Frankfurt/Main	6.875%	2008	
1997	DM145 million	Dresdner Bank Lateinamerika AG, Hamburg	7.125%	2008	First possible call date Dec 31, 2002
1997	DM99 million	Dresdner Bank Lateinamerika AG, Hamburg	7.125%	2008	First possible call date Dec 31, 2002
1998	DM100 million	Dresdner Bank Lateinamerika AG, Hamburg	6.125%	2009	First possible call date Dec 31, 2003
	DM3,980 million				

[1] Nominal amount less any amounts held within the Group.
[2] 6-month DEM-LIBOR rate plus 120 basis points.

Of the total amount of profit-participation certificates of €2,035 million (DM 3,980 million), an amount of €1,782 million (2000: €1,767 million) qualifies as "liable capital" in accordance with section 10 (5) of the German Banking Act. Profit-participation certificates entitle holders to annual interest payments that take priority over shareholders' dividend entitlements; they are subordinated to obligations to all other creditors, except those similarly subordinated, and share in losses in accordance with the conditions attaching to the certificates. The profit-participation certificates will be redeemed subject to the provisions regarding loss sharing.

(36) Shareholders' equity

The following table reflects the development of subscribed, conditional and authorised capital:

€ mn	Subscribed capital	Conditional capital	Authorised capital	Of which: excluding shareholders' subscription rights
January 1, 2001	1,368	389	465	363
Capital increase from Authorised Capital II (excluding shareholders' subscription rights) for the issue of shares to employees	3		./. 3	./. 3
Capital increase from Authorised Capital III (excluding shareholders' subscription rights) to acquire the Wasserstein Perella Group Inc. investment bank	76		./. 76	./. 76
Exercise of option rights	49	./. 49		
Expiry of option rights		./. 177		
December 31, 2001	**1,496**	**163**	**386**	**284**

Subscribed capital

The subscribed capital of €1,368,342,890.20 on January 1, 2001 was divided into 526,285,727 notional no-par value shares. Due to additions in the course of the year, the subscribed capital as at December 31, 2001 was €1,495,866,177.00, divided into 575,333,145 notional no-par value shares. Each share represents a proportion of the subscribed capital and entitles the holder to one vote in the Annual General Meeting.

Conditional capital of Dresdner Bank AG and bonds with warrants outstanding

The aggregate amount of the bank's conditional capital on January 1, 2001 was €388,414,538.20

In the year under review, option rights were exercised with respect to shares with an aggregate nominal value of €48,398,441.00 (18,614,785 shares). The new shares were issued in accordance with the conditions attached to the respective warrants. The premium of €439,853,846.01 realised in excess of the nominal value of the shares has been added to additional paid-in capital.

Taking into account the convertible bonds redeemed and cancelled in connection with the Long-term Incentive Plans, as well as the conditional capital that expired and became invalid (option rights equivalent to a share of the equity capital of €176,810,400.00 expired), the aggregate amount of the Bank's conditional capital as at the reporting date was €163,205,697.20.

Of this amount, €7,205,697.20 will be required to satisfy the option rights expected to be exercised in connection with the following bond issues with warrants:

Issued by Dresdner Finance B.V., Amsterdam: DM1,500,000,000 of 5.5% Deutsche Mark bonds 1997/2004 with warrants entitling holders to subscribe to a total of 28,500,000 Dresdner Bank shares at a price of DM51.30 (i.e. €26.23) per share. The convertible bonds outstanding as at December 31, 2001 entitled holders to subscribe to a total of 2,755,422 shares.

Issued by Dresdner Bank AG, Frankfurt am Main: DM8,505,000 of 2.8% convertible bonds 1999/2004 issued within the scope of the Dresdner Bank AG Long-term Incentive Plans 1999, entitling holders to subscribe to a total of 1,701,000 shares of Dresdner Bank AG, subject to certain conditions. After the announcement of the combination with Allianz, an offer was made to the holders to redeem the convertible bonds ahead of schedule. After their return and redemption, convertible bonds entitling the holders to subscribe for 6,000 shares were still in circulation on December 31, 2001.

DM9,180,000 of 4.5% convertible bonds 2000/2005 issued within the scope of the Dresdner Bank AG Long-term Incentive Plans 2000, entitling holders to subscribe to a total of 1,836,000 shares of Dresdner Bank AG, subject to certain conditions. After the announcement of the combination with Allianz, the convertible bonds were cancelled and redeemed by the Bank. After their return and redemption, convertible bonds entitling the holders to subscribe for 10,000 shares were still in circulation on December 31, 2001.

The following authorisations approved by the Annual General Meeting are as yet unused, or have been used in part:

Year of authorisation	Original amount of conditional capital	Utilisation	Remaining conditional capital	Year expiring
1998	€156,0 mn		€156,0 mn	2003

Authorised capital of Dresdner Bank AG

Year of authorisation	Original amount of conditional capital	Utilisation	Remaining conditional capital	Year expiring
1998	€102.3 mn (Authorised Capital I)		€102.3 mn	2003
1998	€115.0 mn [1] (Authorised Capital II)	€2.3 mn in 2000 €3.1 mn in 2001	€109.6 mn	2003
1999	€250.0 mn [2] (Authorised Capital III)	€76.0 mn in 2001	€174.0 mn	2004

[1] Subject to approval by the Supervisory Board, the Board of Managing Directors may exclude shareholders' subscription rights.

[2] Shareholders' subscription rights have been excluded.

With effect from 2001, the Board of Managing Directors increased the Bank's share capital by €75,987,600.00 against non-cash contributions. This measure was carried out with the Supervisory Board's approval, and made partial use of the authorisation issued in 1999 (Authorised Capital III). The new registered notional no-par value shares carrying full dividend rights for fiscal year 2000 were used to acquire Wasserstein Perella Group Inc., New York.

In May 2001, the Board of Managing Directors increased the Bank's share capital by €3,137,245.80 for the issue of shares to employees as part of the Dresdner Kleinwort Wasserstein All Employees Stock and Option Plan (ASOP). This measure was carried out with the Supervisory Board's approval and made partial use of the authorisation issued in 1998 (Authorised Capital II). The new registered notional no-par value shares carrying full dividend rights for fiscal year 2001 were subscribed by employees of the Investment Banking division at a preferential price of €28.67.

Additional paid-in capital

Additional paid-in capital includes premiums received on the issue of own shares, convertible bonds and bonds with warrants, or on the exercise of conversion or option rights.

Retained earnings

Retained earnings include the Group's retained earnings as well as the impact of any consolidation adjustments on the income statement.

The retained earnings include €190 million (2000: €9 million) resulting from the use of the equity method of accounting.

Cumulative measurement effect from available-for-sale financial instruments

This item is used to record the changes in the value of available-for-sale financial instruments; these changes are then transferred to the income statement at the time of their actual realisation.

€ mn	**Aggregate valuation effect**
January 1, 2001	13,635
Write-ups and write-downs resulting from fair value measurement	– 617
Gains and losses from the disposal of assets	– 2,726
Market fluctuations not included in income	– 3,066
December 31, 2001	**7,226**

Treasury shares

On May 11, 2001, the Annual General Meeting authorised us, pursuant to section 71 (1) No. 7 of the German Stock Corporation Act, to purchase Dresdner Bank shares for trading purposes. This authorisation was subject to the provison that the trading portfolio of the shares purchased may not exceed five percent of the Bank's share capital at the close of each day. Under this authority, the Bank and affiliated companies purchased a total of 174,350,985 Dresdner Bank shares in 2001 (2000: 181,884,278 shares). The average price of these shares and the 26,526 shares (2000: 197,423 shares) already held as treasury shares was €48.15 per share (2000: €47.35 per share). In the course of 2000 we resold 174,450,539 shares (2000: 182,055,175 shares) at an average price of €48.15 per share (2000: €47.52 per share). The surplus revenue of the aforementioned transactions in 2001 was recognised as additional paid-in capital in the fiscal year. On December 31, 2001, we thus had a short position of 71,295 treasury shares (31 December 2000: 26,526 Dresdner Bank shares). The maximum holding on any one day in 2001 represented 0.8 % (2000: 0.8 %) of the Bank's share capital.

The treasury shares position deducted from shareholders' equity in the balance sheet according to IAS is a result of the different treatment of securities lending operations under IAS and the German Commercial Code (cf. the explanations on page 102).

Collateral

At December 31, 2001, 38,785 Dresdner Bank shares, equivalent to a share of the share capital of €100,841.00 and representing 0.01 % of our share capital, had been pledged as collateral.

Distributable profit of Dresdner Bank AG

The Board of Managing Directors of Dresdner Bank AG proposes that the distributable profit of €753 million be used to pay a dividend of €0.70 per share and that a further €350 million be appropriated to the reserves.

Liable capital and risk-weighted assets in accordance with the German Banking Act

Liable capital consists of the two categories of core capital (Tier I Capital) and supplementary capital (Tier II Capital). Core capital mainly consists of the Group shareholders' equity and minority interest, plus other adjustments. Supplementary capital comprises profit-participation certificates, subordinated liabilities and revaluation reserves on securities. The German Banking Act contains provisions setting minimum ratios of core capital and total capital to risk-weighted assets. Failure to comply with these ratios may result in penalties being imposed by the regulatory authority.

€ mn	**2001**	2000 *)
Core capital	**11,542**	**13,276**
Including: Hybrid components	1,923	1,574
Profit-participation certificates	1,782	1,767
Subordinated liabilities	5,771	5,709
Revaluation reserves for securities (of which 35 %)	2,541	2,808
Deductibles	– 323	– 159
Supplementary capital	**9,771**	**10,125**
Tier III capital	115	–
Other deductibles	– 501	– 506
Liable capital	**20,927**	**22,895**
Risk-weighted assets in the investment portfolio	160,878	175,581
Risk-weighted assets in the trading portfolio	20,600	24,975
Total risk-weighted assets	**181,478**	**200,556**

*) Figures have been adjusted.

Risk-weighted assets in the investment portfolio can be broken down further on the basis of inclusion rates:

	Total	**100 %**	**70 %**	**50 %**	**20 %**	**10 %**	**4 %**
	160,878	**109,538**	**270**	**43,349**	**6,437**	**1,281**	**3**
Including: Balance sheet assets	141,320	107,701	270	26,596	5,835	918	–
Traditional off-balance sheet business	18,774	1,837	–	16,230	341	363	3
Derivatives	784	–	–	523	261	–	–

Unrealised reserves in the amount of €2,541 million (2000: €2,808 million) in securities and investments in non-affiliated and affiliated enterprises have been included under liable capital pursuant to section 10 (2b) sentence 1 no. 7 of the German Banking Act.

Capital ratios

in %	2001	2000 [1]
Capital ratios (German Banking Act):		
Core capital ratio	**6.4**	**6.6**
Minimum core capital ratio	4.2	4.1
Excess cover over minimum ratio	152.9	160.0
Total capital ratio	**11.5**	**11.4**
Core capital ratio (BIS)	**5.5**	**6.3**
Total capital ratio (BIS) [2]	**11.4**	**12.5**

1) Figures have been adjusted.

2) In accordance with the capital adequacy framework as defined by the Basel Committee for Banking Supervision of the Bank for International Settlements (BIS).

Share compensation plans

Long-term Incentive Plans: All Long-term Incentive Plans were redeemed by cash payments following the announcement of the combination with Allianz.

Employee shares: In the year under review, Dresdner Bank employees participated in the Allianz employee participation program for the first time. Outstanding purchase options on Dresdner Bank shares were also redeemed by cash payments at a price of €7.04 per option. (2000: 882,851 shares (0.17 % of the share capital) from the September 2000 capital increase were issued to employees and pensioners of the Dresdner Bank Group at a preferential price of €28.93 per share. In addition, employees received one free call option for each employee share to which they subscribed, entitling them to acquire a further Dresdner Bank share at the strike price of €53.10).

As part of the Dresdner Kleinwort Wasserstein All Employees Stock and Option Plan (ASOP), we issued 1,206,633 shares (0.2 % of the share capital) from the May 2001 capital increase to employees in the Investment Banking division at a preferential price of €28.67 per share. In addition, employees were granted two free call options to purchase Dresdner Bank shares at an strike price of €15.84 per share for each employee share subscribed.

Employee bonus shares: In the year under review, we also acquired 3,150 Dresdner Bank shares (2000: 6,750 shares) at an average price of €49.66 per share (2000: €46.51) and awarded them as gratuities to employees completing 25 or 40 years of service with the bank. The resulting deficit is included in the operating expenses.

Other Balance Sheet Information

(37) Collateral pledged for own liabilities

For the following liabilities and contingencies, assets with the value indicated below have been transferred by way of security:

€ mn	31 Dec 2001	31 Dec 2000
Liabilities to banks	32,027	14,682
Liabilities to customers	4,018	4,189
Certificated liabilities	–	630
Contingencies	2	3
Other commitments	8,521	3,624
Total collateralised liabilities	**44,568**	**23,128**

The total amount of collateral pledged consisted of the following assets:

€ mn	31 Dec 2001	31 Dec 2000
Loans and advances to banks	5,132	634
Loans and advances to customers	9,487	11,807
Trading assets	26,571	8,620
Investment securities	3,361	2,038
Property and equipment	17	29
Total value of collateral pledged	**44,568**	**23,128**

(38) Foreign currency holdings

The amounts reported constitute the aggregate euro equivalents for a wide variety of currencies outside EMU. The differences in the amounts result from the fact that receivables and liabilities are disclosed on the balance sheet at their amortised cost, while all derivatives are disclosed at their fair value. A separate overview of the size of our derivatives business is given in Note No. 44.

€ mn	USD	GBP	Other	31 Dec 2001	31 Dec 2000
Balance sheet items:					
Assets	101,680	46,055	37,793	**185,528**	179,836
Liabilities	120,113	54,266	33,805	**208,184**	209,338

Impact of exchange rate fluctuations

Without exchange rate fluctuations, the increase in consolidated total assets would have been €6.3 billion lower (2000: €6 billion lower). Income after taxes would have been €1.5 million lower (2000: €66 million higher).

(39) Structure of residual terms

The matrix of residual terms provides a breakdown of loans and advances as well as liabilities by their final maturity or call date.

December 31, 2001

Assets **€ mn**	**Total**	**up to 3 months**	**> 3 months – 1 year**	**> 1 year – 5 years**	**more than 5 years**
Term loans and advances to banks	65,912	39,771	14,956	7,370	3,815
Loans and advances to customers *)	247,046	91,677	21,953	57,203	76,213
Term loans and advances	**312,958**	**131,448**	**36,909**	**64,573**	**80,028**

*) Loans and advances to customers with residual terms of up to 3 months include undated claims worth €13,130 million. These claims include credit lines available until further notice, overdraft facilities, loans called or overdue, unauthorised overdrafts, call money and internal account balances.

Liabilities **€ mn**	**Total**	**up to 3 months**	**> 3 months – 1 year**	**> 1 year – 5 years**	**more than 5 years**
Term liabilities to banks	104,903	77,889	13,830	5,880	7,304
Liabilities to customers:					
Savings deposits and home loan savings deposits	10,790	8,788	618	779	605
Other term liabilities to customers	91,849	61,531	7,205	11,581	11,532
Certificated liabilities	114,312	28,114	17,984	49,183	19,031
Subordinated liabilities	9,243	47	567	3,071	5,558
Profit-participation certificates	2,035	–	256	70	1,709
Term liabilities	**333,132**	**176,369**	**40,460**	**70,564**	**45,739**

December 31, 2000

Assets **€ mn**	**Total**	**up to 3 months**	**> 3 months – 1 year**	**> 1 year – 5 years**	**more than 5 years**
Term loans and advances to banks	83,846	59,840	10,104	8,468	5,434
Loans and advances to customers *)	240,786	76,474	26,806	55,274	82,232
Term loans and advances	**324,632**	**136,314**	**36,910**	**63,742**	**87,666**

*) Loans and advances to customers with residual terms of up to 3 months include undated claims worth €17,062 million. These claims include credit lines available until further notice, overdraft facilities, loans called or overdue, unauthorised overdrafts, call money and internal account balances.

Liabilities **€ mn**	**Total**	**up to 3 months**	**> 3 months – 1 year**	**> 1 year – 5 years**	**more than 5 years**
Term liabilities to banks	88,306	65,520	10,501	4,433	7,852
Liabilities to customers:					
Savings and deposits and home loan savings deposits	12,050	10,192	400	828	630
Other term liabilities to customers	93,830	60,070	11,555	8,747	13,458
Certificated liabilities	120,540	21,083	20,169	55,236	24,052
Subordinated liabilities	8,334	26	–	3,063	5,245
Profit-participation certificates	2,027	–	–	312	1,715
Term liabilities	**325,087**	**156,891**	**42,625**	**72,619**	**52,952**

(40) Securitisation business

For the securitisation of financial assets, we sell revolving loans to the capital markets as part of closely defined loan portfolios. The assets transferred are securitised as debt instruments by the buying special purpose entities and sold to third parties. The Dresdner Bank Group conducts these transactions via the fully consolidated special purpose entities Silver Lux Inc., Grand Cayman, and Silver Tower 125 Inc., Grand Cayman. The maximum transaction volume in each case is €5 billion. The two programs were on average just short of 50% utilised during the year under review.

IV. Off-Balance Sheet Business

(41) Contingencies and other commitments

Contingencies and other commitments include the Group's potential future liabilities under fixed-term loan commitments to customers not yet drawn upon. The Group provides open credit facilities to allow clients quick access to funds required to meet their short-term obligations as well as their long-term financing needs. Such credit facilities can take different forms: guarantees, where the Group might guarantee repayment of a loan taken out by a client with a third party; standby letters of credit, which are credit enhancement facilities enabling customers to engage in trade finance at lower cost; documentary letters of credit, which are trade finance-related payments made on behalf of a customer and reimbursed to the Group later; standby note issuance facilities and revolving underwriting facilities which allow customers to issue money market paper or medium-term notes when required without engaging in the normal underwriting process on each occasion. Revenue from guarantees is recognised under net fee and commission income and is determined by applying agreed rates to the nominal amount of the guarantee.

The figures disclosed in the accompanying tables represent the amounts at risk should customers draw fully on all facilities and then default, without any collateral being available. A large majority of these commitments may expire without being drawn upon, and the figures are therefore not representative of actual future credit exposure or liquidity requirements for such commitments.

€ mn	31 Dec 2001	31 Dec 2000
Contingent liabilities on endorsed bills of exchange settled with customers	1	5
including: Rediscounted at central banks	–	–
Contingencies on guarantees and warranties		
Credit guarantees	2,131	3,228
Other guarantees and warranties	15,908	15,202
Letters of credit	2,297	2,372
of which letters of credit opened	1,189	1,225
of which letter of credit confirmed	1,108	1,147
	20,336	**20,802**
Liability on collateral pledged for third-party liabilities	567	541
Contingencies	**20,904**	**21,348**
Irrevocable loan commitments		
Advances	27,947	34,768
Standby facilities	12,346	13,262
Guarantee loans	1,785	1,562
Discount credits	15	29
Mortgage loans/communal loans	844	1,905
	42,937	**51,526**
Other commitments	**42,937**	**51,526**

(42) Other financial commitments

€ mn	31 Dec 2001	31 Dec 2000
Obligations arising from hire, rental and leasing contracts	1,971	3,076
Obligations arising from capital expenditure projects in progress	196	66
Commitment to pay up shares, bonds and other capital interests; secondary liability	196	190
Other	594	685
Other financial commitments	**2,957**	**4,017**

Commitments to pay up shares, bonds and other capital interests totalled €137 million (2000: €112 million); secondary liability under section 24 of the German Limited Liability Companies Act (GmbH-Gesetz) existed in respect of an aggregate amount of €16 million (2000: €21 million).

Liquiditäts-Konsortialbank GmbH ("LIKO") is a bank founded in 1974 in order to provide funding for German banks experiencing liquidity problems. 30 % of the shares in LIKO are owned by Deutsche Bundesbank, with the rest being held by other German banks and banking associations. The shareholders have provided €190 million of capital to fund LIKO; Dresdner Bank's contribution amounts to €10,461,032 (DM20,460,000 or 5.5 %). The Dresdner Bank Group is contingently liable to pay in additional contributions to LIKO of up to €58 million (DM113 million). In addition, under section 5 (4) of the Articles of Association of LIKO, Dresdner Bank has joint secondary liability in the event that other shareholders do not fulfill their commitments to pay in additional contributions.

In all cases of joint secondary liability, the financial status of the other shareholders involved is sound.

The liability arising from the Group's interest in Bankhaus Reuschel & Co. is unlimited due to the legal form of this enterprise. Here, too, the financial status of the other partners involved is sound.

In addition, Dresdner Bank is a member of the German banks' Joint Deposit Protection Fund (Einlagensicherungsfonds), which covers liabilities to each creditor up to specified amounts. As a member of the Joint Fund, which is itself a shareholder in LIKO, Dresdner Bank is severally liable with the other members of the Fund for additional capital contributions up to a maximum of its annual contribution. In 2001, the Joint Fund did not levy a contribution on Dresdner Bank (2000: no contribution).

Under section 5 (10) of the Statutes of the Joint Deposit Protection Fund, we have undertaken to indemnify the Association of German Banks (Bundesverband deutscher Banken e.V.) for any losses it may incur by reason of measures taken on behalf of any banks in which we own a majority interest.

In the case of subsidiaries (as defined in section 290 (1) and (2) of the German Commercial Code) that are engaged in banking business or complementary banking operations, Dresdner Bank AG ensures that these companies are able to meet their obligations within the framework of its proportionate shareholding; however, this does not apply to political risks.

(43) Trustee business

The table shown below is a breakdown of trustee business not reported in the balance sheet:

€ mn	**31 Dec 2001**	31 Dec 2000
Loans and advances to banks	3,415	2,509
Loans and advances to customers	4,497	4,195
Investment securities	7	7
Other	9	6
Assets held in trust *)	**7,928**	**6,717**
Liabilities to banks	300	305
Liabilities to customers	7,628	6,412
Liabilities incurred as a trustee	**7,928**	**6,717**

*) Including €5,078 million (2000: €5,967 million) of trustee loans.

(44) Derivatives business

Derivative financial instruments, which enable the transfer of market and credit risks between different parties, derive their value from underlying instruments such as interest rates, indices, share prices or exchange rates. The most important derivatives products are swaps, forward rate agreements, foreign exchange forwards, equity options and credit derivatives. Derivatives may take the form of standard contracts traded on exchanges or bilateral transactions negotiated outside exchanges (OTC – over the counter).

With regard to our worldwide trade in derivative financial instruments, the demand from our customers is primarily focused on instruments for the individual management of market and credit risks as well as on the utilisation of derivative components within structured finance operations. We also use derivatives to manage the risks of our proprietary trading positions and for the purposes of asset/liability management.

When measuring derivatives, a distinction is made between standard exchange-traded (listed) products and OTC products.

In the case of listed contracts, a daily cash settlement is generally made. Positive and negative fair values are only disclosed if the contract provides for full settlement at the date of maturity only, or if the variation margin had not been fixed on the balance sheet date (e.g. due to exchanges operating in different time zones).

If the market price does not reliably reflect the fair value, or if there is no market price at all (OTC derivatives), the established methods used by the financial markets for estimating value (e.g. the net present value method or option pricing models) are used. The fair value of a derivative corresponds to the sum of all discounted future cash flows on the valuation date (present value or dirty close-out value).

The following tables (for the trading and investment portfolios respectively) show the nomional volumes by residual term and the positive and negative fair values of the contracts that we have concluded:

Trading portfolio contracts		**Nominal amount/Residual term**			**Total**	**Positive**	**Negative**
€ mn		**<= 1 year**	**1–5 years**	**>= 5 years**		**fair values**	**fair values**
Interest rate derivatives							
OTC products	– FRAs	248,878	20,900	340	270,118	193	162
	– Interest rate swaps						
	– Fixed rate swaps	202	316	928	1,446	233	11
	– Basis swaps	28,006	51,685	5,719	85,410	270	184
	– Interest rate swaps (IRS)	1,442,925	528,506	385,420	2,356,851	22,298	21,805
	– Interest rate options: purchases	8,302	25,537	24,978	58,817	984	–
	– Interest rate options: sales	21,803	35,245	42,178	99,226	–	1,665
	– Other interest rate contracts	–	–	146	146	1	1
Listed products	– Interest rate futures	201,733	46,423	–	248,156	9	24
	– Interest rate options: purchases	20,166	–	–	20,166	10	–
	– Interest rate options: sales	19,836	–	–	19,836	–	10
Total		**1,991,851**	**708,612**	**459,709**	**3,160,172**	**23,998**	**23,862**
Currency-related derivatives							
OTC products	– Foreign exchange forwards	356,705	10,259	232	367,196	5,586	4,786
	– Cross-currency swaps	15,113	44,446	21,867	81,426	3,651	2,611
	– Currency options: purchases	29,476	1,032	633	31,141	645	–
	– Currency options: sales	28,489	2,080	777	31,346	–	645
	– Other currency contracts	80	–	–	80	1	–
Listed products	– Currency futures	1,194	173	–	1,367	4	3
	– Currency options: purchases	–	–	–	–	–	–
	– Currency options: sales	–	–	–	–	–	–
Total		**431,057**	**57,990**	**23,509**	**512,556**	**9,887**	**8,045**
Equity/index derivatives							
OTC products	– Equity/index swaps	2,576	1,022	333	3,931	525	256
	– Equity/index options: purchases	11,590	22,178	393	34,161	3,368	–
	– Equity/index options: sales	10,355	25,469	767	36,591	–	3,042
	– Other equity/index contracts	13	–	–	13	5	–
Listed products	– Equity/index futures	10,354	–	–	10,354	17	3
	– Equity/index options: purchases	19,976	3,960	–	23,936	1,455	–
	– Equity/index options: sales	19,376	3,642	–	23,018	–	1,521
Total		**74,240**	**56,271**	**1,493**	**132,004**	**5,370**	**4,822**

Continued

Trading portfolio contracts		Nominal amount/Residual term			Total	Positive	Negative
€ mn		**<= 1 year**	**1–5 years**	**>= 5 years**		**fair values**	**fair values**
Credit derivates							
Credit derivates swaps	Protection Buyer	1,291	1,863	4,762	7,916	27	87
	Protection Seller	632	1,710	4,913	7,255	146	28
Total return swaps	Protection Buyer	758	3,387	12	4,157	325	–
	Protection Seller	651	3,579	871	5,101	31	602
Total		**3,332**	**10,539**	**10,558**	**24,429**	**529**	**717**
Other derivatives							
OTC products	– Precious metal derivatives	5,424	2,940	1,359	9,723	350	367
	– Other contracts	59	1	–	60	13	13
Listed products	– Futures	217	–	–	217	–	–
	– Optionen: purchases	39	–	–	39	–	–
	– Optionen: sales	39	–	–	39	–	1
Total		**5,778**	**2,941**	**1,359**	**10,078**	**363**	**381**
Grand total 2001		**2,506,258**	**836,353**	**496,628**	**3,839,239**	**40,147**	**37,827**
of which: products denominated in EUR						17,784	17,031
of which: products denominated in USD						12,335	11,239
of which: products denominated in GBP						3,989	4,100
of which: products denominated in JPY						3,086	2,827

As a rule, nominal amounts serve only as reference values when determining mutually agreed settlement payments (e.g. interest claims and/or liabilities arising from interest rate swaps). As a result, they cannot be directly compared to claims and liabilities reported on the balance sheet.

Positive and negative fair values are gross amounts, i.e. no netting has been performed.

The Risk Report (p. 63) does not include the positive replacement costs of listed derivatives, since these are not subject to counterparty risk by definition.

Investment portfolio contracts		*Nominal amount/Residual term*			*Total*	*Positive*	*Negative*
€ mn		**<= 1 year**	**1–5 years**	**>= 5 years**		**fair values**	**fair values**
Interest rate derivates							
OTC products	– FRAs	2,822	–	30	2,852	1	7
	– Interest rate swaps						
	– Fixed rate swaps	4	69	15	88	–	2
	– Basis swaps	52	164	71	287	10	3
	– Interest rate swaps (IRS)	3,788	7,992	8,161	19,941	531	399
	– Interest rate options: purchases	–	106	170	276	–	–
	– Interest rate options: sales	84	139	269	492	–	7
Listed products	– Interest rate futures	6,917	2	–	6,919	–	–
	– Interest rate options: purchases	1	–	–	1	–	–
	– Interest rate options: sales	2	–	–	2	–	–
Total		**13,670**	**8,472**	**8,716**	**30,858**	**542**	**418**

Continued

Investment portfolio contracts		Nominal amount/Residual term			Total	Positive	Negative
€ mn		<= 1 year	1–5 years	>= 5 years		fair values	fair values
Currency-related derivatives							
OTC products	– Foreign exchange forwards	4,094	43	9	4,146	83	30
	– Cross-currency swaps	1,361	360	1,131	2,852	150	180
	– Other currency contracts	42	–	–	42	–	–
Listed Products	– Currency futures	105	16	–	121	–	1
	– Currency options: purchases	12	–	–	12	–	–
	– Currency options: sales	107	–	–	107	–	3
Total		**5,721**	**419**	**1,140**	**7,280**	**233**	**214**
Equity/index derivatives							
OTC products	– Equity/index options: purchases	777	1,157	5	1,939	104	–
	– Equity/index options: sales	16	12,400	256	12,672	–	165
	– Other equity/index contracts	940	22	–	962	516	30
Listed products	– Equity/index futures	2	–	–	2	–	–
	– Equity/index options: purchases	31	–	–	31	–	–
	– Equity/index options: sales	47	–	1	48	–	–
Total		**1,813**	**13,580**	**261**	**15,654**	**620**	**195**
Credit derivatives							
Credit Default Swaps	Protection Buyer	104	151	1 135	1 390	–	1
Total		**104**	**151**	**1 135**	**1 390**		**1**
Other Derivatives							
OTC products	– Other Contracts	272	–	–	272	3	17
Total		**272**			**272**	**3**	**17**
Grand total 2001		**21,580**	**22,622**	**11,252**	**55,454**	**1,398**	**846**
of which: products denominated in EUR						–	459
of which: products denominated in USD						293	216
of which: products denominated in GBP						2	9
of which: products denominated in JPY						66	106

This includes hedging instruments with positive fair values of €939 million and negative fair values of €465 million.

As a rule, nominal amounts serve only as reference values when determining mutually agreed settlement payments (e.g. interest claims and/or liabilities arising from interest rate swaps). As a result, they cannot be directly compared to claims and liabilities reported on the balance sheet.

Positive and negative fair values are gross amounts, i.e. no netting has been performed.

The Risk Report (p. 63) does not include the positive replacement costs of listed derivatives, since these are not subject to counterparty risk by definition.

V. Supplementary Information

(45) Fair value of financial instruments

The fair value of a financial instrument is the amount for which a financial instrument could be exchanged between knowledgeable, willing parties in an arm's length transaction. Where available, the most suitable measure for fair value is the market value. Financial instruments primarily include securities, loans, deposits and derivatives.

Assets	**31 Dec 2001**		31 Dec 2000	
	Fair value	**Carrying**	Fair value	Carrying
€ bn		**amount**		amount
Cash funds	6.9	6.9	5.3	5.3
Trading assets	126.0	126.0	103.4	103.4
Loans and advances to banks and customers	318.5	317.2	328.8	324.2
Investment securities	39.3	39.3	50.5	36.9

Liabilities	**31 Dec 2001**		31 Dec 2000	
	Fair value	**Carrying**	Fair value	Carrying
€ bn		**amount**		amount
Trading liabilities	45.8	45.8	49.4	49.4
Liabilities to banks and customers	299.3	298.9	274.0	274.6
Certificated liabilities and subordinated liabilities	125.0	123.6	131.1	128.9
Profit-participation certificates	2.2	2.0	2.2	2.0

In the absence of organised markets for most financial instruments – loans, deposits and unlisted derivatives – no direct market prices are available. Fair values for such instruments are determined using appropriate mathematical valuation models.

The fair value thus represents a theoretical value calculated for the balance sheet date, and on the basis of certain assumptions specific to the institution. As a result, there are limitations as to the suitability of fair value as a guide for the values that can be realised upon a future sale.

Financial Instruments due on sight

Financial instruments due on sight are valued at their carrying amount. These instruments include cash on hand, current account credit balances and demand deposits owed to banks and customers.

Loans and advances, liabilities

The market values are determined by calculating the future contractually agreed Cash-Flows, discounted using appropriate market interest rates. The differing credit quality of borrowers was taken into consideration by adjusting the discount rates appropriately.

Trading assets and liabilities

The Group carries trading assets and liabilities, which include debt and equity securities, derivatives and foreign exchange instruments, at their fair value.

Securities

Investment securities are classified as available-for-sale financial instruments in line with IAS 39 and measured at their fair value.

Long-term liabilities

Profit-participation certificates, certificated liabilities and subordinated liabilities are valued on the basis of quoted market prices, where available, taking into account several factors, including current market interest rates and the Group's credit rating. If no quoted prices are available, the fair value is established using mathematical models.

The Group has reviewed the unfunded portion of commitments to extend credit as well as existing standby facilities and other letters of credit and has determined that the fair value of such financial instruments is not material.

(46) Related party transactions

Dresdner Bank conducts banking transactions with related parties in the course of its normal business activities at normal market terms and conditions. The scope of such transactions is shown below.

Loans and advances and liabilities to affiliated enterprises:

€ mn	**31 Dec 2001**	31 Dec 2000
Trading assets	283	–
Loans and advances:		
Loans and advances to banks	1	–
Loans and advances to customers	400	129
Total	**684**	**129**
Liabilities:		
Liabilities to customers	4,325	47
Other liabilities	124	–
Subordinated liabilities	4	–
Total	**4,453**	**47**

Loans and advances and liabilities to non-affiliated enterprises:

€ mn	**31 Dec 2001**	31 Dec 2000
Loans and advances:		
Loans and advances to banks	814	1,089
Loans and advances to customers	2,083	1,915
Debt and other fixed-income securities	520	1,685
Total	**3,417**	**4,689**
Liabilities:		
Liabilities to banks	572	1,343
Liabilities to customers	242	246
Certificated liabilities	–	526
Subordinated liabilities	–	3
Total	**814**	**2,118**

Shareholder structure

At the end of 2001, Allianz Aktiengesellschaft held approximately 78% of the share capital of Dresdner Bank AG. This figure has now risen to around 96% as a result of forward transactions that were settled at the beginning of 2002.

Loans to shareholders

As part of the normal course of business, the Group grants loans to shareholders that are not at the same time employees. These transactions are entered into on an arm's-length basis.

Loans to members of the Board of Managing Directors and the Supervisory Board

Loans to Members of the Board of Managing Directors and liabilities assumed on their behalf totalled €3,830,832.40 (2000: €5,615,541.27). This included loans extended to, or liabilities assumed on behalf of managers of subsidiaries in the amount of €1,330,499.01 (2000: €1,211,135.33). Loans to Members of Dresdner Bank AG's Supervisory Board and liabilities assumed on their behalf totalled €30,605.46 (2000: €6,002.71). These transactions have been entered into at the usual terms. A list of all members of the Board of Managing Directors and the Supervisory Board is provided in the List of Board Members and Offices Held (see Note No. 50).

Emoluments of Board members

Emoluments granted to members of the Group's Board of Managing Directors totalled €13,857,006.97 (2000: €9,281,243.98), plus €3,751,348.53 from the redemption of the Long-term Incentive Plans for 1999 and 2000. Emoluments granted to members of the Group's Supervisory Board for fiscal year 2001 totalled €1,151,878.32 (2000: €1,339,053.91). Payments to former members of the Board of Managing Directors or their surviving dependants amounted to €10,029,772.42 (2000: €16,474,583.63), plus €1,127,623.57 from the redemption of the Long-term Incentive Plan for 1999. Pension provisions for these persons as at December 31, 2001 amounted to €97.2 million (2000: €78.4 million). Total emoluments of members of the Advisory Management Council were €956,400.00 (2000: €880,000.03). Payments to members of the other advisory boards totalled €1,652,418.00 (2000: €1,570,177.37).

(47) Significant subsidiaries, associated enterprises and joint ventures

Significant subsidiaries: Consolidated subsidiaries as at December 31, 2001 consisted of 75 domestic (2000: 58) and 65 foreign (2000: 44) entities, including nine sub-groups and 22 companies included as a result of the application of SIC 12.

79 domestic and 44 foreign group companies (2000: 89 domestic and 44 foreign group companies) were not included in the consolidated financial statements because its inclusion would not have altered the structure of the consolidated financial statements. The consolidated balance sheet total would have increased by only €169.7 million or 0.03% (2000: €97.6 million or 0.02%), while income would have increased by €0.4 million or 0.21% (2000: €27.1 million or 1.55%).

Two (2000: two) domestic entities and one foreign company were included in the consolidated financial statements on the basis of accounts prepared as at September 30, 2001, while 18 domestic entities were included in the consolidated financial statements on the basis of accounts prepared as at November 30, 2001. In the case of the Orbis Group limited subgroup, St.

Peter Port/Guernsey, the fiscal year ended on March 2002. An interim Report was drawn up at December 31, 2001. Since these entities are not material for the consolidated financial statements, their reporting dates were not harmonised to that of the parent company. No significant events relating to these entities occurred in the period to December 31, 2001.

In 2001, 28 domestic and 23 foreign (2000: six domestic and three foreign) companies were included for the first time; of these companies, Dresdner Kleinwort Wasserstein Group Inc., Wilmington/Delaware, New York has been made a new sub-group. Eleven domestic and three foreign entities (2000: one foreign entity) were deconsolidated.

Subsidiaries consolidated for the first time were accounted for using the book-value method. There were no differences in the principles applied compared to those of the previous year. In 2001, this resulted in goodwill amounting to €1,631 million (2000: €138 million). The development of goodwill is outlined in Note 22, Goodwill.

Associated enterprises: Investments in nine domestic (2000: four) and 17 foreign companies (2000: 21) have been disclosed as associated enterprises in the consolidated balance sheet and valued at equity. Eight (2000: eight) domestic associated enterprises have not been included in the consolidated financial statements because their inclusion would not have altered the structure of the consolidated financial statements.

Current income from these investments is included in net interest and current income.

Joint ventures: Two (2000: ten) joint ventures in which the Group holds stakes of 30% or 50% were also accounted for using the equity method. Two foreign (2000: one) joint ventures have not been included in the consolidated financial statements because their inclusion would not have altered the structure of the consolidated financial statements.

The Group's pro rata share of earnings and losses generated by these companies is included in net interest and current income, under current income from investments in enterprises valued using the equity method.

Our share in the aggregate assets and liabilities, as well as in the income and expenses of our joint ventures is set out below.

€ mn	**31 Dec 2001**	31 Dec 2000
Assets	651	1,242
Liabilities	218	1,119
Income	163	84
Expenses	116	66

List of shareholdings: The list of our shareholdings pursuant to section 313 (2) of the German Commercial Code is filed with the Commercial Register at the Frankfurt Local Court, under registration number HRB 14000. Significant subsidiaries are identified on pages 3 to 7, associated enterprises and joint ventures on page 7 of this list.

(48) Changes in the companies included in consolidation

New acquisitions:

Name and registered office:	Dresdner Kleinwort Wasserstein Group Inc., Wilmington/Delaware, New York
Business:	Investment bank
Date of merger:	January 4, 2001
Interest held in capital/voting rights:	100%

Name and registered office:	Aiolos Vermögensverwaltungsgesellschaft mbH, Munich
Business:	Asset Management
Date of merger:	December 1, 2001
Interest held in capital/voting rights:	77.2%

Other additions:

Domestic companies:
Allago AG, Bad Vilbel
dbi Euro Bond Portfolio, Frankfurt/Main
dbi European Equity Portfolio, Frankfurt/Main
dbi Global Bond Portfolio, Frankfurt/Main
dbi Global Equity Portfolio, Frankfurt/Main
dbi-Fonds AKAR, Frankfurt/Main
dbi-Fonds AKAS, Frankfurt/Main
dbi-Fonds AKAS Europa, Frankfurt/Main
dbi-Fonds AKAS SC, Frankfurt/Main
dbi-Fonds Ammerland, Frankfurt/Main
dbi-Fonds BAF, Frankfurt/Main
dbi-Fonds BAG, Frankfurt/Main
dbi-Fonds DAV, Frankfurt/Main
dbi-Fonds DBLA, Frankfurt/Main
dbi-Fonds DF, Frankfurt/Main
dbi-Fonds Euroland, Frankfurt/Main
dbi-Fonds Global Equity Q, Frankfurt/Main
dbi-Fonds MAXIMILIAN, Frankfurt/Main
dbi-Fonds Ostfriesland, Frankfurt/Main
dbi-Fonds WE, Frankfurt/Main
DDS Dresdner Direktservice GmbH, Duisburg (previously DreTel Gesellschaft für Teleservice und Zahlungsverkehrsdienstleistungen mbH, Frankfurt/Main)
DresdnerGrund-Fonds, Frankfurt/Main
First European ALPHA Beteiligungs GmbH, Frankfurt/Main
GENUJO Beteiligungs-GmbH, Frankfurt/Main
Zehnte Herakles-Beteiligungs-Gesellschaft mbH & Co.KG, Bad Vilbel
Zweite FraMü Beteiligungs GmbH, Frankfurt/Main
Zweite Sonnenplatz Beteiligungs-Gesellschaft mbH, Bad Vilbel

Foreign companies:
Afore Allianz Dresdner SA de CV, Mexico City
Assurance Finance Europe SA, Paris
Assurance Vie et Prévoyance (AVIP IARD) SA, Paris
Assurance Vie et Prévoyance (AVIP) SA, Paris
Bank Powierniczo-Gwarancyjny SA, Warsaw
Cathedral, London
Deutscher Investment Trust O.O.O., Moscow
Dresdner Bank Croatia dd, Zagreb
Dresdner Bank CZ as, Prague
Dresdner Bank (Hungaria) Rt., Budapest
Dresdner Bank ZAO, St. Petersburg
Dresdner Banque Nationale de Paris, Santiago de Chile
Dresdner Capital LLC III, Wilmington/Delaware, New York
Dresdner Capital LLC IV, Wilmington/Delaware, New York
Dresdner Gazdasági Szolgáltató Kft., Budapest
Dresdner Polska Verwaltungs Spolka z ograniczona odpowiedzialnoscia, Warsaw
Inversiones DBLA, Santiago de Chile
Portal Company ltd, St. Peter Port/Guernsey
Receivable Partners Inc, Wilmington/Delaware, New York
Silver Lux Inc., Grand Cayman
Weser-Ems International Bond Fund, Dublin

Deconsolidated companies:

Name	Reason for deconsolidation
Albertini & C. SGR SpA, Milan	Sale
Dresdner Capital International Kapitalanlage-gesellschaft mbH i. L., Frankfurt/Main	In Liquidation
WKV-Bank GmbH, Munich	Sale
Dresdner Bank Berlin Finanz-Service GmbH & Co. Objekt Berlin Kurfürsteneck KG, Berlin	Accrued to Merkur Grundstücks-Gesellschaft
Dresdner Bank Berlin Finanz-Service GmbH & Co. Objekt Leipzig Jägerhof KG, Berlin	Accrued to Merkur Grundstücks-Gesellschaft
Fünfte Herakles Beteiligungs-Gesellschaft mbH & Co. KG, Bad Vilbel	Accrued to Dresdner Bank AG
GBG Gallus-Bau-Gesellschaft mbH & Co. KG, Berlin	Accrued to Dresdner Bank AG
Grundstücksgesellschaft Wiesbaden E. Klockmann GmbH & Co. KG, Berlin	Accrued to Dresdner Bank AG
HBG Hansa-Bau-Gesellschaft mbH & Co. KG, Berlin	Accrued to Dresdner Bank AG
M. Schweitzer Grundbesitz-und Verwaltungs-GmbH & Co. KG, Berlin	Accrued to Dresdner Bank AG
Sechste Herakles Beteiligungs-Gesellschaft mbH & Co. KG, Bad Vilbel	Accrued to Dresdner Bank AG
Siebte Herakles Beteiligungs-Gesellschaft mbH & Co. KG, Bad Vilbel	Accrued to Dresdner Bank AG
Transoptions SA i. L., Lausanne	In Liquidation

Change of name:

New name	Previous name
Advance Private Finance AG, Frankfurt/Main	Dresdner Vermögensberatungsgesellschaft mbH, Frankfurt/Main
Dresdner Bank Gestions France SAS, Paris	Dresdner Kleinwort Benson (Marchés), Paris
Dresdner Kleinwort Wasserstein (Japan) Ltd, Tokyo	Dresdner Kleinwort Benson (Asia) Ltd, Hong Kong
Dresdner Kleinwort Wasserstein (South East Asia) Ltd, Singapore	Dresdner Kleinwort (South East Asia) Ltd, Singapore
Dresdner Kleinwort Wasserstein Australia Ltd, Sydney	Dresdner Kleinwort Benson Australia Ltd, Sydney
Dresdner Kleinwort Wasserstein Beteiligungs-Gesellschaft mbH, Frankfurt/Main	Dresdner Kleinwort Benson Beteiligungs-Gesellschaft mbH, Frankfurt/Main
Dresdner Kleinwort Wasserstein Equipment LLC, New York	Dresdner Kleinwort Benson North America Equipment LLC, New York
Dresdner Kleinwort Wasserstein Group Ltd, London	Kleinwort Benson Group, London
Dresdner Kleinwort Wasserstein LLC, Moscow	Dresdner Kleinwort Benson O.O.O. Russland, Moscow
Dresdner Kleinwort Wasserstein Research GmbH, Frankfurt/Main	Dresdner Kleinwort Benson Research GmbH, Frankfurt/Main
Dresdner Kleinwort Wasserstein Securities LLC, New York	Dresdner Kleinwort Benson North America LLC, New York
Dresdner Kleinwort Wasserstein Securities SIM SpA, Milan	Albertini & C. SIM SpA, Milan
Dresdner Kleinwort Wasserstein Services LLC, New York	Dresdner Kleinwort Benson North America Services LLC, New York

In addition, changes occurred with respect to sub-groups.

(49) Events occurring after the balance sheet date

The Board of Managing Directors of Dresdner Bank AG proposes that the distributable profit of €753 million be used to pay a dividend of €0.70 per share, and that €350 million be appropriated to the reserves.

(50) List of Board Members and Office Held

Supervisory Board

Name Professsion	Office held in other statutory supervisory boards of domestic companies	Membership of comparable supervisory bodies of business enterprises in Germany and abroad
Dr. jur. Henning Schulte-Noelle **Chairman** Chairman of the Board of Managing Directors of Allianz AG	Allianz Versicherungs-AG, Munich *) (Chairman) Allianz Lebensversicherungs-AG, Stuttgart *) (Chairman) BASF AG, Ludwigshafen E.ON AG, Dusseldorf Linde AG, Wiesbaden (Deputy Chairman) Münchener Rückversicherungs-Gesellschaft AG, Munich (Deputy Chairman) Siemens AG, Munich ThyssenKrupp AG, Dusseldorf	AGF, Paris *) (Vice president) RAS, Milan *) (Vice president)
Dipl.-Kfm. Uwe Plucinski **Deputy Chairman** Chairman of the Group Employees' council of Dresdner Bank AG	Allianz AG, Munich	BVV Versicherungsverein des Bankgewerbes a.G., Berlin
Klaus Carlin Consultant (until 11.5.2001)	Allianz AG, Munich	–
Meinhard Carstensen Former Menber of the Board of Managing Directors of Dresdner Bank AG (until 31.12.2001)	Norddeutsche Affinerie AG, Hamburg	–
Reinhard Drönner Trade union secretary of ver.di Vereinte Dienstleistungs-gewerkschaft	Oldenburgische Landesbank AG, Oldenburg	–
Claudia Eggert-Lehmann Member of staff of Dresdner Bank AG	–	–
Bernhard Enseling Member of staff of Dresdner Bank AG	–	–
Dr. Martin Frühauf Legal counsellor	–	Aventis S.A., Schiltigheim (Deputy Chairman) Landesbank Hessen-Thüringen Girozentrale, Frankfurt/Main
Peter Haimerl Chairman of the Central Employees' Council of Dresdner Bank AG	Allianz AG, Munich	–
Manfred Karsten Member of staff of Oldenburgische Landesbank AG	Oldenburgische Landesbank AG, Oldenburg (Deputy Chairman)	–

*) Office held within the respective Group.

Supervisory Board

Name Professsion	Office held in other statutory supervisory boards of domestic companies	Membership of comparable supervisory bodies of business enterprises in Germany and abroad
Ainis Kibermanis Member of staff of Dresdner Bank AG	–	–
Bernd Kriegeskorte Member of staff of Dresdner Bank AG	RATHGEBER AG, Munich (Deputy Chairman) Arabella Hotel Holding AG, Munich	–
Dr. Heinz Kriwet Member of the Supervisory Board of ThyssenKrupp AG	Allianz Lebensversicherungs-AG, Stuttgart Siemens AG, Munich ThyssenKrupp AG, Dusseldorf	–
Prof. Dr. Edward G. Krubasik Member of the Board of Managing Directors of Siemens AG	BSH Bosch-Siemens-Hausgeräte GmbH, Munich *) KSB Aktiengesellschaft, Frankenthal Mannesmann Plastics Machinery AG, Munich (Chairman) Siemens Dematic AG, Nuremberg *) (Chairman) Siemens VDO Automotive AG, Regensburg *) (Chairman) Mannesmann Sachs AG, Schweinfurt (Chairman) Stinnes AG, Mülheim/Ruhr	Siemens S. A., Paris *) Siemens A/S, Oslo *) Siemens Building Technologies AG, Zurich *) (Chairman) Siemens S. A., Brussles *) (Chairman)
Dr. Dietmar Kuhnt Chairman of the Board of Managing Directors of RWE AG	Allianz Versicherungs-AG, Munich Hapag-Lloyd AG, Hamburg Heidelberger Druckmaschinen AG, Heidelberg *) (Chairman) HOCHTIEF AG, Essen *) (Chairman) mg technologies ag, Frankfurt/Main PREUSSAG AG, Berlin/Hanover RWE Plus Aktiengesellschaft, Essen *) (Chairman) RWE Power Aktiengesellschaft, Essen *) (Chairman)	Thames Water plc., London (Chairman of the Board)
Michel Pébereau Président Directeur Général of BNP Paribas S. A.	–	AXA S. A., Paris BNP Paribas S. A., Paris *) (Président du Conseil d'Administration) BNP UK Holdings Limited, London *) Galeries Lafayette, Paris Lafarge S. A., Paris Renault S. A., Boulogne-Billancourt Total Fina Elf S. A., Paris La Compagnie de Saint Gobain, Paris

*) Office held within the respective Group.

Supervisory Board

Name Professsion	Office held in other statutory supervisory boards of domestic companies	Membership of comparable supervisory bodies of business enterprises in Germany and abroad
Stefan Quandt Chairman of the Supervisory Board of DELTON AG	Bayerische Motoren Werke AG, Munich (Deputy Chairman) CEAG AG, Bad Homburg v. d. H. DELTON AG, Bad Homburg v. d. H. (Chairman) Gerling-Konzern Allgemeine Versicherungs-AG, Cologne	Data Card Corp., Minneapolis, USA
Sultan Salam Member of staff of Dresdner Bank AG	–	–
Dr. Hans-Jürgen Schinzler Chairman of the Board of Managing of Münchener Rückversicherungs-Gesellschaft AG	Allianz Lebensversicherungs-AG, Stuttgart (Deputy Chairman) ERGO Versicherungsgruppe AG, Düsseldorf (Chairman) MAN AG, Munich (Deputy Chairman)	Aventis S. A., Schiltigheim Dresdner Kleinwort Benson North America Inc., Wilmington
Uwe Spitzbarth Union Secretary of ver.di Vereinte Dienstleistungs-gewerkschaft (from 18. 5. 2001)	Citicorp Deutschland AG, Dusseldorf	–
Dr. Alfons Titzrath Former Member of the Board of Managing Directors of Dresdner Bank AG	Allianz AG, Munich (Deputy Chairman) Celanese AG, Kronberg Münchener Rückversicherungs-Gesellschaft AG, Munich RWE AG, Essen VAW aluminium AG, Bonn Deutsche Lufthansa AG, Cologne	–

*) Office held within the respective Group.

Board of Managing Directors

Name Professsion	Office held in other statutory supervisory boards of domestic companies	Membership of comparable supervisory bodies of business enterprises in Germany and abroad
Prof. Dr. Bernd Fahrholz Chairman	Advance Holding AG, Munich (Chairman) Bayerische Motoren Werke AG, Munich Fresenius Medical Care AG, Hof/Saale Heidelberger Zement AG, Heidelberg	Banco General de Negocios S.A., Buenos Aires BNP PARIBAS S.A., Paris Dresdner Kleinwort Benson North America Inc., Wilmington *)
Prof. Dr. Gerhard Barth (until 31.12.2001)	Bauer & Partner Aktiengesellschaft The Business and Technology Group, Senden (Chairman) DREGIS Dresdner Global IT-Services Gesellschaft mbH, Frankfurt/Main *) (Chairman) GFT Technologies AG, St. Georgen	Clearstream International S.A., Luxembourg INSIDERS Information Management GmbH, Kaiserslautern INSIDERS Wissensbasierte Systeme GmbH, Kaiserslautern
Leonhard H. Fischer	Deutsche Börse AG, Frankfurt/Main Deutscher Investment-Trust Gesellschaft für Wertpapieranlagen mbH, Frankfurt/Main *) EUREX Clearing AG, Frankfurt/Main EUREX Frankfurt Aktiengesellschaft, Frankfurt/Main itelligence AG, Frankfurt/Main K + S Aktiengesellschaft, Kassel NorCom Information Technology AG, Munich	Dresdner Bank Luxembourg S.A., Luxembourg *) Dresdner Kleinwort Wasserstein (Japan) Limited, Hong Kong/Tokyo *) (Chairman) Dresdner Kleinwort Wasserstein Group Inc., Wilmington *) Dresdner Kleinwort Benson North America Inc., Wilmington *) (Chairman) EUREX Zürich AG, Zurich
Klaus-Michael Geiger (from 1.12.2001)	–	Aspelle Limited, London
Dr. Andreas Georgi	Advance Holding AG, Munich Asea Brown Boveri Aktiengesellschaft, Mannheim DEGI Deutsche Gesellschaft für Immobilienfonds mbH, Frankfurt/Main *) Degussa AG, Dusseldorf Deutsche Hyp Deutsche Hypothekenbank Frankfurt-Hamburg AG, Frankfurt/Main *) Deutscher Investment-Trust Gesellschaft für Wertpapieranlagen mbH, Frankfurt/Main *) Dresdner Bauspar AG, Bad Vilbel *) (Chairman) Oldenburgische Landesbank AG, Oldenburg *) Stinnes AG, Mülheim/Ruhr	Dresdner Asset Management (Germany) GmbH, Frankfurt/Main *) Dresdner Bank Luxembourg S.A., Luxembourg *) (Vice President) Dresdner Bank (Schweiz) AG, Zurich *) (President) Privatinvest Bank AG, Salzburg *) (Deputy Chairman) Felix Schoeller Holding GmbH & Co. KG, Osnabrück Reuschel & Co., Munich *)

*) Office held within the respective Group.

Board of Managing Directors

Name Professsion	Office held in other statutory supervisory boards of domestic companies	Membership of comparable supervisory bodies of business enterprises in Germany and abroad
Dr. Joachim v. Harbou (until 31.12.2001)	DEGI Deutsche Gesellschaft für Immobilienfonds m.b.H., Frankfurt/Main *) (Deputy Chairman) Deutsche Hyp Deutsche Hypothekenbank Frankfurt-Hamburg AG, Frankfurt/Main *) (Chairman) Dresdner Bank Lateinamerika Aktiengesellschaft, Hamburg *) (Chairman) ERGO Versicherungsgruppe Aktiengesellschaft, Dusseldorf Hamburger Hafen- und Lagerhaus AG, Hamburg Karstadt Warenhaus AG, Essen Nestlé Deutschland AG, Frankfurt/Main Oldenburgische Landesbank AG, Oldenburg *) Rheinmetall AG, Berlin RÜTGERS Aktiengesellschaft, Essen RWE-DEA Aktiengesellschaft für Mineralöl und Chemie, Hamburg RWE Plus Aktiengesellschaft, Essen ThyssenKrupp Materials AG, Dusseldorf	Dresdner Bank Luxembourg S.A., Luxembourg *) (Président) Kommanditgesellschaft Allgemeine Leasing GmbH & Co., Grünwald
Heinrich Karl Linz (from 1.4.2001)	–	Deutscher Investment-Trust O.O.O., Moscow *)
Joachim Mädler	Aquin AG, Hamburg (Deputy Chairman) Deutscher Investment-Trust Gesellschaft für Wertpapieranlagen mbH, Frankfurt/Main *) (Chairman) dresdnerbank investment management Kapitalanlagegesellschaft mbH, Frankfurt/Main *) (Chairman) Dresdner Bank Lateinamerika Aktiengesellschaft, Hamburg *) (Deputy Chairman)	Dresdner Asset Management Ltd., Singapore *) (Chairman) Dresdner Asset Management (Germany) GmbH, Frankfurt/Main *) (Chairman) Dresdner Bank (Schweiz) AG, Zurich *) (Vice President) Dresdner RCM Global Investors (Jersey) Limited, Jersey *) Dresdner RCM Global Investors LLC, San Francisco *) Dresdner RCM Global Investors US Holdings LLC, Wilmington *) MEIJI Dresdner Asset Management Co. Ltd., Tokyo

*) Office held within the respective Group.

Board of Managing Directors

Name Professsion	Office held in other statutory supervisory boards of domestic companies	Membership of comparable supervisory bodies of business enterprises in Germany and abroad
Dr. Horst Müller	BATIG Gesellschaft für Beteiligungen mbH, Hamburg British-American Tobacco (Germany) GmbH, Hamburg British-American Tobacco (Industrie) GmbH, Hamburg Buderus AG, Wetzlar DEGI Deutsche Gesellschaft für Immobilienfonds m.b.H., Frankfurt/Main *) (Chairman) EUROPA CARTON GmbH, Hamburg (Chairman) Hermes Kreditversicherungs-AG, Hamburg	debis AirFinance B.V., Amsterdam BVV Versicherungsverein des Bankgewerbes a.G., Berlin (Deputy Chairman)
Dr. Bernd W. Voss (until 31.12.2001)	Continental AG, Hanover E.ON AG, Dusseldorf KARSTADT QUELLE Aktiengesellschaft, Essen Oldenburgische Landesbank AG, Oldenburg *) (Chairman) PREUSSAG AG, Berlin/Hanover Quelle AG, Fürth/Bavaria Volkswagen Aktiengesellschaft, Wolfsburg Wacker Chemie Gesellschaft mit beschränkter Haftung, Munich	Reuschel & Co., Munich *) (Chairman)

*) Office held within the respective Group.

Office held by members of staff

Name Profession	Offices held in statutory supervisory boards of large corporations
Dr. A.-M. Graf von Ballestrem	MATERNUS-Kliniken AG, Bad Oeynhausen
Frank Brade	REMAG AG, Mannheim
Wolfgang Dambmann	DEGI Deutsche Gesellschaft für Immobilienfonds m.b.H., Frankfurt/Main *) DETECON GmbH, Bonn DREGIS Dresdner Global IT-Services Gesellschaft mbH, Frankfurt/Main *) dresdnerbank investment management Kapitalanlagegesellschaft mbH, Frankfurt/Main *) Dynamit Nobel Aktiengesellschaft, Troisdorf
Gottfried Finken	Rheinhold & Mahla AG, Munich
Jürgen Flohr	Otavi Minen AG, Eschborn/Ts.
Volker von Franqué	Schwälbchen Molkerei Jakob Berz AG, Bad Schwalbach (Deputy Chairman)
Michael Fritzsche	Rhodia Acetow GmbH, Freiburg i. Br.
Hans Krogmann	Blohm + Voss GmbH, Hamburg Deutsche Schiffsbank AG, Hamburg/Bremen
Dr. Andreas Leimbach	itelligence AG, Frankfurt/Main
Dr. Altfried M. Lütkenhaus	TeSSAG Technische Systeme & Services Aktiengesellschaft, Frankfurt/Main
Gert Jürgen Müller	GZS Gesellschaft für Zahlungssysteme mbH, Bad Vilbel SchmidtBank Kommanditgesellschaft auf Aktien, Hof/Saale
Dr. Jürgen Neuhaus	Eisen- und Hüttenwerke AG, Cologne INTERSEROH Aktiengesellschaft zur Verwertung von Sekundärrohstoffen, Cologne
Gerhard Richter	ADVANCE Bank Aktiengesellschaft, Munich *) (Deputy Chairman) DEGI Deutsche Gesellschaft für Immobilienfonds m.b.H., Frankfurt/Main *) DREGIS Dresdner Global IT-Services Gesellschaft mbH, Frankfurt/Main *) Dresdner Bauspar AG, Bad Vilbel *)
Dr. Manfred Schaudwet	Aachener und Münchener Lebensversicherung AG, Aachen dresdnerbank investment management Kapitalanlagegesellschaft mbH, Frankfurt/Main *) Fresenius AG, Bad Homburg v. d. H.
Michael Schilling	Blohm + Voss Holding Aktiengesellschaft, Hamburg STEAG HamaTech AG, Sternenfels

*) Office held within the respective Group.

Frankfurt/Main, 20 March 2002

Dresdner Bank
Aktiengesellschaft

(51) Auditors' Opinion

We have audited the consolidated financial statements prepared by Dresdner Bank Aktiengesellschaft, Frankfurt/Main, consisting of the balance sheet, the income statement and the statements of changes in equity and cash flows as well as the notes to the financial statements for the business year from January 1 to December 31, 2001. The preparation and the content of the consolidated financial statements according to the International Accounting Standards of the IASC (IAS) are the responsibility of the Company's Board of Managing Directors. Our responsibility is to express an opinion, based on our audit, whether the consolidated financial statements are in accordance with IAS.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW) as well as in accordance with the International Standards on Auditing (ISA). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and expectations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements is examined on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of the consolidated companies, the scope of consolidation, the accounting and consolidation principles used and significant estimates made by the Company's Board of Managing Directors, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows for the business year in accordance with IAS.

Our audit, which according to German auditing regulations also extends to the group management report prepared by the Board of Managing Directors for the business year from January 1 to December 31, 2001, has not led to any reservations. In our opinion, on the whole the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from January 1 to December 31, 2001 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Frankfurt/Main, March 20, 2002

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Prof. Windmöller	Borgel
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Chartered Accountant)	(German Chartered Accountant)



Joie de vivre. Life is only half the fun when we take everything too seriously. Of course, some things are serious by nature. By recognising what's important and what's not, we can enjoy the good things in life more. And that's something everyone enjoys doing.




UK/Ireland
Dublin
Guildford
London
St. Helier/
Jersey
St. Peter Port/
Guernsey
Benelux
Amsterdam
Brussels
Gouda
Luxembourg
Scandinavia
Copenhagen
Stockholm
Central and Eastern
Europe
Bratislava
Budapest
Kiev
Moscow
Prague
Riga
St. Petersburg
Warsaw
Frankfurt/Main
Portugal/
Spain
Lisbon
Madrid
Marbella
France
Lyon
Paris
Austria/
Switzerland
Geneva
Lugano
Salzburg
Wien
Zurich
Italy
Milan
Rome
South East Europe
Athens
Istanbul
Zagreb



Central and Latin America
Asunción
Belo Horizonte
Bogotá
Buenos Aires
Campinas
Caracas
George Town/
Grand Cayman
Guatemala City
La Paz
Lima
Mexico City
Montevideo
Panama City
Quito
Rio de Janeiro
San José
San Salvador
Santiago de Chile
São Paulo
Asia
Almaty
Baku
Beirut
Dubai
Guangzhou
Hanoi
Hong Kong
Izmir
Jakarta
Kuala Lumpur
Labuan
Manila
Seoul
Shanghai
Singapore
Taipeh
Taschkent
Teheran
Tokyo
North America
Boston
Chicago
Los Angeles
Miami
New York
San Francisco
Toronto
Africa
Cairo
Johannesburg
Australia
Sydney

Advisory Management Council

Dr. jur. Henning Schulte-Noelle
Chairman from 23. 7. 2001
Chairman of the Board of Managing Directors of Allianz AG,
Munich

Dr. Alfons Titzrath
(until 23. 7. 2001)
Chairman until 23. 7. 2001
Frankfurt/Main

Dr. Peter Adolff
Member of the Supervisory Board of Robert Bosch GmbH,
Stuttgart

Dipl.-Ing. Herbert Bodner
Chairman of the Board of Managing Directors of Bilfinger Berger AG,
Mannheim

Dr. Uwe-Ernst Bufe
Frankfurt/Main

Dr. Gerhard Cromme
Chairman of the Supervisory Board of ThyssenKrupp AG, Dusseldorf

Jürgen Dormann
Chairman of the Board of Managing Directors of Aventis SA, Strasbourg

Dr.-Ing. E. h. Heinz Dürr
Chairman of the Supervisory Board of Dürr AG, Stuttgart

Dr. Michael Frenzel
Chairman of the Board of Managing Directors of Preussag AG,
Hanover

Dr. Hans Michael Gaul
Member of the Board of Managing Directors of E.ON AG,
Dusseldorf

Dr. Hubertus von Grünberg
Chairman of the Supervisory Board of Continental Aktiengesellschaft,
Hanover

Dr. Karl Gutbrod
Member of the Supervisory Board of Robert Bosch GmbH,
Stuttgart

Dr. Claus Dieter Hoffmann
Member of the Board of Management of Robert Bosch GmbH,
Stuttgart

Rolf Hülstrunk
Member of the Supervisory Board of Heidelberger Zement AG,
Heidelberg

Dr. Friedrich Janssen
Member of the Board of Managing Directors of Ruhrgas AG,
Essen

Dr. iur. Heribert Johann
Chairman of the Shareholders' Committee of C. H. Boehringer Sohn,
Ingelheim

Dr. Eberhard von Koerber
Zurich

Prof. Dr. rer. nat.
Hans Joachim Langmann
Chairman of the Executive Board
and Family Council of E. Merck,
Darmstadt

Dr. Kurt J. Lauk
(until 30.6.2001)
Stuttgart

Dr. Hartmut Mehdorn
Chairman of the Board of Managing
Directors of Deutsche Bahn AG,
Berlin

Dr. Lothar Meyer
Chairman of the Board of Managing
Directors of ERGO Versicherungs-
gruppe AG,
Dusseldorf

Dr. Karl Josef Neukirchen
Chairman of the Board of Managing
Directors of mg technologies ag,
Frankfurt/Main

Dr. Jens Neumann
Chairman of the Board of Managing
Directors of Volkswagen AG,
Wolfsburg

Dr. Jens Odewald
Chairman of the Board of Directors
of Odewald & Compagnie GmbH,
Berlin

Dipl.-Kfm. Robert Raeber
Chairman of the Supervisory Board
of Nestlé Deutschland AG,
Vevey

Dr. Dirk Refäuter
Chairman of the Executive Board
of Süddeutscher Verlag GmbH,
Munich

Dr. Ingo Riedel
Chairman of the Board of Managing
Directors of Schickedanz Holding
AG & Co. KG,
Fürth

Dr. Peter Rohde
Chairman of the Board of Managing
Directors of Dyckerhoff Aktien-
gesellschaft,
Wiesbaden

Dipl.-Geologe Dr.-Ing. E.h.
Günther Saßmannshausen
Member of the Supervisory Board of
Preussag AG,
Hanover,
Honorary Chairman of the Super-
visory Board of
Deutsche Bahn AG,
Berlin

Dr. Dieter Schadt
Duisburg

Prof. Dr. Hans Eberhard Scheffler
Hamburg

Dr. rer. pol. Eberhard Schleicher
General Partner of E. Schwenk KG,
Ulm

Dr. Manfred Schneider
Chairman of the Board of Managing
Directors of Bayer AG,
Leverkusen

Klaus Schweickart
Chairman of the Board of Managing
Directors of ALTANA AG,
Bad Homburg v.d.H.

Jobst D. Siemer
Chairman of the Board of Managing
Directors of ExxonMobil Central
Europe
Holding GmbH,
Hamburg

Dr. Ron Sommer
Chairman of the Board of Managing
Directors of Deutsche Telekom AG,
Bonn

Karl Starzacher
Chairman of the Board of Managing
Directors of RAG Aktiengesellschaft,
Essen

Dr. Heinz-Gerd Stein
Member of the Board of Managing
Directors of ThyssenKrupp AG,
Duisburg

Prof. Dr. h.c. Dieter Stolte
Director of
Zweites Deutsches Fernsehen,
Mainz

Dr. Rolf Stomberg
Hamburg

Wolfgang Urban
Chairman of the Board of Managing
Directors of KarstadtQuelle AG,
Essen

Dipl.-Ing. Dr.-Ing. E. h. Jürgen
Weber
Chairman of the Board of Managing
Directors of Deutsche Lufthansa
Aktiengesellschaft,
Cologne

Dr. Hans-Dietrich Winkhaus
President of the Cologne Institute
for Business Research
(Institut der deutschen Wirtschaft),
Cologne

Bernd Wrede
Hamburg

Glossary

Asset Management: The management of (financial) assets for private and institutional clients.

BIS: Abbreviation for the Bank for International Settlements.

Bookbuilding: Method used in the placement of securities, in which investors' subscription requests and price preferences are recorded centrally by the bookrunner (or bookbuilder). Information derived from this procedure is used to determine the terms on which allocations are made.

Call option: The right to buy an underlying instrument (such as securities or foreign currency) from a counterparty at a set price within a certain period of time, or on a certain date.

Capital ratio (BIS): A ratio calculated by banks conducting international business, in accordance with the Basel Capital Accord drawn up under the guidance of the Bank for International Settlements. It expresses the ratio of liable capital to certain assets subject to risk.

Cash Management: A range of services that allows companies to optimise their liquidity and profitability management.

Corporate Finance: A term referring to company funding via shareholders' equity or debt financing, and related advisory services.

Corporate governance: Corporate governance helps companies to implement responsible, value-driven management. It aims to promote and extend the mutual trust between the company and its management on the one hand, and the company's shareholders, lenders, employees, business partners, customers, and the public on the other. The conditions of corporate governance are determined by statutory requirements (such as legislation on accounting, banking supervision and capital markets), recognised national and international codes of conduct, and accepted practice.

Corporates & Markets: In summer 2001, the former Dresdner Bank Corporate Customers and Investment Banking divisions were combined to form a new division, Corporates & Markets. This move was aimed at exploiting commonalities and synergy effects between the Corporate Customers and Investment Banking divisions on the one hand, and between Corporates & Markets and the Private and Business Clients division on the other.

Cost-income ratio: The cost-income ratio relates the sum of administrative expenses and goodwill amortisation to the sum of net interest and current income, net fee and commission income, net trading income and the balance from other income and expenses (excluding goodwill amortisation).

Custody business: Services associated with the settlement, safekeeping and administration of securities for institutional clients.

Derivatives (derivatives business): Financial products which are derived from underlying instruments (such as equities, bonds, foreign exchange or indices), the price of which is calculated from the price of another security or financial product. The most frequently used forms of derivatives are → swaps, options and → futures.

Dow Jones Sustainability Group Index (DJSGI): A share index based on the Dow Jones Global Index, listing leading global companies on the basis of economic, environmental and social criteria.

E-commerce: E-commerce describes the use of electronic media, such as the internet, to settle business transactions. This comprises both "B2B" (business to business) transactions between enterprises, and "B2C" (business to consumer) transactions carried out by private individuals through the internet.

Economic capital requirement: An indicator for quantifying all unexpected losses resulting from counterparty, country, market, operational, and business risks. By contrast to the capital requirement determined in accordance with BIS capital adequacy rules or in accordance with the Kreditwesengesetz (German Banking Act), the economic capital requirement is determined using the bank's own internal risk measurement procedures.

Equity method: A method of consolidating enterprises, i.e. of accounting for them in the consolidated financial statements. Accounting "at equity" is based on the historical cost of the investment, which is carried in subsequent years in accordance with the development of the prorated equity interest as reported on the balance sheet.

Fair value: The amount for which a financial instrument could be exchanged between knowledgeable, willing and independant parties.

Financial advisory: Advice to government authorities or private organisations, for example with respect to privatisation projects or planned investments.

Fund of funds: An investment fund in which the fund manager invests in a mix of other, usually specialised funds, depending on his or her investment objectives, rather than in individual equities or bonds.

Futures: Standardised forward contracts under which the contracting parties are obliged to buy or sell a certain underlying instrument (securities, foreign exchange, precious metals, etc.) at a given date in the future, and at a price determined on an exchange.

IAS: International Accounting Standards. The IAS accounting principles are drawn up by an international committee in order to facilitate the international comparison of financial statements. The primary objective of the IAS is to reach a broad audience with essential information for decision-making on financial statements, in particular investors.

Integrated financial services provider: Combination of a bank and an insurance company with the aim of offering customers a single source for their banking and insurance requirements.

Investment Banking: → Corporates & Markets.

Investment fund: A set of diversified assets managed by an investment company and held in custody by a custodian bank. Under German investment law, these assets represent a separate legal entity (Sondervermögen).

Joint venture: A company or virtual business unit founded and jointly managed by up to several, but usually two, companies.

Mergers & Acquisitions (M&A): The brokering of equity interests: the purchase and sale of companies and units. M&A is usually performed with the objectives of penetrating national or international markets, product differentiation, or access to technology in mind.

Relationship management: Client management where one relationship manager acts as a central contact, coordinating the relationships between the bank and the respective client at a global level.

Replacement costs, positive: Positive replacement costs for derivative positions correspond to the additional expenditure or reduced revenue that would result from the replacement of that position in the event of potential counterparty default.

Repurchase ("repo") transaction: An agreement involving the transfer of securities against payment to a counterparty and their repurchase at set terms at a later date. From the repo lender's perspective, this is referred to as a "reverse repo" transaction.

Return on equity (RoE): An indicator that expresses the ratio of net income, or income before taxes, to average shareholders' equity.

Scoring: A procedure whereby a risk profile is used to assess the risk factors of an investment or loan, applying qualitative and quantitative methods.

Segment reporting: Disclosure of earnings, net worth and other financial information for individual business segments (divisions) and geographical regions. Segment reporting is an essential instrument with which to enhance corporate transparency.

Standard default costs: The estimated expected loss on receivables based on historical credit risk parameters such as default rates and recovery ratios. Since they represent operational lending costs, they must be taken into account as an operating cost component at the time the transaction is concluded.

Swaps: A general term used for the exchange of underlying instruments, rights etc., in particular the exchange of cash flows in the same currency (= interest rate swap) or in different currencies (= cross-currency swap).

Syndicated loan: A large loan that is distributed ("syndicated") among several lenders for the purpose of diversification.

Transaction Banking: The bundling of sales, production and IT infrastructure for products and services in the areas of securities services, → custody business, payment services, → cash management and → treasury services.

Treasury services: Services associated with the settlement of transactions involving foreign currencies, cash, precious metals and over-the-counter (OTC) derivatives.

Underwriting: Participation in a securities issue with the obligation to subscribe to ("underwrite") a certain number of shares personally, should it not be possible to place the entire issue with investors.

Value-at-Risk (VaR): Value-at-risk is defined as the potential loss which may occur during a pre-defined period of time, based on a given confidence level and certain assumptions regarding changes to market parameters. This statistical figure is used to compare market risks across the bank's various portfolios.

Volatility: The extent and intensity of fluctuations in market prices, interest rates, or entire markets.







Dream. Dreams are precisely that – until they are realised. If you have a dream, you naturally want to bring it to life, even when it means testing the limits – both in personal and financial matters. In the first case you have to be able to rely on yourself; in the second, on good advice.

Index



Title
Eye (detail).



Page 4–5
Chromosomes
under a microscope.



Page 16–17
Burning chlorine gas (detail).



Page 22–23
A drop of water on a lotus leaf.



Page 36–37
Frogs on a leaf
with the light shining through.



Page 44–45
Architectural close-up
showing light and shadow.



Page 88–89
Close-up of traffic light
taken on the move.



Page 164–165
Disco ball and reflections.



Page 174–175
Screenshot of the
digitally generated word "dream".

Acknowledgements/ Additional information

Contact address
Dresdner Bank AG
Press and Capital Markets Communication
60301 Frankfurt/Main, Germany

Telephone: +49 69 263-12631
Telefax: +49 69 263-7234

Street address
Dresdner Bank AG
Jürgen-Ponto-Platz 1
60329 Frankfurt/Main, Germany

Internet sites
http://www.dresdner-bank.com
http://www.dresdner-bank.de
http://www.dresdner-privat.de

Events
24 May 2002, 10:00 a. m.
Annual General Meeting
Frankfurt/Main-Höchst, Jahrhunderthalle

17 May 2002
Publication of results as at 31 March 2002

27 May 2002
Dividend payment

15 August 2002
Publication of results as at 30 June 2002

15 November 2002
Publication of results as at 30 September 2002

Acknowledgements

Published by:	Dresdner Bank AG, Frankfurt/Main
Layout:	Claus Koch Corporate Communications, Dusseldorf
Portrait photographs:	Claudia Kempf, Wuppertal
Printed by:	Druck- und Verlagshaus Zarbock GmbH & Co. KG, Frankfurt/Main
Version dated:	20 March 2002

Five-year comparison of consolidated financial data

Income statement (€ mn)	2001	2000	1999	1998	1997
Net interest and current income	4,364	4,312	4,007	3,834	3,684
Net loan loss provisions	1,893	1,586	1,284	1,117	773
Net fee and commission income	3,841	4,291	3,437	2,837	2,503
Net trading income	1,526	1,329	1,274	743	905
Administrative expenses	8,682	7,652	6,528	5,892	5,059
Net other income and expenses	1,617	1,947	1,224	933	135
Special factors	620	1,028			
Income before taxes	153	1,613	2,130	1,338	1,435
Income tax expense	– 33	– 129	1,051	338	824
Net income	180	1,730	1,053	930	598

Key data (%)					
Cost-income ratio	77.7	64.8	66.2	71.1	70.5
(adjusted for amortisation of goodwill)	72.7	63.7	64.7	69.5	68.8
Return on equity before taxes	1.1	13.9	19.3	12.7	15.3
(adjusted for amortisation of goodwill)	5.2	15.0	20.7	14.0	16.6
Return on equity after taxes	1.3	15.1	9.8	9.1	6.5
(adjusted for amortisation of goodwill)	5.4	16.2	11.1	10.3	7.9

Dresdner Bank share information					
Earnings per share (€)	0.32	3.32	2.04	1.82	1.23
Dividend per share (€)	0.70	0.90	0.90*)	0.79	0.79
Total dividends paid (€ mn)	403	500	469	410	397
Shares outstanding as at year-end (mn)	575	526	521	518	513
Market capitalisation as at year-end (€ bn)	23.6	24.4	28.1	18.5	21.8

Regulatory Capital (German Banking Act)	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec
Core capital (€ mn)	11,542	13,276	12,908	10,623	9,152
Liable capital (€ mn)	20,927	22,895	22,682	18,724	16,733
Risk-weighted assets (€ mn)	181,478	200,556	194,929	176,956	159,211
Core capital (%)	6.4	6.6	6.6	6.0	5.7
Total capital (%)	11.5	11.4	11.6	10.6	10.5

Balance sheet (€ mn)					
Total assets	506,683	483,498	396,846	365,475	343,549
Lending volume	219,210	225,343	223,336	203,877	187,562
Assets (€ mn)					
Cash reserves	6,945	5,275	2,798	3,823	3,444
Trading assets	126,007	103,362	74,104	58,194	52,551
Loans and advances to banks	77,473	89,650	56,672	65,884	63,444
Loans and advances to customers	239,743	234,584	218,047	196,276	185,466
Investment securities	39,303	36,873	32,975	27,895	30,103
Liabilities (€ mn)					
Trading liabilities	45,815	49,447	32,327	27,682	21,707
Liabilities to banks	127,455	116,164	71,876	79,148	80,868
Liabilities to customers	171,478	158,466	142,160	133,796	129,117
Certificated liabilities	114,312	120,540	115,348	93,880	80,256
Provisions and other liabilities	14,338	15,055	12,643	11,816	4,134
Subordinated liabilities and profit-participation certificates	11,278	10,361	10,030	7,693	7,439
Shareholders' equity	21,633	13,020	11,567	10,938	10,411

Additional information (number)					
Employees as at year-end	49,968	51,456	50,659	48,948	46,577
Branch offices	1,172	1,360	1,459	1,506	1,553

*) Including bonus payment of €0.05.




Invitation to Annual General Meeting and Agenda

Dresdner Bank
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Invitation to Annual General Meeting

The bank's shareholders are hereby invited to attend the Annual General Meeting of Dresdner Bank AG to be held at the Jahrhunderthalle Frankfurt in Frankfurt/Main (Höchst), Pfaffenwiese, on Friday, May 24, 2002 at 10.00 a.m.

Agenda

1. Presentation of the approved annual financial statements for the year ended December 31, 2001, the consolidated financial statements for the year ended December 31, 2001, the Management Report for Dresdner Bank Aktiengesellschaft and the Dresdner Bank Group as well as the Report of the Supervisory Board

2. Resolution on the appropriation of the distributable profit
The Board of Managing Directors and the Supervisory Board propose that the distributable profit in the amount of €752,733,201.50 stated in the annual financial statements be utilised as follows:

Payment of a dividend of €0.70 per no-par value share qualifying for a dividend: €402,733,201.50. Transfer to other retained earnings: €350,000,000.00. The dividend is payable on May 27, 2002.

3. Resolution on the approval of the activities of the Board of Managing Directors during fiscal year 2001
The Board of Managing Directors and the Supervisory Board propose that approval be granted.

4. Resolution on the approval of the activities of the Supervisory Board during fiscal year 2001
The Board of Managing Directors and the Supervisory Board propose that approval be granted.

5. Appointment of the auditors of the financial statements and the consolidated financial statements for fiscal year 2002
The Supervisory Board proposes the appointment of PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt/Main, as auditors of the annual financial statements of Dresdner Bank AG and of the Dresdner Bank Group for fiscal year 2002.

6. Resolution on the authorisation to acquire own shares in accordance with section 71 (1) no. 7 Stock Corporation Act for the purpose of securities trading
The Board of Managing Directors and the Supervisory Board propose the following resolution:

Dresdner Bank AG is authorised to acquire own shares for the purpose of securities trading provided that the trading portfolio does not exceed five percent of the share capital at the end of any day. Shares may only be acquired on the basis of this resolution if the price per share does not exceed or fall below by more than 10 % in each case the average quoted price for Dresdner Bank AG shares in the closing auction in the Xetra trading system on the three market days immediately preceding the purchase.

This authorisation replaces the authorisation granted by the Annual General Meeting on May 11, 2001 and expires at the latest on November 24, 2003.

7. Election of new members of the Supervisory Board
Dr. Alfons Titzrath resigned his mandate as a shareholder representative on the Supervisory Board with effect from the end of the Annual General Meeting on May 24, 2002. In accordance with Article 9 (3) of the Articles of Association, the Annual General Meeting should elect a replacement for Dr. Titzrath.

In accordance with section 96 (1) Stock Corporation Act and section 7 (1) No. 3 Co-Determination Act, the Supervisory Board is composed of ten members to be elected by the Annual General Meeting and ten members to be elected by the employees. The Annual General Meeting is not bound to follow any proposals for election.

The Supervisory Board proposes to the Annual General Meeting that, with effect from the end of the Annual General Meeting on May 24, 2002,

Dr. Helmut Perlet,
Member of the Board of Managing Directors of Allianz AG, Munich,

be elected to the Supervisory Board for the remaining period of office of Dr. Titzrath.

Dr. Perlet is a member of the following other statutory supervisory boards of German companies:

none

Dr. Perlet is a member of the following other comparable supervisory bodies of business enterprises in Germany and abroad:

- Fireman's Fund Insurance Co., Novato, CA/USA
- Lloyd Adriatico S.p.A., Trieste
- Riunione Adriatica di Sicurta S.p.A., Milan

In addition, Mr Meinhard Carstensen resigned his mandate as a shareholder representative on the Supervisory Board with effect from December 31, 2001. The Frankfurt/Main Local Court appointed Dr. Bernd W. Voss as a replacement member of the Supervisory Board on January 3, 2002 for Mr Meinhard Carstensen's remaining term of office.

The Supervisory Board proposes to the Annual General Meeting that

Dr. Bernd W. Voss,
Member of the Supervisory Board of Dresdner Bank AG, Frankfurt/Main

be elected by the Annual General Meeting to the Supervisory Board following his appointment by the Frankfurt/Main Local Court for the above-mentioned term of office.

Dr. Voss is a member of the following other statutory supervisory boards of German companies:

- Continental AG, Hanover
- E.ON AG, Düsseldorf
- KARSTADT QUELLE Aktiengesellschaft, Essen
- Oldenburgische Landesbank AG, Oldenburg (Chairman)
- Preussag AG, Berlin/Hanover
- Volkswagen Aktiengesellschaft, Wolfsburg
- Wacker Chemie Gesellschaft mit beschränkter Haftung, Munich

Dr. Voss is a member of the following other comparable supervisory bodies of business enterprises in Germany and abroad:

- Reuschel & Co., Munich (Chairman)

The Supervisory Board also proposes to the Annual General Meeting that

Mr Ulrich Hüppe,
Lawyer,
General Manager of E.ON AG, Düsseldorf, Germany

be appointed as the alternate member also for Dr. Helmut Perlet and Dr. Bernd W. Voss,

provided that he will become a member of the Supervisory Board if one of the newly elected members of the Supervisory Board becomes unavailable before the end of his term of office, and that he will reassume his position as an alternate member as soon as the Annual General Meeting elects a replacement for the Supervisory Board member no longer available whose place he has taken.

Mr Hüppe is a member of the following other statutory supervisory boards of German companies:

- VEBA Oel AG, Gelsenkirchen
- Hamburger Hof Versicherungs-Aktiengesellschaft, Düsseldorf (Chairman)

Mr Hüppe is a member of the following other comparable supervisory bodies of business enterprises in Germany and abroad:

- Connect Austria Gesellschaft für Telekommunikation GmbH, Vienna
- Bouygues Telecom S.A., Boulogne-Billancourt

8. Resolution on the transfer of the shares held by minority shareholders of Dresdner Bank AG to Allianz AG, Munich, in return for an appropriate cash compensation

According to section 327a Stock Corporation Act, the Annual General Meeting of an Aktiengesellschaft (German Stock Corporation) can resolve, at the request of a shareholder holding at least 95 % of the share capital of the company (majority shareholder), to transfer the shares held by the remaining shareholders (minority shareholders) to the majority shareholder in return for the payment of an appropriate cash compensation. Shares belonging to the majority shareholder also include shares held by its dependent companies (section 327a (2) Stock Corporation Act in conjunction with section 16 (4) Stock Corporation Act. Allianz AG, Königinstrasse 28, Munich, entered in the commercial register of the Munich Local Court (Amtsgericht) under the number HRB 7185, and companies dependent on it hold a total of 95.55 % of the share capital of Dresdner Bank AG (as of March 31, 2002). Due to outstanding stock options issued by Dresdner Bank AG that can be exercised until April 30, 2002, the percentage held by Allianz AG may decrease to 95.13 %. Allianz AG has submitted a request to Dresdner Bank AG in accordance with section 327a Stock Corporation Act to arrange for a resolution by the Annual General Meeting that the shares of minority shareholders be transferred to Allianz in return for the payment of an appropriate cash compensation.

The Board of Managing Directors and the Supervisory Board propose the following resolution:

> The shares held by minority shareholders in Dresdner Bank AG will be transferred to Allianz AG in accordance with the procedure for squeezing out minority shareholders (sections 327a et seq. Stock Corporation Act) in return for the payment of a cash compensation in the amount of €51.50 for each share in Dresdner Bank AG with a notional value of €2.60.

In accordance with section 327b (3) Stock Corporation Act, Allianz AG has submitted to the Board of Managing Directors a declaration by Deutsche Bank AG, Frankfurt/Main. In this declaration,

Deutsche Bank AG guarantees to fulfill the obligation on the part of the majority shareholder to pay to the minority shareholders the cash compensation stipulated for the transferred shares immediately following the registration of the transfer resolution.

If the court determines a legally binding higher cash compensation in a procedure in accordance with section 327f Stock Corporation Act, a corresponding supplement to the cash compensation will be granted to all shareholders whose shares were transferred to Allianz AG upon registration of the transfer resolution.

The preconditions for the transfer and the explanation for and justification of the appropriateness of the cash compensation are contained in a written report by Allianz AG to the Annual General Meeting.

From the time that the Annual General Meeting is convened, the following documents will be available for inspection by shareholders at the business premises of Dresdner Bank AG, Jürgen-Ponto-Platz 1, Frankfurt/Main, Germany:

- the draft transfer resolution,
- the annual financial statements and management reports of Dresdner Bank AG for fiscal years 1999, 2000 and 2001,
- the report submitted by Allianz AG in accordance with section 327c (2) sentence 1 Stock Corporation Act,
- the audit report prepared by Susat & Partner OHG Wirtschaftsprüfungsgesellschaft, Hamburg, in accordance with section 327c (2) sentences 2 to 4 Stock Corporation Act.

All shareholders will be provided with a copy of the above-mentioned documents without delay and free of charge at their request. The documents will also be available for inspection at the Annual General Meeting.

9. Resolution on the approval of a controlling and profit transfer agreement between Dresdner Bank AG and FGI Frankfurter Gesellschaft für Industriewerte mit beschränkter Haftung, Frankfurt/Main

Dresdner Bank AG concluded a controlling and profit transfer agreement with FGI Frankfurter Gesellschaft für Industriewerte mit beschränkter Haftung, Frankfurt/Main (hereinafter also referred to as "FGI"), on December 21, 2001. The Shareholders' Meeting of FGI approved this agreement on December 28, 2001. Dresdner Bank AG holds a 100% interest in FGI.

The Board of Managing Directors and Supervisory Board propose that the Annual General Meeting approve this controlling and profit transfer agreement.

The controlling and profit transfer agreement comprises the following main provisions:

- FGI will subordinate the management of its company to Dresdner Bank AG. Accordingly, Dresdner Bank AG has the right to issue instructions to FGI's management. This right to issue instructions does not cover decisions as to the continuation, amendment, or termination of the controlling and profit transfer agreement.

- FGI is obliged throughout the duration of the agreement to transfer its entire profit to Dresdner Bank AG. With the consent of Dresdner Bank AG, FGI may appropriate funds from its annual net profit to other revenue reserves, provided that this is permissible under the Commercial Code and is economically justified in accordance with prudent business practice. The transfer of funds from the reversal of reserves set up by FGI before the conclusion of the agreement is not permitted.

- Dresdner Bank AG is obliged to offset any net loss for the period recorded by FGI during the term of the agreement, to the extent that such a loss cannot be offset by withdrawals from the other revenue reserves or from additional capital reserves set up by Dresdner Bank AG during the course of the agreement. Section 302 Stock Corporation Act shall apply accordingly.

- The agreement was concluded subject to the approval of the Annual General Meeting of Dresdner Bank AG and of the Shareholders' Meeting of FGI. It will take effect as of its entry in the commercial register for FGI and will apply retroactively as from January 1, 2001 – with the exception of the right to issue instructions, which will only take effect as from the entry into the commercial register.

- The agreement has been concluded for an indefinite period. It can be terminated by either party giving six months' notice to the end of a fiscal year of FGI, but no earlier than the end of fiscal year 2005.

From the time that the Annual General Meeting is convened, the following documents will be available for inspection by shareholders at the business premises of Dresdner Bank AG, Jürgen-Ponto-Platz 1, Frankfurt/Main, Germany:

- the controlling and profit transfer agreement between Dresdner Bank AG and FGI Frankfurter Gesellschaft für Industriewerte mit beschränkter Haftung,

- the annual financial statements and management reports of Dresdner Bank AG for fiscal years 1998, 1999, 2000 and 2001,

- the annual financial statements and management reports of FGI Frankfurter Gesellschaft für Industriewerte mbH for fiscal years 1998, 1999, 2000 and 2001,

- the joint report of the Board of Managing Directors of Dresdner Bank AG and the management of FGI Frankfurter Gesellschaft für Industriewerte mit beschränkter Haftung.

All shareholders will be provided with a copy of the above-mentioned documents without delay and free of charge at their request. The documents will also be available for inspection at the Annual General Meeting.

10. Resolution on the approval of a controlling and profit transfer agreement between Dresdner Bank AG and FGL Frankfurter Gesellschaft für Luftfahrtwerte mbH, Frankfurt/Main

Dresdner Bank AG concluded a controlling and profit transfer agreement with FGL Frankfurter Gesellschaft für Luftfahrtwerte mbH, Frankfurt/Main (hereinafter also referred to as "FGL"), on December 21, 2001. The Shareholders' Meeting of FGL approved this agreement on December 28, 2001. Dresdner Bank AG holds a 100% interest in FGL.

The Board of Managing Directors and Supervisory Board propose that the Annual General Meeting approve this controlling and profit transfer agreement.

The controlling and profit transfer agreement comprises the following main provisions:

- FGL will subordinate the management of its company to Dresdner Bank AG. Accordingly, Dresdner Bank AG has the right to issue instructions to FGL's management. This right to issue instructions does not cover decisions as to the continuation, amendment, or termination of the controlling and profit transfer agreement.

- FGL is obliged throughout the duration of the agreement to transfer its entire profit to Dresdner Bank AG. With the consent of Dresdner Bank AG, FGL may appropriate funds from its annual net profit to other revenue reserves, provided that this is permissible under the Commercial Code and is economically justified in accordance with prudent business practice. The transfer of funds from the reversal of reserves set up by FGL before the conclusion of the agreement is not permitted.

- Dresdner Bank AG is obliged to offset any net loss for the period recorded by FGL during the term of the agreement, to the extent that such a loss cannot be offset by withdrawals from the other revenue reserves or from additional capital reserves set up by Dresdner Bank AG during the course of the agreement. Section 302 Stock Corporation Act shall apply accordingly.

- The agreement was concluded subject to the approval of the Annual General Meeting of Dresdner Bank AG and of the Shareholders' Meeting of FGL. It will take effect as of its entry in the commercial register for FGL and will apply retroactively as from January 1, 2001 – with the exception of the right to issue instructions, which will only take effect as from the entry into the commercial register.

- The agreement has been concluded for an indefinite period. It can be terminated by either party giving six months' notice to the end of a fiscal year of FGL, but no earlier than the end of fiscal year 2005.

From the time that the Annual General Meeting is convened, the following documents will be available for inspection by shareholders at the business premises of Dresdner Bank AG, Jürgen-Ponto-Platz 1, Frankfurt/Main, Germany:

- the controlling and profit transfer agreement between Dresdner Bank AG and FGL Frankfurter Gesellschaft für Luftfahrtwerte mbH,

- the annual financial statements and management reports of Dresdner Bank AG for fiscal years 1998, 1999, 2000 and 2001,

- the annual financial statements of FGL Frankfurter Gesellschaft für Luftfahrtwerte mbH for fiscal years 1998, 1999, 2000 and 2001,

- the joint report of the Board of Managing Directors of Dresdner Bank AG and the management of FGI Frankfurter Gesellschaft für Luftfahrtwerte mbH.

All shareholders will be provided with a copy of the above-mentioned documents without delay and free of charge at their request. The documents will also be available for inspection at the Annual General Meeting.

11. Resolution on the approval of a controlling and profit transfer agreement between Dresdner Bank AG and First European ALPHA Beteiligungs GmbH, Frankfurt/Main
Dresdner Bank AG concluded a controlling and profit transfer agreement with First European ALPHA Beteiligungs GmbH (hereinafter also referred to as "First European") on November 6, 2001. The Shareholders' Meeting of First European approved this agreement on December 28, 2001. Dresdner Bank AG holds a 100% interest in First European.

The Board of Managing Directors and Supervisory Board propose that the Annual General Meeting approve this controlling and profit transfer agreement.

The controlling and profit transfer agreement comprises the following main provisions:

- First European will subordinate the management of its company to Dresdner Bank AG. Accordingly, Dresdner Bank AG has the right to issue instructions to First European's management. This right to issue instructions does not cover decisions as to the continuation, amendment, or termination of the controlling and profit transfer agreement.

- First European is obliged throughout the duration of the agreement to transfer its entire profit to Dresdner Bank AG. With the consent of Dresdner Bank AG, First European may appropriate funds from its annual net profit to other revenue reserves, provided that this is permissible under the Commercial Code and is economically justified in accordance with prudent business practice. The transfer of funds from the reversal of reserves set up by First European before the conclusion of the agreement is not permitted.

- Dresdner Bank AG is obliged to offset any net loss for the period recorded by First European during the term of the agreement, to the extent that such a loss cannot be offset by withdrawals from the other revenue reserves or from additional capital reserves set up by Dresdner Bank AG during the course of the agreement. Section 302 Stock Corporation Act shall apply accordingly.

- The agreement was concluded subject to the approval of the Annual General Meeting of Dresdner Bank AG and of the Shareholders' Meeting of First European. It will take effect as of its entry in the commercial register for First European and will apply retroactively as from April 27, 2001 – with the exception of the right to issue instructions, which will only take effect as from the entry into the commercial register.

- The agreement has been concluded for an indefinite period. It can be terminated by either party giving six months' notice to the end of a fiscal year of First European, but no earlier than the end of fiscal year 2006.

From the time that the Annual General Meeting is convened, the following documents will be available for inspection by shareholders at the business premises of Dresdner Bank AG, Jürgen-Ponto-Platz 1, Frankfurt/Main, Germany:

- the controlling and profit transfer agreement between Dresdner Bank AG and First European ALPHA Beteiligungs GmbH,

- the annual financial statements and management reports of Dresdner Bank AG for fiscal years 1998, 1999, 2000 and 2001,

- the annual financial statements of First European ALPHA Beteiligungs GmbH for the short fiscal year 2001,

- the joint report by the Board of Managing Directors of Dresdner Bank AG and the management of First European ALPHA Beteiligungs GmbH.

All shareholders will be provided with a copy of the above-mentioned documents without delay and free of charge at their request. The documents will also be available for inspection at the Annual General Meeting.

12. Resolution on the approval of a controlling and profit transfer agreement between Dresdner Bank AG and Herakles Beteiligungs-Gesellschaft mbH, Bad Vilbel
Dresdner Bank AG concluded a controlling and profit transfer agreement with Herakles Beteiligungs-Gesellschaft mbH (hereinafter referred to as "Herakles") on December 21, 2001. The Shareholders' Meeting of Herakles approved this agreement on December 28, 2001. Dresdner Bank AG holds a 100% interest in Herakles.

The Board of Managing Directors and Supervisory Board propose that the Annual General Meeting approve this controlling and profit transfer agreement.

The controlling and profit transfer agreement comprises the following main provisions:

- Herakles will subordinate the management of its company to Dresdner Bank AG. Accordingly, Dresdner Bank AG has the right to issue instructions to Herakles' management. This right to issue instructions does not cover decisions as to the continuation, amendment, or termination of the controlling and profit transfer agreement.

- Herakles is obliged throughout the duration of the agreement to transfer its entire profit to Dresdner Bank AG. With the consent of Dresdner Bank AG, Herakles may appropriate funds from its annual net profit to other revenue reserves, provided that this is permissible under the Commercial Code and is economically justified in accordance with prudent business practice. The transfer of funds from the reversal of reserves set up by Herakles before the conclusion of the agreement is not permitted.

- Dresdner Bank AG is obliged to offset any net loss for the period recorded by Herakles during the term of the agreement, to the extent that such a loss cannot be offset by withdrawals from the other revenue reserves or from additional capital reserves set up by Dresdner Bank AG during the course of the agreement. Section 302 Stock Corporation Act shall apply accordingly.

- The agreement was concluded subject to the approval of the Annual General Meeting of Dresdner Bank AG and of the Shareholders' Meeting of Herakles. It will take effect as of its entry in the commercial register for Herakles and will apply retroactively as from January 1, 2001 – with the exception of the right to issue instructions, which will only take effect as from the entry into the commercial register.

- The agreement has been concluded for an indefinite period. It can be terminated by either party giving six months' notice to the end of a fiscal year of Herakles, but no earlier than the end of fiscal year 2005.

From the time that the Annual General Meeting is convened, the following documents will be available for inspection by shareholders at the business premises of Dresdner Bank AG, Jürgen-Ponto-Platz 1, Frankfurt/Main, Germany:

- the controlling and profit transfer agreement between Dresdner Bank AG and Herakles Beteiligungs-Gesellschaft mbH,

- the annual financial statements and management reports of Dresdner Bank AG for fiscal years 1998, 1999, 2000 and 2001,

- the annual financial statements and management reports of Herakles Frankfurter Gesellschaft für Industriewerte mbH for fiscal years 1998, 1999, 2000 and 2001,

- the joint report of the Board of Managing Directors of Dresdner Bank AG and the management of Herakles Beteiligungs-Gesellschaft mbH.

All shareholders will be provided with a copy of the above-mentioned documents without delay and free of charge at their request. The documents will also be available for inspection at the Annual General Meeting.

13. Resolution on the approval of a controlling and profit transfer agreement between Dresdner Bank AG and Hetha Beteiligungsgesellschaft mbH, Bad Vilbel

Dresdner Bank AG concluded a controlling and profit transfer agreement with Hetha Beteiligungsgesellschaft mbH (hereinafter also referred to as "HETHA") on December 27, 2001. The Shareholders' Meeting of HETHA approved this agreement on December 28, 2001. Dresdner Bank AG holds a 100% interest in HETHA.

The Board of Managing Directors and Supervisory Board propose that the Annual General Meeting approve this controlling and profit transfer agreement.

The controlling and profit transfer agreement comprises the following main provisions:

- HETHA will subordinate the management of its company to Dresdner Bank AG. Accordingly, Dresdner Bank AG has the right to issue instructions to HETHA's management. This right to issue instructions does not cover decisions as to the continuation, amendment, or termination of the controlling and profit transfer agreement.

- HETHA is obliged throughout the duration of the agreement to transfer its entire profit to Dresdner Bank AG. With the consent of Dresdner Bank AG, HETHA may appropriate funds from its annual net profit to other revenue reserves, provided that this is permissible under the Commercial Code and is economically justified in accordance with prudent business practice. The transfer of funds from the reversal of reserves set up by HETHA before the conclusion of the agreement is not permitted.

- Dresdner Bank AG is obliged to offset any net loss for the period recorded by HETHA during the term of the agreement, to the extent that such a loss cannot be offset by withdrawals from the other revenue reserves or from additional capital reserves set up by Dresdner Bank AG during the course of the agreement. Section 302 Stock Corporation Act shall apply accordingly.

- The agreement was concluded subject to the approval of the Annual General Meeting of Dresdner Bank AG and of the Shareholders' Meeting of HETHA. It will take effect as of its entry in the commercial register for HETHA and will apply retroactively as from January 1, 2001 – with the exception of the right to issue instructions, which will only take effect as from the entry into the commercial register.

- The agreement has been concluded for an indefinite period. It can be terminated by either party giving six months' notice to the end of a fiscal year of HETHA, but no earlier than the end of fiscal year 2005.

From the time that the Annual General Meeting is convened, the following documents will be available for inspection by shareholders at the business premises of Dresdner Bank AG, Jürgen-Ponto-Platz 1, Frankfurt/Main, Germany:

- the controlling and profit transfer agreement between Dresdner Bank AG and Hetha Beteiligungsgesellschaft mbH,

- the annual financial statements and management reports of Dresdner Bank AG for fiscal years 1998, 1999, 2000 and 2001,

- the annual financial statements and management reports of Hetha Beteiligungsgesellschaft mbH for fiscal years 1998, 1999, 2000 and 2001,

- the joint report of the Board of Managing Directors of Dresdner Bank AG and the management of Hetha Beteiligungsgesellschaft mbH.

All shareholders will be provided with a copy of the above-mentioned documents without delay and free of charge at their request. The documents will also be available for inspection at the Annual General Meeting.

14. Resolution on the approval of a controlling and profit transfer agreement between Dresdner Bank AG and Süddeutsche Industrie-Beteiligungs-GmbH, Frankfurt/Main

Dresdner Bank AG concluded a controlling and profit transfer agreement with Süddeutsche Industrie-Beteiligungs-GmbH (hereinafter also referred to as "SIB") on December 21, 2001. The Shareholders' Meeting of SIB approved this agreement on December 28, 2001. Dresdner Bank AG holds a 100% interest in SIB.

The Board of Managing Directors and Supervisory Board propose that the Annual General Meeting approve this controlling and profit transfer agreement.

The controlling and profit transfer agreement comprises the following main provisions:

- SIB will subordinate the management of its company to Dresdner Bank AG. Accordingly, Dresdner Bank AG has the right to issue instructions to SIB's management. This right to issue instructions does not cover decisions as to the continuation, amendment, or termination of the controlling and profit transfer agreement.

- SIB is obliged throughout the duration of the agreement to transfer its entire profit to Dresdner Bank AG. With the consent of Dresdner Bank AG, SIB may appropriate funds from its annual net profit to other revenue reserves, provided that this is permissible under the Commercial Code and is economically justified in accordance with prudent business practice. The transfer of funds from the reversal of reserves set up by SIB before the conclusion of the agreement is not permitted.

- Dresdner Bank AG is obliged to offset any net loss for the period recorded by SIB during the term of the agreement, to the extent that such a loss cannot be offset by withdrawals from the other revenue reserves or from additional capital reserves set up by Dresdner Bank AG during the course of the agreement. Section 302 Stock Corporation Act shall apply accordingly.

- The agreement was concluded subject to the approval of the Annual General Meeting of Dresdner Bank AG and of the Shareholders' Meeting of SIB. It will take effect as of its entry in the commercial register for SIB and will apply retroactively as from January 1, 2001 – with the exception of the right to issue instructions, which will only take effect as from the entry into the commercial register.

- The agreement has been concluded for an indefinite period. It can be terminated by either party giving six months' notice to the end of a fiscal year of SIB, but no earlier than the end of fiscal year 2005.

From the time that the Annual General Meeting is convened, the following documents will be available for inspection by shareholders at the business premises of Dresdner Bank AG, Jürgen-Ponto-Platz 1, Frankfurt/Main, Germany:

- the controlling and profit transfer agreement between Dresdner Bank AG and Süddeutsche Industrie-Beteiligungs-GmbH,

- the annual financial statements and management reports of Dresdner Bank AG for fiscal years 1998, 1999, 2000 and 2001,

- the annual financial statements of Süddeutsche Industrie-Beteiligungs-GmbH for fiscal years 1998, 1999, 2000 and 2001,

- the joint report of the Board of Managing Directors of Dresdner Bank AG and the management of Süddeutsche Industrie-Beteiligungs-GmbH.

All shareholders will be provided with a copy of the above-mentioned documents without delay and free of charge at their request. The documents will also be available for inspection at the Annual General Meeting.

15. Resolution on the approval of a controlling and profit transfer agreement between Dresdner Bank AG and Zenon Beteiligungs-GmbH, Frankfurt/Main

Dresdner Bank AG concluded a controlling and profit transfer agreement with Zenon Beteiligungs-GmbH (hereinafter also referred to as "ZENON") on March 11, 2002. The Shareholders' Meeting of FGI approved this agreement on March 12, 2002. Dresdner Bank AG holds a 100% interest in ZENON.

The Board of Managing Directors and Supervisory Board propose that the Annual General Meeting approve this controlling and profit transfer agreement.

The controlling and profit transfer agreement comprises the following main provisions:

- ZENON will subordinate the management of its company to Dresdner Bank AG. Accordingly, Dresdner Bank AG has the right to issue instructions to ZENON's management. This right to issue instructions does not cover decisions as to the continuation, amendment, or termination of the controlling and profit transfer agreement.

- ZENON is obliged throughout the duration of the agreement to transfer its entire profit to Dresdner Bank AG. With the consent of Dresdner Bank AG, ZENON may appropriate funds from its annual net profit to other revenue reserves, provided that this is permissible under the Commercial Code and is economically justified in accordance with prudent business practice. The transfer of funds from the reversal of reserves set up by ZENON before the conclusion of the agreement is not permitted.

- Dresdner Bank AG is obliged to offset any net loss for the period recorded by ZENON during the term of the agreement, to the extent that such a loss cannot be offset by withdrawals from the other revenue reserves or from additional capital reserves set up by Dresdner Bank AG during the course of the agreement. Section 302 Stock Corporation Act shall apply accordingly.

- The agreement was concluded subject to the approval of the Annual General Meeting of Dresdner Bank AG and of the Shareholders' Meeting of ZENON. It will take effect as of its entry in the commercial register for ZENON and will apply retroactively as from January 1, 2002 – with the exception of the right to issue instructions, which will only take effect as from the entry into the commercial register.

- The agreement has been concluded for an indefinite period. It can be terminated by either party giving six months' notice to the end of a fiscal year of ZENON, but no earlier than the end of fiscal year 2006.

From the time that the Annual General Meeting is convened, the following documents will be available for inspection by shareholders at the business premises of Dresdner Bank AG, Jürgen-Ponto-Platz 1, Frankfurt/Main, Germany:

- the controlling and profit transfer agreement between Dresdner Bank AG and Zenon Beteiligungs-GmbH,

- the annual financial statements and management reports of Dresdner Bank AG for fiscal years 1999, 2000 and 2001,

- the annual financial statements and management reports of Zenon Beteiligungs-GmbH for fiscal years 1999, 2000 and 2001,

- the joint report of the Board if Managing Directors of Dresdner Bank AG and the management of Zenon Beteiligungs-GmbH.

All shareholders will be provided with a copy of the above-mentioned documents without delay and free of charge at their request. The documents will also be available for inspection at the Annual General Meeting.

16. Resolution on the approval of a controlling and profit transfer agreement between Dresdner Bank AG and Zweite FraMü Beteiligungs GmbH, Frankfurt/Main

Dresdner Bank AG concluded a controlling and profit transfer agreement with Zweite FraMü Beteiligungs GmbH (hereinafter also referred to as "Zweite FraMü") on December 21, 2001. The Shareholders' Meeting of Zweite FraMü approved this agreement on December 28, 2001. Dresdner Bank AG holds a 100% interest in Zweite FraMü.

The Board of Managing Directors and Supervisory Board propose that the Annual General Meeting approve this controlling and profit transfer agreement.

The controlling and profit transfer agreement comprises the following main provisions:

- Zweite FraMü will subordinate the management of its company to Dresdner Bank AG. Accordingly, Dresdner Bank AG has the right to issue instructions to Zweite FraMü's management. This right to issue instructions does not cover decisions as to the continuation, amendment, or termination of the controlling and profit transfer agreement.

- Zweite FraMü is obliged throughout the duration of the agreement to transfer its entire profit to Dresdner Bank AG. With the consent of Dresdner Bank AG, Zweite FraMü may appropriate funds from its annual net profit to other revenue reserves, provided that this is permissible under the Commercial Code and is economically justified in accordance with prudent business practice. The transfer of funds from the reversal of reserves set up by Zweite FraMü before the conclusion of the agreement is not permitted.

- Dresdner Bank AG is obliged to offset any net loss for the period recorded by Zweite FraMü during the term of the agreement, to the extent that such a loss cannot be offset by withdrawals from the other revenue reserves or from additional capital reserves set up by Dresdner Bank AG during the course of the agreement. Section 302 Stock Corporation Act shall apply accordingly.

- The agreement was concluded subject to the approval of the Annual General Meeting of Dresdner Bank AG and of the Shareholders' Meeting of Zweite FraMü. It will take effect as of its entry in the commercial register for Zweite FraMü and will apply as from January 1, 2002 – with the exception of the right to issue instructions, which will only take effect as from the entry into the commercial register.

- The agreement has been concluded for an indefinite period. It can be terminated by either party giving six months' notice to the end of a fiscal year of Zweite FraMü, but no earlier than the end of fiscal year 2006.

From the time that the Annual General Meeting is convened, the following documents will be available for inspection by shareholders at the business premises of Dresdner Bank AG, Jürgen-Ponto-Platz 1, Frankfurt/Main, Germany:

- the controlling and profit transfer agreement between Dresdner Bank AG and Zweite FraMü Beteiligungs GmbH,

- the annual financial statements and management reports of Dresdner Bank AG for fiscal years 1999, 2000 and 2001,

- the annual financial statements of Zweite FraMü Beteiligungs GmbH for the short fiscal year 2001,

- the joint report by the Board of Managing Directors of Dresdner Bank AG and the management of Zweite FraMü Beteiligungs GmbH.

All shareholders will be provided with a copy of the above-mentioned documents without delay and free of charge at their request. The documents will also be available for inspection at the Annual General Meeting.

17. Resolution on the approval of the modification of a profit transfer agreement between Dresdner Bank AG and DEGI Deutsche Gesellschaft für Immobilienfonds m.b.H., Frankfurt/Main

Dresdner Bank AG and DEGI Deutsche Gesellschaft für Immobilienfonds m.b.H. (hereinafter also referred to as "DEGI") concluded a profit transfer agreement on March 18, 1999. This was entered in the commercial register for DEGI in Frankfurt/Main on September 30, 1999.

By way of a notarised purchase and assignment agreement dated July 11, 2001, Dresdner Bank AG transferred shares in DEGI in the nominal amount of €618,000.00 of the total ordinary share capital of €10,300,000.00 to R+V Versicherung AG, out of the 100% interest it had previously held. This corresponds to a 6% interest in the company.

With respect to the accession of R+V Versicherung AG as an external shareholder in DEGI and the resulting need to lay down compensatory payments to the external shareholder, the profit transfer agreement dated March 18, 1999 was confirmed and supplemented on December 20, 2001 by the following provision:

"Section 5 Compensatory payment

1. The external shareholder R+V Versicherung AG will receive a fixed compensatory payment in the amount of €351,000.00 per annum for the term of this agreement for each full fiscal year of DEGI Deutsche Gesellschaft für Immobilienfonds m.b.H. For fiscal year 2001, a pro rata compensatory payment in the amount of €166,364.00 will be made. The compensatory payment will be made in each case on the tenth working day following the resolution by the Shareholders' Meeting approving the annual financial statements for the fiscal year concerned, but at the latest on June 30 of the year following the fiscal year concerned.

2. The compensatory payment will be reduced pro rata if the agreement is terminated during a fiscal year of DEGI Deutsche Gesellschaft für Immobilienfonds m.b.H. or if DEGI Deutsche Gesellschaft für Immobilienfonds m.b.H. forms a short fiscal period during the term of the agreement."

The previous sections 5 and 6 will become sections 6 and 7.

The modification agreement was concluded subject to the approval of the Annual General Meeting of Dresdner Bank AG and of the Shareholders' Meeting of DEGI. It will take effect as of its entry in the commercial register for DEGI. The Shareholders' Meeting for DEGI approved the modification agreement on January 24, 2002.

The Board of Managing Directors and Supervisory Board propose that the Annual General Meeting approve this modification to the profit transfer agreement.

From the time that the Annual General Meeting is convened, the following documents will be available for inspection by shareholders at the business premises of Dresdner Bank AG, Jürgen-Ponto-Platz 1, Frankfurt/Main, Germany:

- the modification agreement to the profit transfer agreement concluded between Dresdner Bank AG and DEGI Deutsche Gesellschaft für Immobilienfonds m.b.H.,

- the annual financial statements and management reports of Dresdner Bank AG for fiscal years 1998, 1999, 2000 and 2001,

- the annual financial statements and management reports of DEGI Frankfurter Gesellschaft für Industriewerte mbH for fiscal years 1998, 1999, 2000 and 2001,

- the joint report of the Board of Managing Directors of Dresdner Bank AG and the management of DEGI Frankfurter Gesellschaft für Industriewerte mit beschränkter Haftung,

- the report of the auditors of the agreement, Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH, in accordance with section 293e Stock Corporation Act.

All shareholders will be provided with a copy of the above-mentioned documents without delay and free of charge at their request. The documents will also be available for inspection at the Annual General Meeting.

Notice on attendance and exercising of voting rights at the Annual General Meeting

Pursuant to Article 18 of the Articles of Association, shareholders entitled to attend the Annual General Meeting and cast votes are those who are entered in the Shareholders' Register of the Company on the day of the Annual General Meeting, and who have registered to attend by no later than May 17, 2002 either in writing or by fax.

Shareholders who are entered in the Shareholders' Register may register to attend the meeting at Dresdner Bank AG direct at the following address:

Dresdner Bank Aktiengesellschaft
60214 Frankfurt/Main
Germany

or under the fax number
+49 69 25627049

Shareholders who are entered in the Shareholders' Register may authorise a proxy such as a bank or a shareholders' association to cast votes on their behalf. In this case, the proxy appointed must be registered in good time. We request that shareholders use the form provided to them to register for the Annual General Meeting and to appoint a proxy. Shareholders or their proxies authorised to attend the Annual General Meeting will receive admission tickets and voting cards for the meeting.

The shareholders of Dresdner Bank AG also have the possibility to authorise a company employee to represent them at the Annual General Meeting. In this case, written proxies and directives can be sent to the above mentioned address or faxed to the above mentioned fax number. Details can be taken from the documents being forwarded to shareholders.

If shares are registered in the name of a bank, this bank may only exercise the voting rights for shares that it does not own if it has been authorised to do so by the shareholder.

The agenda for the Annual General Meeting on May 24, 2002, the registration and proxy authorisation form, notes on attending the meeting and the Annual Report 2001 will be sent to all shareholders who are entered in the Shareholders' Register.

Frankfurt/Main, April 2002

Dresdner Bank Aktiengesellschaft
The Board of Managing Directors

Amendment

On page 5 of the agenda the mandates of Dr. Voss mentioned in agenda item no. 7 (Election to the supervisory board) have to be amended as follows:

Dr. Voss is a member of the following other statutory supervisory boards of German companies:

- Quelle AG, Fürth in Bavaria

Dr. Voss is a member of the following other comparable supervisory bodies of business enterprises in Germany and abroad:

- ABB Ltd., Zurich

On page 12 of the agenda

the name of the company mentioned in the first line has to read "Herakles Beteiligungs-Gesellschaft mbH".